Form 10-K, Exhibit 13
period 1994-02-26
DRUG EMPORIUM INC
filed 1994-05-27
CIK 832922

                                                                Exhibit 13.1
DRUG EMPORIUM, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
- - -------------------------------------------------------------------------------

The following table is derived from the consolidated financial statements of the Company and sets forth selected financial data and other operating information. The financial data should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this report and Management's Discussion and Analysis of Financial Condition and Results of Operations.

STATEMENT OF OPERATIONS DATA:
                                                                       Year Ended February
                                                   1994         1993           1992          1991          1990
(In thousands, except per share data)        ------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . .  $  749,040    $  756,710    $  742,343    $  620,212    $  487,955
Gross margin  . . . . . . . . . . . . . . .     154,773       154,022       142,404       123,869        99,585
Less:
  Selling, administrative and occupancy
   expenses . . . . . . . . . . . . . . . .     146,220       146,726       136,798       108,340        82,723
  Other expenses, (net) . . . . . . . . . .       6,183        10,505        12,859         4,249         2,529
                                             ------------------------------------------------------------------
Income (loss) before income taxes . . . . .       2,370        (3,229)       (7,253)       11,280        14,333
Provision (benefit) for income taxes  . . .       1,089          (562)       (2,583)        4,689         6,127
                                             ------------------------------------------------------------------
Net income (loss) . . . . . . . . . . . . .  $    1,281    $   (2,667)   $   (4,670)   $    6,591    $    8,206
                                             ==================================================================

PER SHARE DATA:

Net income (loss) . . . . . . . . . . . . .  $     0.10    $    (0.20)   $    (0.36)   $     0.50    $     0.63
Cash dividends  . . . . . . . . . . . . . .  $     --      $     0.04    $     0.12    $     0.11    $     0.10
Shareholders' equity  . . . . . . . . . . .  $     3.91    $     3.82    $     4.06    $     4.49    $     4.19

CONSOLIDATED BALANCE SHEET DATA:

Working capital . . . . . . . . . . . . . .  $   82,176    $   72,525    $   74,239    $   82,465    $   86,604

Total assets  . . . . . . . . . . . . . . .  $  196,890    $  194,935    $  188,948    $  183,837    $  174,376

Non-current liabilities . . . . . . . . . .  $   67,566    $   59,861    $   61,634    $   62,771    $   67,026

Total shareholders' equity  . . . . . . . .  $   51,484    $   50,095    $   53,254    $   58,633    $   53,284


DRUG EMPORIUM, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- - -----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
The following table sets forth selected items from the Company's Consolidated Statement of Operations expressed as a percentage of net sales for the years indicated.
                                                                           YEAR ENDED FEBRUARY
                                                                  1994            1993             1992
                                                               -------------------------------------------
Net sales (in thousands)  . . . . . . . . . . . . . . . . . .  $ 749,040        $ 756,710        $ 742,343
Gross margin  . . . . . . . . . . . . . . . . . . . . . . . .       20.7%            20.4%            19.2%
Selling, administrative and occupancy expense . . . . . . . .       19.5             19.4             18.4
Other expenses (net)  . . . . . . . . . . . . . . . . . . . .         .9              1.4              1.8
                                                               -------------------------------------------
Income (loss) before income taxes . . . . . . . . . . . . . .         .3              (.4)            (1.0)
Provision (benefit) for income taxes  . . . . . . . . . . . .         .1              (.1)             (.4)
                                                               -------------------------------------------
Net income (loss) . . . . . . . . . . . . . . . . . . . . . .         .2              (.3%)            (.6%)
                                                               ===========================================

Sales declined one percent in fiscal 1994 compared with a two percent increase for fiscal 1993 resulting from a reduction in comparable store sales of 1.8% and 3.9%, respectively, offset by the impact of store openings and closings. The decline in comparable store sales is primarily attributable to an overall weakness in consumer spending in the early part of fiscal 1994 and increased competition.

The following table lists store openings, stores acquired and stores closed for the year ended February 26, 1994 and prior years.


                                                                           YEAR ENDED FEBRUARY
                                                                  1994            1993             1992
                                                               -------------------------------------------
Number of stores at beginning of year . . . . . . . . . . . .       132             128              109
Stores opened . . . . . . . . . . . . . . . . . . . . . . . .         6              12               25
Stores acquired . . . . . . . . . . . . . . . . . . . . . . .        --              --                3
Stores closed . . . . . . . . . . . . . . . . . . . . . . . .        (5)             (8)              (9)
                                                               -----------------------------------------
Total stores at end of year . . . . . . . . . . . . . . . . .       133             132              128
                                                               =========================================

Gross margin as a percentage of net sales increased in fiscal 1994 over the previous year. This is primarily due to lower product costs, and selectively strengthened product pricing including introduction of private label brands in all Company stores, partially offset by reductions in the retail price of the most competitive items. The fiscal 1993 gross margin percentage increased over the previous year primarily due to actions taken to lower product costs and selectively strengthened product pricing.

Selling, administrative and occupancy expenses decreased slightly in fiscal 1994 as compared to fiscal 1993 on a lower sales base. These same expenses increased in fiscal 1993 as a percentage of sales as compared to fiscal 1992 due to negative comparable store sales, the slower maturity of new store sales volumes and the inability to proportionately absorb the fixed expenses of the new stores.

Other expenses include primarily interest on borrowings and charges for restructuring, severance and store closings. In fiscal 1993, the Company recorded a $4,357,000 charge for restructuring, severance and store closing costs. A similar charge of $7,270,000 was recorded in fiscal 1992.

INVENTORY VALUATION:
The Company uses the LIFO method of accounting for its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs.

The Company, in computing its LIFO charges throughout the fiscal year, uses an estimated percentage rate of inflation determined at the beginning of the fiscal year. This LIFO charge is adjusted at each year end based upon the actual weighted average percentage rate of inflation during the fiscal year.

DRUG EMPORIUM, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
- - ----------------------------------------------------------------------------

The table below sets forth LIFO charge and the corresponding inflation rates for the years indicated.

                                           Year Ended February
                                       1994       1993        1992
                                       ----------------------------
                                           (IN THOUSANDS)
LIFO charge .........................  $654      $1,837      $3,680
Inflation rate ......................    .5%        1.2%        2.4%


LIQUIDITY AND CAPITAL RESOURCES:

The Company signed a new bank credit agreement (Agreement) on January 4, 1994. The Agreement increases the available borrowings and replaces the previous bank credit agreement that was due to expire August 31, 1996.

The Agreement allows for a total credit facility of $45,000,000, depending on available collateral, consisting of a revolving credit line (Revolver) of up to $30,000,000 and $15,000,000 of term debt. The Revolver expires on February 28, 1997, while the term debt is due in quarterly installments, as follows:
$500,000 during fiscal 1995, $750,000 during fiscal 1996 and fiscal 1997, and $875,000 during fiscal 1998 and 1999. The interest rate on the Revolver and the term debt float at the bank's prime rate (Prime) and prime plus 1/4%, respectively. The Agreement requires a commitment fee on the Revolver (.375% on the first $20,000,000 and .25% on the last $10,000,000) and has no compensating balance requirements.

Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement contains certain covenants pertaining to, among other things, the Company's investments, net worth, working capital, indebtedness and fixed charge coverage. The Agreement also restricts payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debt to 50% of the cumulative net income (as defined). The Company believes that internally generated funds and borrowings available under its Agreement are sufficient to finance the Company's current operations.

DRUG EMPORIUM, INC.
CONSOLIDATED BALANCE SHEETS
- - ---------------------------------------------------------------------------------------------

                                                                   FEBRUARY 26    FEBRUARY 27
                                                                      1994           1993
                                                                    --------      -----------
                                                                        (IN THOUSANDS)
ASSETS
Current assets:
      Cash                                                          $    585      $       465
      Accounts receivable                                              9,455            6,388
      Inventories                                                    146,569          146,847
      Income taxes and other                                           3,407            3,804
                                                                    --------      -----------
Total current assets                                                 160,016          157,504
Property and equipment, net                                           29,512           32,072
Goodwill                                                               6,736            4,473
Other assets                                                             626              886
                                                                    --------      -----------
Total assets                                                        $196,890         $194,935
                                                                    --------      -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Revolving credit line                                         $ 13,480        $  27,000
      Accounts payable                                                37,375           33,336
      Other accrued expenses                                          22,875           22,266
      Current maturities of long-term debt                             4,110            2,377
                                                                    --------      -----------
Total current liabilities                                             77,840           84,979
Convertible subordinated debt                                         50,805           50,748
Long-term debt, other                                                 16,761            5,832
Minority interest                                                          -            3,281
Shareholders' equity:
      Preferred stock, authorized 2,000,000 shares, none issued            -                -
      Common stock, stated value $.10 per share, authorized
         28,000,000, issued and outstanding 13,154,000, 1994;
         13,117,000, 1993                                              1,315            1,312
         Additional paid-in capital                                   32,014           31,909
         Retained earnings                                            18,155           16,874
                                                                    --------      -----------
Total shareholders' equity                                            51,484           50,095
                                                                    --------      -----------
Total liabilities and shareholders' equity                          $196,890         $194,935
                                                                    --------      -----------

SEE ACCOMPANYING NOTES.

DRUG EMPORIUM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
- - -------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED
                                                     FEBRUARY 26         FEBRUARY 27      FEBRUARY 29
                                                        1994                1993              1992
                                                     ----------          ----------        ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
 Net sales                                            $749,040             $756,710         $742,343
 Cost of sales                                         594,267              602,708          599,939
                                                      --------             --------         --------
                                                       154,773              154,002          142,404
                                                      --------             --------         --------
 Selling, administrative and occupancy
   expenses                                            146,220              146,726          136,798
 Restructuring and store closure expense                     -                4,357            7,270
 Interest expense, net                                   5,983                5,596            5,629
 Minority interest and other                               200                  552              (40)
                                                      --------             --------         --------
 Income (loss) before income taxes                       2,370               (3,229)          (7,253)
 Provision (benefit) for income taxes                    1,089                 (562)          (2,583)
                                                      --------             --------         --------
 Net income (loss)                                    $  1,281             $ (2,667)        $ (4,670)
                                                      --------             --------         --------
 Net income (loss) per share                          $    .10             $   (.20)        $   (.36)
                                                      --------             --------         --------

 Weighted average number of common and
   common equivalent shares (if dilutive)
   used in computing net income (loss)  per share       13,133               13,115           12,971
                                                      --------             --------         --------

SEE ACCOMPANYING NOTES.

DRUG EMPORIUM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- - --------------------------------------------------------------------------------------------------------------------------
                                                               ADDITIONAL                                       TOTAL
                                       COMMON STOCK             PAID-IN         RETAINED       TREASURY      SHAREHOLDERS'
                                  SHARES          AMOUNT        CAPITAL         EARNINGS         STOCK          EQUITY
                                  ----------------------------------------------------------------------------------------
(In thousands)
Balance at March 1, 1991          13,062           $1,306         $31,052         $27,632        $(1,357)       $58,633
  Exercise of stock options          213               21             825               -              -            846
  Net loss                             -                -               -          (4,670)             -         (4,670)
  Dividends paid ($.12 per share)      -                -               -          (1,555)             -         (1,555)
  Retirement of treasury stock      (165)             (16)              -          (1,341)         1,357              -
                                   ------------------------------------------------------------------------------------
Balance at February 29, 1992      13,110            1,311          31,877          20,066              -         53,254
  Exercise of stock options            7                1              32               -              -             33
  Net loss                             -                -               -          (2,667)             -         (2,667)
  Dividends paid ($.04 per share)      -                -               -            (525)             -           (525)
                                  -------------------------------------------------------------------------------------
Balance at February 27, 1993      13,117            1,312          31,909          16,874              -         50,095
  Exercise of stock options           37                3             105               -              -            108
  Net income                           -                -               -           1,281              -          1,281
                                  -------------------------------------------------------------------------------------
Balance at February 26, 1994      13,154           $1,315         $32,014         $18,155        $     -        $51,484
                                  -------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

DRUG EMPORIUM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
- - ---------------------------------------------------------------------------------------------------------------------------------
                                                                             YEAR ENDED
                                                       -------------------------------------------------------
                                                          FEBRUARY 26        FEBRUARY 27        FEBRUARY 29
                                                             1994               1993               1992
                                                       -------------------------------------------------------

                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)                                          $   1,281          $  (2,667)        $  (4,670)
Add (deduct) non-cash charges (credits):
  Restructuring and store closure expense                          -              4,357             7,270
  Depreciation and amortization                                6,542              6,537             6,163
  Minority interest                                              200                623               271
  Deferred income taxes                                        1,893             (1,244)           (3,973)
  LIFO provision                                                 654              1,857             3,680
  Cash provided by (used for) current assets and
    liabilities, net of effects from acquisitions
    of franchisees:
       Accounts payable and accrued expenses                   4,648            (16,094)           (1,932)
       Accounts receivable                                    (3,067)             5,168            (1,778)
       Inventories at current cost                              (376)           (15,326)            6,242
       Other                                                  (1,429)             1,707               482
                                                          -----------------------------------------------
 Net cash provided by (used for) operating activities         10,346            (15,082)           11,755

INVESTING ACTIVITIES
Purchase of property and equipment, net                       (3,220)            (4,163)          (12,331)
Purchase of franchisees, net of cash acquired                      -                  -            (3,115)
Acquisition of minority interest                              (6,256)                 -            (1,291)
                                                          -----------------------------------------------
Net cash used for investing activities                        (9,476)            (4,163)          (16,737)

FINANCING ACTIVITIES
Net borrowings (repayments) under revolving
 credit line                                                 (13,520)            22,200            (1,400)
Cash dividends                                                     -               (525)           (1,555)
Proceeds from term debt                                       15,000                  -                 -
Net borrowings (repayments), other                            (2,338)            (2,464)            7,457
Other                                                            108                 33               561
                                                          -----------------------------------------------
Net cash provided by (used for) financing activities            (750)            19,244             5,063
                                                          -----------------------------------------------
Increase (decrease) in cash and cash equivalents, net            120                 (1)               81
Cash and cash equivalents, net, beginning of year                465                466               385
                                                          -----------------------------------------------
Cash and cash equivalents, net, end of year                     $585               $465              $466
                                                          ===============================================

SEE ACCOMPANYING NOTES.


DRUG EMPORIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - -----------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING POLICIES-------------------------------------------
BASIS OF OPERATION

The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company) whose primary business activity is the operation of retail stores specializing in the sale of health and beauty aids, cosmetics, pharmaceuticals and general merchandise at competitive prices. Significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company operates on a fiscal year consisting of four thirteen week fiscal quarters. The quarter and fiscal year ends were as follows:

                                           FISCAL YEAR 1994                  FISCAL YEAR 1993
 First quarter                     May 29, 1993                      May 30, 1992
 Second quarter                    August 28, 1993                   August 29, 1992
 Third quarter                     November 27, 1993                 November 28, 1992
 Year end                          February 26, 1994                 February 27, 1993

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by use of the last-in, first-out (LIFO) method. If current cost had been used, inventories would have been approximately $19,381,000 and $19,713,000 higher than reported at February 26, 1994 and February 27, 1993, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventories which are generally taken at all locations twice annually.

PROPERTY AND EQUIPMENT

Property and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method based on estimated useful lives of owned assets. Leasehold improvements are amortized over the estimated physical life of the asset or the term of the lease, whichever is shorter.

PRE-OPENING EXPENSES

Expenditures related to the opening of new retail drugstores, other than expenditures for capital assets, are charged to expense when incurred.

GOODWILL

Goodwill is amortized over 15 years using the straight-line method. The Company amortized $512,000, $391,000 and $391,000 of goodwill during fiscal 1994, 1993 and 1992, respectively. Accumulated amortization was $2,114,000 at February 26, 1994 and $1,602,000 at February 27, 1993.

DEBT ISSUANCE COSTS

Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Unamortized debt issuance costs have been recorded as a reduction to the outstanding debt. Amortization expense related to the issuance costs is reported as interest expense and approximated $57,000, $58,000 and $51,000 for fiscal 1994, 1993 and 1992, respectively.

NET INCOME (LOSS) PER SHARE

The Company calculates net income (loss) per share based on the weighted average number of common shares outstanding and common stock equivalents derived from dilutive stock options. In computing net income (loss) per common share, the conversion of the Company's subordinated debentures was not assumed as the effect would be anti-dilutive.

RECLASSIFICATIONS

Certain amounts in prior years' financial statements have been reclassified to conform with the fiscal 1994 presentation.

2. RESTRUCTURING AND STORE CLOSURES

During fiscal 1993 and 1992, the Company provided for the cost of restructuring certain elements of the business including the cost of centralizing certain operations, streamlining operations and closing unprofitable stores.

3. REVOLVING CREDIT LINE

The Company signed a new bank credit agreement (Agreement) on January 4, 1994. The Agreement increases the available borrowings and replaces the previous bank credit agreement that was due to expire August 31, 1996.

The Agreement allows for a total credit facility of $45,000,000, depending on available collateral, consisting of a revolving credit line (Revolver) of up to $30,000,000 and $15,000,000 of term debt (see Note 4). The Revolver expires on February 28, 1997. The interest rate on the Revolver floats at the bank's prime rate (6% at February 26, 1994). The agreement requires a commitment fee on the Revolver (.375% on the first $20,000,000 and .25% on the last $10,000,000) and has no

DRUG EMPORIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
- - -------------------------------------------------------------------------------
compensating balance requirements.

Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement contains certain covenants pertaining to, among other things, the Company's investments, net worth, working capital, indebtedness and fixed charge coverage. The Agreement also restricts payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debt to 50% of the cumulative net income (as defined).

Cash paid for interest on the revolving credit line and long-term debt approximated interest expense in fiscal 1994, 1993 and 1992.

4. LONG-TERM DEBT--------------------------------------------------------------

                                                                       FEBRUARY 26      FEBRUARY 27
                                                                           1994             1993
                                                                    ----------------------------------
                                                                              (IN THOUSANDS)

 Convertible subordinated debentures, less unamortized debt
 issuance costs of $1,195,000, 1994 and $1,252,000, 1993
                                                                        $  50,805        $  50,748
 Term debt                                                                 15,000                -
 Equipment finance agreements                                               4,257

                                                                                             6,427
 Mortgage note                                                              1,614            1,782
                                                                    ----------------------------------
                                                                           71,676           58,957
 Less current maturities                                                   (4,110)          (2,377)
                                                                    ----------------------------------
                                                                                        $   56,580
                                                                        $  67,566
                                                                    ----------------------------------

In September 1989, the Company issued $52,000,000 of 7.75% convertible subordinated debentures. These debentures are unsecured obligations of the Company and may be converted into common stock of the Company at any time prior to maturity, unless previously redeemed. The conversion rate is 65.1466 shares per $1,000 principal amount of debentures (or approximately $15.35 per share), subject to certain adjustments under the terms of these debentures. These debentures are redeemable at the option of the Company at 104.2% of par plus accrued interest. This redemption rate declines annually to par on the maturity date, October 1, 1999. The Company has reserved 3,387,624 shares of common stock for issuance upon conversion of the debentures and 33,900 shares of Series A Preferred Stock in connection with the rights to be distributed under the Shareholder Rights Plan (Note 8) with respect to the reserved shares of common stock.

The term debt is part of the Agreement discussed in Note 3 and is due in quarterly installments, as follows: $500,000 during fiscal 1995, $750,000 during fiscal 1996 and fiscal 1997, and $875,000 during fiscal 1998 and 1999. The interest rate on the term debt floats at the bank's prime rate (6% at February 26, 1994) plus 1/4%.

As of February 26, 1994, substantially all of the Company's furniture, fixtures and equipment have been pledged as security for the repayment of the equipment finance agreements. These financing agreements contain interest rates ranging from 4.5% to 12.7%. Principal amounts related to these agreements due for fiscal years 1995 through 1999 are $1,937,000, $1,584,000, $710,000, $10,000 and $7,000, respectively.

The Company has a mortgage note secured by its corporate office building that bears interest at a variable interest rate based on the 30 day commercial paper rate (6% at February 26, 1994). Principal amounts related to the note due for fiscal years 1995 through 1999 are $173,000, $177,000, $188,000, $199,000 and
$211,000, respectively.

5. OPERATING LEASES------------------------------------------------------------

The Company leases retail stores under non-cancelable operating leases. Certain of the leases require contingent rentals based upon sales in excess of specified amounts and certain are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $27,960,000, $27,799,000 and $22,035,000 during fiscal 1994, 1993 and 1992, respectively.

At February 26, 1994 future minimum operating lease payments during the next five years and thereafter are: 1995-$28,100,000; 1996-$26,500,000;
1997-$25,700,000; 1998-$24,000,000; 1998-$23,400,000 and $87,000,000
thereafter. At February 26, 1994 the future minimum lease payments for closed stores total approximately $21,100,000 for which the Company estimates it will receive approximately $20,500,000 of sub-lease income (for which there are sub-leases in force aggregating $4,100,000 at February 26, 1994).

DRUG EMPORIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
- - ------------------------------------------------------------------------------

6. PROPERTY AND EQUIPMENT-----------------------------------------------------

Property and equipment is summarized as follows:

                                                               FEBRUARY 26      FEBRUARY 27
                                                                   1994             1993
                                                             ------------------------------
                                                                    (IN THOUSANDS)
 Land and building                                           $ 2,525          $  2,525
 Furniture and fixtures                                       35,828            33,708
 Leasehold improvements                                       18,575            18,446
                                                             ------------------------------
                                                              56,928            54,679
 Less allowances for depreciation and amortization           (27,416)          (22,607)
                                                             ------------------------------
                                                             $ 29,512         $ 32,072
                                                             ==============================

7. INCOME TAXES-----------------------------------------------------------------

Effective February 28, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by FASB Statement No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated.

The cumulative effect of adopting Statement No. 109 as of February 28, 1993 did not have a material impact on the financial statements.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets relate primarily to accrued liabilities not yet deducted for tax reporting purposes. Deferred tax liabilities relate primarily to tax depreciation and the tax LIFO provision in excess of amounts recorded for financial reporting purposes. There were no significant deferred tax valuation allowances as of February 26, 1994. The amounts of these tax liabilities and assets are as follows (in thousands):

                                                               FEBRUARY 26
                                                                   1994
                                                            --------------------
                                                              (IN THOUSANDS)
Deferred income tax assets                                      $ 5,420
Deferred income tax liabilities                                  (3,556)
                                                            --------------------
                                                                  1,864
 Current income tax receivable                                      910
                                                            --------------------
                                                                $ 2,774
                                                            --------------------


Significant components of the provision for income taxes are as follows:

                                         LIABILITY           DEFERRED
                                          METHOD              METHOD
                                     ------------------------------------
                                           1994        1993        1992
                                     ------------------------------------
                                                (IN THOUSANDS)
Current:
  Federal . . . . . . . . . . . . .     $  (997)      $   430     $ 1,687
  State . . . . . . . . . . . . . .         193           252        (297)
                                     ------------------------------------
Total current . . . . . . . . . . .        (804)          682       1,390
Deferred  . . . . . . . . . . . . .       1,893        (1,244)     (3,973)
                                     ------------------------------------
Total . . . . . . . . . . . . . . .     $ 1,089       $  (562)    $(2,583)
                                     ====================================


The components of the provision for deferred income taxes for the years ended February 1993 and 1992 were as follows:


                                          1993         1992
                                     ---------------------------
                                            (IN THOUSANDS)
Inventory valuation . . . . . . . .     $    (72)      $   (826)
Accrued liabilities . . . . . . . .         (834)        (2,472)
Other . . . . . . . . . . . . . . .         (338)          (675)
                                     ---------------------------
                                        $ (1,244)      $ (3,973)


The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense (benefit) is:


                                     LIABILITY             DEFERRED
                                      METHOD                METHOD
                                     ------------------------------------
                                       1994          1993          1992
                                     ------------------------------------
                                                  (IN THOUSANDS)
Tax at statutory rate . . . . . . .  $   806      $ (1,098)     $ (2,446)
State income tax net of federal
  tax benefit . . . . . . . . . . .       95           166          (196)
Goodwill and minority interest  . .      205           320           225
Other-net . . . . . . . . . . . . .      (17)           50          (166)
                                     ------------------------------------
                                     $ 1,089      $   (562)     $ (2,583)
                                     ====================================


The Company made income tax payments of $1,203,000, $1,743,000 and $1,463,000 in fiscal 1994, 1993 and 1992, respectively.

DRUG EMPORIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
- - -------------------------------------------------------------------------------

8. SHAREHOLDERS' EQUITY--------------------------------------------------------

The Company has authorized 2,000,000 shares of $1.00 par value preferred stock. The terms of the preferred stock are subject to determination by the Company's Board of Directors. The Company has a shareholder rights plan which provides for the distribution of a right to purchase one-hundredth of a share of preferred stock to each holder of common stock. The rights become exercisable upon the occurrence of certain triggering events, as defined in the plan.

9. STOCK OPTION PLANS---------------------------------------------------------

The Company has adopted stock option plans for key employees. Under such plans, the Board of Directors may grant options for shares of common stock at a price not less than 100% of the fair market value of the shares on the date of grant. If an employee owns stock possessing more than 10% of the total combined voting power of the Company, the option price must be 110% of the fair market value on the date of grant. The options vest based on the term of the optionee's continuous employment at 10% to 40% per year. Service prior to date of grant is considered. The following is a summary of transactions under the option plans:

                                                                SHARES UNDER OPTION
                                                      1994              1993                1992
                                                ------------------------------------------------
                                                                   (IN THOUSANDS)
 Outstanding, beginning of year . . . . . .           395                455                 656

 Granted during the year (at prices from
 $4.13 to $6.50 per share)  . . . . . . . .           384                 -                   25

 Cancelled during the year  . . . . . . . .           (78)               (53)                (13)

 Exercised during the year (at prices from
 $2.14 to $5.33 per share)  . . . . . . . .           (37)                (7)               (213)
                                                ------------------------------------------------
 Outstanding, end of year (at prices ranging
 from $2.14 to $8.81 per share) . . . . . .           664                395                 455
                                                ================================================
 Eligible, end of year for exercise
 currently (at prices ranging from $2.14 to
 $8.81 per share) . . . . . . . . . . . . .           516                338                 397
                                                ================================================

At the end of fiscal years 1994, 1993 and 1992, there were 775,000, 97,000 and 45,000 shares, respectively, reserved for future grants.

10. ACQUISITION OF MINORITY INTEREST AND OTHER---------------------------------

On December 3, 1993, the Company acquired substantially all the remaining minority shares of the Drug Emporium franchise which operates eleven stores in Cincinnati and Dayton, Ohio. The cash transaction was financed utilizing the Company's existing revolving credit line.

During 1992, the Company purchased certain net assets of a franchise operating three stores in the Orlando, Florida area for $3,115,000.

These acquisitions were accounted for as purchases. Proforma results have not been presented for these acquisitions since amounts were not significant.

11. CONTINGENCY----------------------------------------------------------------

The Company is a defendant in suits filed by two current franchisees of the Company alleging failure to perform as required by the franchise agreements and violation of state and federal antitrust laws. The plaintiffs claim a loss of investment capital, out-of-pocket expenses and lost profits and goodwill and seek an unspecified amount of damages. The Company intends to vigorously defend these suits and believes the ultimate outcome of these suits will not materially affect the financial position of the Company.

DRUG EMPORIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
- - ------------------------------------------------------------------------------

12. QUARTERLY FINANCIAL DATA (UNAUDITED)--------------------------------------
                                                      NET INCOME
                                                        (LOSS)                          DIVIDENDS
                                                NET       PER                           PAID PER
                      NET         GROSS       INCOME     COMMON        STOCK PRICES      COMMON
                     SALES       PROFIT       (LOSS)     SHARE        HIGH       LOW      SHARE
                  ---------------------------------------------------------------------------------------
 1994
 First quarter    $182,538     $  37,693   $    151     $ .01        $6.875     $4.000    $ -
 Second quarter    184,050        37,230        186       .01         7.625      6.250      -
 Third quarter     180,210        37,863         89       .01         6.500      4.625      -
 Fourth quarter    202,242        41,987        855       .07         6.625      4.625      -
                  ---------------------------------------------------------------------------------------
                  $749,040     $ 154,773   $  1,281     $ .10                             $ -
                  ---------------------------------------------------------------------------------------
 1993
 First quarter    $186,805     $  36,374   $   (710)    $(.05)       $9.125     $5.125    $ -
 Second quarter    183,391        36,256       (650)     (.05)        6.125      3.625      .04
 Third quarter     182,358        37,003     (2,190)     (.17)        6.250      4.125      -
 Fourth quarter    204,156        44,369        883       .07         6.750      3.750      -
                  ---------------------------------------------------------------------------------------
                  $756,710     $ 154,002   $ (2,667)    $(.20)                            $ .04
                  ---------------------------------------------------------------------------------------

In the fourth quarter of fiscal 1993 the Company recorded $4.4 million ($2.9 million after tax, $.22 per share) in expenses related to store closings and restructuring.

REPORT OF INDEPENDENT AUDITORS
- - -------------------------------------------------------------------------------

BOARD OF DIRECTORS
DRUG EMPORIUM, INC.

We have audited the accompanying consolidated balance sheets of Drug
Emporium,   Inc. and subsidiaries as of February 26, 1994 and February 27,
1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 26, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at February 26, 1994 and February 27, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 26, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, in the year ended February 26, 1994 the Company changed its method of accounting for income taxes.




/s/ ERNST & YOUNG



Columbus, Ohio
April 22, 1994




                                   23