Form 10-K, Exhibit 13
period 1995-02-25
DRUG EMPORIUM INC
filed 1995-05-26
CIK 832922

                                                                  Exhibit 13.1
                      SELECTED CONSOLIDATED FINANCIAL DATA

 The following table sets forth selected financial data and other operating information of the Company. The selected financial data is derived from the consolidated financial statements of the Company. The financial data should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this report and Management's Discussion and Analysis of Financial Condition and Results of Operations.

 STATEMENT OF OPERATIONS DATA:
     YEAR ENDED FEBRUARY   1995          1994             1993            1992            1991
                                               (In thousands, except per share data)
     Net sales          $ 729,503       $749,040        $ 756,710       $ 742,343       $ 620,212
     Gross margin         154,724        155,473          154,002         142,404         123,869
     Selling,
     administrative and
     occupancy expenses   144,365        146,920          146,726         136,798         108,340
     Store closure and
     restructuring
     expense               11,850              -            4,357           7,270               -
     Interest and other,
     net                    6,697          6,183            6,148           5,589           4,249
- -----------------------------------------------------------------------------------------------------
     Income (loss) before
     income taxes          (8,188)         2,370           (3,229)         (7,253)         11,280

     Provision (benefit)
     for income taxes      (2,797)         1,089             (562)         (2,583)          4,689
- -----------------------------------------------------------------------------------------------------
     Net income (loss)  $  (5,391)      $  1,281        $  (2,667)      $  (4,670)      $   6,591

     PER SHARE DATA:

     Net income (loss)  $   (0.41)      $   0.10        $   (0.20)      $   (0.36)      $    0.50

     Cash dividends     $       -       $      -        $    0.04       $    0.12       $    0.11

     Shareholders'
     equity             $    3.50       $   3.91        $    3.82       $    4.06       $    4.49


     CONSOLIDATED BALANCE SHEET DATA:

     Working capital    $  79,902       $ 82,176        $  72,525       $  74,239       $  82,465
     Total assets       $ 176,444       $198,085        $ 194,935       $ 188,948       $ 183,837
     Non-current
     liabilities        $  63,976       $ 68,761        $  59,861       $  61,634       $  62,771
     Total shareholders'
     equity             $  46,149       $ 51,484        $  50,095       $  53,254       $  58,633

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

 RESULTS OF OPERATIONS: The following table sets forth selected items from the Company's Consolidated Statement of Operations expressed as a percentage of net sales for the years indicated.

     YEAR ENDED FEBRUARY                    1995              1994             1993

     Net sales (in thousands)           $729,503         $ 749,040        $ 756,710
     Gross margin                           21.2%             20.8%            20.4%

     Selling, administrative
     and occupancy expenses                 19.8              19.6             19.4

- ----------------------------------------------------------------------------------------------------

                                             1.4%              1.2%             1.0%


 Sales for Fiscal 1995 increased one percent over Fiscal 1994 for stores open during both periods. Overall sales decreased due to the closing of unprofitable stores in the third and fourth quarters, offset by increased sales from newer stores. Sales declined one percent in Fiscal 1994 resulting from a reduction in comparable store sales of two percent, offset by the impact of store openings and closings. Stores open during Fiscal 1995 and opened as Fiscal 1996 begins have a sales base of approximately $650 million annually. Pharmacy sales as a percentage of total sales have increased from 21% in Fiscal 1993 to 24% in Fiscal 1994, and 25% in Fiscal 1995. Management expects that pharmacy sales will continue to account for approximately one-fourth of sales in the coming year. The following table lists stores opened or acquired and stores closed for the years indicated:

     YEAR ENDED FEBRUARY                1995            1994            1993

     Number of stores at
     beginning of year                  133             132             128

     Stores opened
     or acquired                          5               6              12


     Stores closed                      (25)             (5)             (8)

- ---------------------------------------------------------------------------------------

     Total stores at end of year        113             133             132

 Gross margin as a percentage of sales has increased .4% in Fiscal 1995 over Fiscal 1994 and .4% in Fiscal 1994 over Fiscal 1993 amounts. The gross margin increases have resulted from an emphasis on improving margins through lower product costs, selectively strengthened product pricing, and better category management, partially offset by reductions in the retail price of the most
 competitive items.   Private label brands, which were introduced at the
 beginning of Fiscal 1994, have contributed to overall increases in selective category margins. For Fiscal 1996, management expects that there will be downward pressure on the pharmacy margins as sales through managed care networks increase as a percentage of pharmacy sales. Management's goal is to offset this downward pressure on margins by utilizing scanning data to improve overall category gross margins where opportunities allow, while at the same time protecting the low price concept of the stores.

 Selling, administrative and occupancy expenses decreased in Fiscal 1995 compared to Fiscal 1994 and Fiscal 1993 in total dollars but increased slightly as a percentage of sales each year. These expenses were influenced by the disruptions caused by closing stores during Fiscal 1995 and the overall poor performance of those stores prior to their being closed.
 Management expects increased pressure on these costs during the first half of Fiscal 1996 resulting from the investments being made in scanning including equipment lease costs, the impact of the rollout on labor productivity, and new training costs. Management's goal is to more than offset these additional costs for the year by efficiencies realized from removing the impact of the underperforming stores that were closed, and improved store productivity in the last half of the year once the systems are fully implemented.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS (CONTINUED)

 Interest and other, net increased during Fiscal 1995 and slightly during Fiscal 1994. The increase in Fiscal 1995 is primarily due to increases in interest rates during the year. The increase in Fiscal 1994 resulted from an increase in debt, partially offset by declining interest rates.

 In January 1993, the Company developed and began executing a plan to improve the operating results of the stores. As a result of these efforts the Company reported seven consecutive profitable quarters. The profitable results were achieved despite continued and consistent losses from the stores in the Washington, D.C. market. Because the stores in the Washington, D.C. market did not sufficiently respond to turnaround efforts and in order to free up capital for investment in better performing markets, the Company sold seven stores in the Washington, D.C. market and announced the closing of fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000 recorded in November 1994. Of the $11,850,000 charge, $6,500,000 is expected to require cash outlays for rent, broker fees and other costs associated with the leased properties. The remaining $5,350,000 primarily results from write-downs of assets including leasehold improvements, goodwill and discounts on liquidated inventories. The cash outlays required by the charge are expected to be funded by the proceeds of the sale of assets in the 21 stores. In Fiscal 1993, a charge for $4,357,000 was recorded for restructuring, severance and store closing costs.

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

     YEAR ENDED FEBRUARY        1995       1994       1993
     LIFO charge (in thousands) $200     $654    $1,857

     Inflation rate              .1%      .5%      1.2%

 Inventory turnover approximated four turns for each of the years presented. Management's goal is to increase turns in the future by adjusting buying based on movement information provided through scanning and by seeking alternative distribution methods that will allow for reduced inventory of slower moving items.

 LIQUIDITY AND CAPITAL RESOURCES: The Company is operating under a bank credit agreement as amended (Agreement) dated January 4, 1994. The Agreement allows for a revolving credit line (Revolver) of up to $30,000,000, depending on available collateral, and originally issued term debt of $15,000,000. The Revolver expires on February 28, 1997, while the term debt is due in quarterly installments through Fiscal 1999. The interest rate on the Revolver and the term debt floated at the bank's prime rate (Prime) and Prime plus 1/4%, respectively, during Fiscal 1995. The Agreement requires a commitment fee on the Revolver (.375% on the first $20,000,000 and .25% on the last
 $10,000,000) and has no compensating balance requirements.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS (CONTINUED)

 During Fiscal 1995, the Company reduced borrowings by $17.2 million, as set forth in the consolidated statements of cash flows. The cash to reduce the borrowings came from the sale of stores in the Washington, D.C. market, a reduced investment in inventory resulting from a net reduction in open stores, and operational cash flows, partially offset by purchases of property and equipment.

 In April 1995, the Company completed negotiations to improve the Agreement to allow for more flexibility in managing cash flow. The major changes include paying off the term debt under the Agreement and increasing the allowable borrowings under the revolving credit line to $45,000,000, depending on available collateral. The Company expects the amendment to the Agreement to be completed during the first quarter of Fiscal 1996.

 In Fiscal 1996, the Company may purchase a portion of its convertible subordinated debt in the open market depending upon the availability of cash and the market price of the bonds. In addition, the Company will evaluate acquisitions of franchisees and others giving adequate consideration to overall capital needs and estimated return on investment.

 Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement contains certain covenants pertaining to, among other things, the Company's investments, net worth, working capital, indebtedness and fixed charge coverage. The Agreement restricts payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debt to 50% of the cumulative net income beginning February 27, 1994. Notwithstanding this restriction, the Company is permitted to purchase up to $10 million of its convertible subordinated debt. The Company believes that internally generated funds and borrowings available under its Agreement are sufficient to finance the Company's current operations.



DEFERRED TAX ASSET: The Company's deferred tax asset at February 25, 1995 is primarily comprised of a net operating loss carryforward of $8,000,000. Management expects to generate taxable income through operations of at least
this amount     during the next few years.  However, the Company has the
ability to generate taxable income through tax planning strategies, if necessary, to utilize the net operating loss carryforward.

                                               DRUG EMPORIUM, INC. AND SUBSIDIARIES
                                                    CONSOLIDATED BALANCE SHEETS

 (In thousands)                                              FEBRUARY 25, 1995               FEBRUARY 26, 1994
     ASSETS
     CURRENT ASSETS
     Cash and cash equivalents                                  $    1,722                      $        585
     Accounts receivable                                            10,368                             9,455
     Inventories                                                   128,125                           146,569
     Income taxes and other current assets                           6,006                             3,407
     -------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                          146,221                           160,016
     Property and equipment, net                                    22,824                            29,512
     Goodwill                                                        5,908                             6,736
     Other assets                                                    1,491                             1,821
     -------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                               $  176,444                      $    198,085
     -------------------------------------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS'  EQUITY
     CURRENT LIABILITIES
     Revolving credit line                                      $        -                      $     13,480
     Accounts payable                                               38,438                            37,375
     Accrued store closure and restructuring                         5,862                             3,935
     Deferred rent                                                   3,762                             2,949
     Other accrued liabilities                                      13,171                            15,991
     Current maturities of long-term debt                            5,086                             4,110
     -------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                      66,319                            77,840
     Convertible subordinated debt                                  52,000                            52,000
     Long-term debt, other                                          11,976                            16,761
     SHAREHOLDERS'  EQUITY
     Preferred stock, authorized 2,000,000 shares, none issued           -                                 -
     Common stock, stated value $.10 per share, authorized
     28,000,000; issued and outstanding 13,171,000 in 1995,
     13,154,000 in 1994                                              1,317                             1,315
     Additional paid-in capital                                     32,068                            32,014
     Retained earnings                                              12,764                            18,155
     -------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                     46,149                            51,484
     -------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS'  EQUITY                $  176,444                      $    198,085

     See accompanying notes.

                                               DRUG EMPORIUM, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
       (In thousands, except per share amounts)

                                           FEBRUARY 25, 1995    FEBRUARY 26, 1994    FEBRUARY 27, 1993
     Net sales                                $729,503             $  749,040           $ 756,710
     Cost of sales                             574,779                593,567             602,708
     Gross margin                              154,724                155,473             154,002
     Selling, administrative and
     occupancy expenses                        144,365                146,920             146,726
     Store closure and restructuring expense    11,850                      -               4,357
     Interest expense, net                       6,697                  5,983               5,596
     Minority interest and other                     -                    200                 552
     ------------------------------------------------------------------------------------------------
     Income (loss) before provision
     (benefit) for income taxes                 (8,188)                 2,370              (3,229)
     Provision (benefit) for income )axes       (2,797)                 1,089                (562)
     ------------------------------------------------------------------------------------------------
     Net income (loss)                      $   (5,391)          $      1,281         $    (2,667)
     ------------------------------------------------------------------------------------------------
     Net income (loss) per share            $     (.41)          $        .10         $      (.20)
     ------------------------------------------------------------------------------------------------
     Weighted average number of common
     and common equivalent shares (if
     dilutive) used in computing net
     income (loss) per share                    13,166                 13,133              13,115

     See accompanying notes.


                                               DRUG EMPORIUM, INC. AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS'  EQUITY

                                                                        ADDITIONAL                       TOTAL
                                         COMMON STOCK                    PAID-IN       RETAINED      SHAREHOLDERS'
     (In thousands)                  SHARES         AMOUNT               CAPITAL       EARNINGS         EQUITY
     Balance at March 1, 1992        13,110         $1,311               $31,877       $20,066         $53,254
     Exercise of stock options            7              1                    32             -              33
     Net loss                             -              -                     -        (2,667)         (2,667)
     Dividends paid ($.04 per share)      -              -                     -          (525)           (525)
     ------------------------------------------------------------------------------------------------------------
     Balance at February 27, 1993    13,117          1,312                31,909        16,874          50,095
     Exercise of stock options           37              3                   105             -             108
     Net income                           -              -                     -         1,281           1,281
     ------------------------------------------------------------------------------------------------------------
     Balance at February 26, 1994    13,154          1,315                32,014        18,155          51,484
     Exercise of stock options           17              2                    54             -              56
     Net loss                             -              -                     -        (5,391)         (5,391)
     ------------------------------------------------------------------------------------------------------------
     Balance at February 25, 1995    13,171         $1,317               $32,068       $12,764         $46,149

     See accompanying notes.

                                               DRUG EMPORIUM, INC. AND SUBSIDIARIES

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

     YEAR ENDED
     (In thousands)                        FEBRUARY 25, 1995         FEBRUARY 26, 1994       FEBRUARY 27, 1993
     OPERATING ACTIVITIES
     Net income (loss)                         $ (5,391)                 $ 1,281                $ (2,667)

     ADJUSTMENTS TO RECONCILE TO CASH
     PROVIDED BY (USED FOR) OPERATIONS:
     Depreciation and amortization                7,411                    6,542                   6,537
     Store closure and restructuring             10,606                        -                   4,357
     Minority interest                                -                      200                     623
     Deferred income taxes                       (1,000)                   1,893                  (1,244)
     LIFO provision                                 200                      654                   1,857

     CASH PROVIDED BY (USED FOR)
     CURRENT ASSETS AND LIABILITIES:
     Accounts payable and accrued expenses       (3,415)                   4,648                 (16,094)
     Accounts receivable                           (913)                  (3,067)                  5,168
     Inventories at current cost                 14,444                     (376)                (15,326)
     Other                                       (1,261)                  (1,429)                  1,707
     ----------------------------------------------------------------------------------------------------
     Net cash provided by (used for)
     operating activities                        20,681                   10,346                 (15,082)

     INVESTING ACTIVITIES
     Purchase of property and equipment          (3,513)                  (3,220)                 (4,163)
     Proceeds from sale of property
     and equipment                                1,202                        -                       -
     Acquisition of minority interest                 -                   (6,256)                      -
     ----------------------------------------------------------------------------------------------------
     Net cash used for investing activities      (2,311)                  (9,476)                 (4,163)

     FINANCING ACTIVITIES
     Net borrowings (repayments)
     under revolving credit line                (13,480)                 (13,520)                 22,200
     Cash dividends                                   -                        -                    (525)
     Proceeds from term debt                          -                   15,000                       -
     Net repayments, other                       (3,809)                  (2,338)                 (2,464)
     Other                                           56                      108                      33
     ----------------------------------------------------------------------------------------------------
     Net cash provided by (used for)
     financing activities                       (17,233)                    (750)                 19,244
     ----------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and
     cash equivalents                             1,137                      120                      (1)
     Cash and cash equivalents,
     beginning of year                              585                      465                     466
     ----------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year    $  1,722                  $   585                $    465

     See accompanying notes.

                     DRUG EMPORIUM, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company) whose primary business activity is the operation of retail stores specializing in the sale of health and beauty aids, cosmetics, pharmaceuticals and general merchandise at competitive prices. All significant intercompany accounts and transactions have been eliminated in consolidation.

 FISCAL YEAR The Fiscal year of the Company is the 52-53 week period ending on the Saturday closest to February 28 (29). The quarter and Fiscal year ends for 1995 and 1994 were as follows:

                        FISCAL YEAR 1995       FISCAL YEAR 1994
 First quarter          May 28, 1994            May 29, 1993

 Second quarter         August 27, 1994         August 28, 1993

 Third quarter          November 26, 1994       November 27, 1993

 Year end               February 25, 1995       February 26, 1994

 CASH AND CASH EQUIVALENTS For purposes of reporting cash flows, cash and cash equivalents include cash on hand and deposits at financial institutions with maturities of less than three months.

 ACCOUNTS RECEIVABLE The Company uses the allowance method of accounting for uncollectible accounts. Accounts receivable are stated net of allowance for uncollectible accounts of $845,000 and $613,000 as of February 25, 1995 and February 26, 1994, respectively.

 INVENTORIES Inventories are stated at the lower of cost or market. Cost is determined by use of the last-in, first-out (LIFO) method. If current cost had been used, inventories would have been approximately $19,581,000 and $19,381,000 higher than reported at February 25, 1995 and February 26, 1994, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventories which are generally taken at all locations twice annually.

 PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements are amortized over the estimated useful life of the asset or the term of the lease, whichever is shorter.

 PRE-OPENING EXPENSES Expenditures related to the opening of new stores, other than expenditures for capital assets, are charged against earnings.

 GOODWILL Goodwill is amortized over 15 years using the straight-line method. The Company amortized $611,000, $512,000 and $391,000 of goodwill during Fiscal 1995, 1994 and 1993, respectively. Accumulated amortization was $2,628,000 at February 25, 1995 and $2,114,000 at February 26, 1994. The Company uses the cash flow method to assess the recoverability of goodwill.

 DEBT ISSUANCE COSTS Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Unamortized debt issuance costs are included as a component of Other Assets. Amortization expense related to the issuance costs is reported as interest expense and approximated $58,000 for each of the Fiscal years 1995, 1994 and 1993. The amount of accumulated amortization at February 25, 1995 and February 26, 1994 was $312,000 and $254,000,
 respectively.

 ADVERTISING COSTS Effective February 27, 1994, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 93-7, Reporting on Advertising Costs. Under its provisions, the Company expenses production costs of radio and television advertising as incurred. Since the Company had previously followed the provisions of Statement of Position 93-7, the adoption of the new accounting statement had no effect on income. Advertising costs, net of vendor reimbursements, were: 1995 $2,981,000; 1994 $5,571,000; and 1993 $4,712,000.

                     DRUG EMPORIUM, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NET INCOME (LOSS) PER SHARE Net income (loss) per common share is determined by dividing the weighted average number of common shares outstanding during the year into net income (loss). Common share equivalents in the form of stock options are excluded from the calculation since they have no dilutive effect on per-share figures. The assumed conversion of subordinated convertible debt into common stock had no dilutive effect on net earnings per common share.

 FRANCHISE ARRANGEMENTS Franchise arrangements with franchisees who operate throughout the United States generally provide for initial fees, new store opening fees and continuing payments to the Company based upon a percentage of sales. The fees, when earned, and related costs are recorded net and included in the Company's selling, administrative and occupancy expenses.

 RECLASSIFICATIONS Certain amounts in prior years' financial statements have been reclassified to conform with the Fiscal 1995 presentation.

 2.  STORE CLOSURES AND RESTRUCTURING

 The Company sold seven stores in the Washington, D.C. market and closed fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000 recorded in November 1994. Of the $11,850,000 charge, $6,500,000 was expected to require cash outlays for rent, broker fees and other costs associated with the leased properties. The remaining $5,350,000 primarily results from write-downs of assets including leasehold improvements, goodwill and discounts on liquidated inventories. The cash outlays required by the charge are expected to be funded by the proceeds of the sale of assets in the 21 stores. During Fiscal 1995, total exit costs charged approximated $6,600,000 and consisted primarily of the write-down of assets, goodwill, discounts on liquidated inventories and lease-related expenses. Sales generated from these closed stores during fiscal years 1995, 1994 and 1993 were as follows: $71,797,000, $90,894,000, and $91,317,000, respectively. In Fiscal 1993, a charge for $4,357,000 was recorded for restructuring, severance and store closing costs.

 3.  REVOLVING CREDIT LINE

 The Company is operating under a bank credit agreement as amended (Agreement) dated January 4, 1994. The Agreement allows for a revolving credit line (Revolver) of up to $30,000,000, depending on available collateral, and originally issued term debt of $15,000,000. The Revolver expires on February 28, 1997, while the term debt is due in quarterly installments through Fiscal 1999. The interest rate on the Revolver and the term debt floated at the bank's prime rate (Prime 9% at February 25, 1995) and Prime plus 1/4%, respectively, during Fiscal 1995. The Agreement requires a commitment fee on the Revolver (.375% on the first $20,000,000 and .25% on the last $10,000,000) and has no compensating balance requirements.

 Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement restricts payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debt to 50% of the cumulative net income beginning February 27, 1994. Notwithstanding this restriction, the Company is permitted to purchase up to $10 million of its convertible subordinated debt. Cash paid for interest on the revolving credit line and long-term debt approximated interest expense in Fiscal 1995, 1994 and 1993.

                    DRUG EMPORIUM, INC., AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   (In thousands)                        February 25, 1995         February 26, 1994
Convertible subordinated debentures       $ 52,000                  $ 52,000

Term debt                                   13,500                    15,000

Equipment finance agreements                 2,100                     4,257

Mortgage note                                1,462                     1,614
- ------------------------------------------------------------------------------------
                                            69,062                    72,871
Less current maturities                     (5,086)                   (4,110)
- ------------------------------------------------------------------------------------
                                          $ 63,976                  $ 68,721

4.  LONG-TERM DEBT

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


The term debt is part of the Agreement discussed in Note 3 and is payable in quarterly installments, with annual amounts due as follows: Fiscal 1996 - $3,500,000, Fiscal 1997 - $3,000,000, and Fiscal 1998 and 1999 - $3,500,000.
The interest rate on the term debt floats at the bank's prime rate (9% at
February 25, 1995) plus 1/4%.   This rate was reduced to the bank prime rate in
March 1995.


As of February 25, 1995, substantially all of the Company's furniture, fixtures and equipment have been pledged as security for the repayment of the equipment finance agreements. These financing agreements contain interest rates ranging from 4.5% to 12.0%. Principal amounts related to these agreements due for Fiscal years 1996 through 1999 are $1,418,000, $665,000, $10,000, and $7,000, respectively.

The Company has a mortgage note secured by their corporate office building that bears interest at a variable interest rate based on the 30-day commercial paper rate (8.5% at February 25, 1995). Principal amounts related to the note due for Fiscal years 1996 through 2000 are $168,000, $183,000, $199,000,
$216,000 and $235,000, respectively.



5.  OPERATING  LEASES

The Company leases certain equipment and retail stores under non-cancelable operating leases which expire at various dates. Certain of the store leases require contingent rentals based upon sales in excess of specified amounts and generally require the Company to pay utilities, insurance and taxes, and certain are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $27,704,000, $27,960,000 and $27,799,000 during Fiscal 1995, 1994 and 1993, respectively.

                     DRUG EMPORIUM, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At February 25, 1995 future minimum operating lease payments during the next five years and thereafter are: 1996 - $29,165,000; 1997 - $28,312,000; 1998 -
$26,638,000; 1999 - $25,425,000; 2000 - $20,535,000; and $71,938,000
thereafter. At February 25, 1995, the future minimum lease payments for closed stores total approximately $27,231,000 for which the Company estimates it will receive approximately $24,565,000 of sublease income (for which there are subleases in force aggregating $5,663,000 at February 25, 1995).

 6.  PROPERTY AND EQUIPMENT

 Property and equipment is summarized as follows:
(In thousands)                       February 25,                                     February 26,
                                        1995                                             1994
Land and building                    $   2,525                                        $   2,525

Furniture and fixtures                  31,936                                           35,828

Leasehold improvements                  17,053                                           18,575
- -----------------------------------------------------------------------------------------------
                                        51,514                                           56,928
Less allowances for
  depreciation and amortization        (28,690)                                         (27,416)
- -----------------------------------------------------------------------------------------------
                                     $  22,824                                        $  29,512

7.   INCOME TAXES

Effective February 28, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by FASB Statement No. 109, "Accounting for Income Taxes.'' As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement No. 109 as of February 28, 1993 did not have a material impact on the financial statements. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax amounts recorded in the consolidated balance sheets consisted of the following:

TAX AFFECTED AMOUNTS
(In thousands)                       February 25,                                     February 26,
                                        1995                                             1994

DEFERRED TAX ASSETS (LIABILITIES):
Loss and AMT credit carryforwards    $  5,000                                         $ 1,000

Store closing reserve                   2,000                                           1,000

Inventory valuation                    (3,000)                                         (2,000)

Other, net                             (1,000)                                          2,000
- ----------------------------------------------------------------------------------------------
                                        3,000                                           2,000

Current tax balance                     2,000                                           1,000
- ----------------------------------------------------------------------------------------------
                                     $  5,000                                         $ 3,000

                  There were no significant deferred tax valuation allowances as of
                              February 25, 1995 and  February 26, 1994.

              Significant components of the provision for income taxes are as follows:

(In thousands)                                 LIABILITY                               DEFERRED
                                                METHOD                                  METHOD
                                     1995                    1994                        1993
                                    ------------------------------
CURRENT:
Federal                              $(2,060)               $  (997)                    $ 430

State and local                          263                    193                       252
- ----------------------------------------------------------------------------------------------
Total current                         (1,797)                  (804)                      682

Deferred                              (1,000)                 1,893                    (1,244)
- ----------------------------------------------------------------------------------------------
                                     $(2,797)                $1,089                     $(562)

                     DRUG EMPORIUM, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company received refunds, net of income taxes paid, of $49,000 during Fiscal 1995, and made income tax payments of $1,203,000 and $1,743,000 in Fiscal 1994 and 1993, respectively.

At February 25, 1995, the Company has net operating loss carryforwards of $8,000,000 for income tax purposes that expire in years 2009 and 2010 and approximately $2,425,000 of alternative minimum tax credit carryforward which has no expiration date.


                The reconciliation of income tax computed at the U.S.
            federal statutory tax rates to income tax expense (benefit) is:


(In thousands)                                    LIABILITY                         DEFERRED
                                                   METHOD                            METHOD
                                           1995            1994                       1993
                                          ------------------------
Tax at statutory rate                      $(2,784)        $   806                    $(1,098)

State income tax, net                          174              95                        166

Goodwill and minority interest                 208             205                        320

Other, net                                    (395)            (17)                        50
- ----------------------------------------------------------------------------------------------
                                           $(2,797)         $1,089                    $  (562)

8.  SHAREHOLDERS' EQUITY


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

9.  STOCK OPTION PLANS

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

                                  SHARES UNDER OPTION
                                    (In thousands)                                             1995      1994     1993
Outstanding, beginning of year                                                                 664       395      455

Granted during the year (at prices from $4.13 to $6.50 per share)                              323       384        -

Cancelled during the year                                                                      (39)      (78)     (53)

Exercised during the year (at prices from $2.14 to $5.33 per share)                            (17)      (37)      (7)
- ----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year (at prices ranging from $2.14 to $8.81 per share)                     931       664      395
- ----------------------------------------------------------------------------------------------------------------------
Eligible, end of year for excerise currently (at prices ranging from $2.14 to
$8.81 per share)                                                                               283       516      338
- ----------------------------------------------------------------------------------------------------------------------
At the end of Fiscal years 1995, 1994 and 1993, there were 221,000, 775,000 and 97,000 shares, respectively, reserved for future grants.

                     DRUG EMPORIUM, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 10.  ACQUISITION OF MINORITY INTEREST AND OTHER
 On December 3, 1993, the Company acquired substantially all of the remaining minority shares of the Drug Emporium franchise which operates eleven stores in Cincinnati and Dayton, Ohio. The cash transaction was financed utilizing the Company's existing revolving credit line.

 11.  DEFINED CONTRIBUTION PLAN
 The Company provides a defined contribution 401(k) plan to substantially all employees. Participants may make voluntary contributions to the plan generally up to 15% of their compensation. Approximately $50,000 related to administrative and investment costs was charged to expense for this plan in 1995, 1994 and 1993.

 12. CONTINGENCY

 The Company is a defendant in suits filed by two current franchisees of the Company alleging failure to perform as required by the franchise agreements and violation of state and federal antitrust laws. The plaintiffs claim a loss of investment capital, out-of-pocket expenses and lost profits and goodwill and seek an unspecified amount of damages. The Company intends to vigorously defend these suits and believes the ultimate outcome of these suits will not materially affect the financial position or results of operation of the Company.

 13. QUARTERLY FINANCIAL DATA (UNAUDITED)
                       NET       GROSS     NET INCOME     NET INCOME (LOSS)    STOCK PRICES       DIVIDENDS PAID
                      SALES     PROFIT       (LOSS)           PER COMMON       HIGH     LOW         PER COMMON
                        (In thousands)                          SHARE                                  SHARE

     First quarter   $188,678 $  39,554  $     269              $ .02        6.125     4.000       $     -

     Second quarter   184,169    38,509        228                .02        5.500     5.000             -

     Third quarter    176,343    37,256     (7,892)              (.60)       5.375     4.125             -

     Fourth quarter   180,313    39,405      2,004                .15        5.625     3.875             -
     ---------------------------------------------------------------------------------------------------------
                     $729,503  $154,724    $(5,391)             $(.41)                             $     -

     First quarter   $182,538  $ 37,919    $   151              $ .01       $6.875    $4.000       $     -

     Second quarter   184,050    38,280        186                .01        7.625     6.250             -

     Third quarter    180,209    38,212         89                .01        6.500     4.625             -

     Fourth quarter   202,243    41,062        855                .07        6.625     4.625             -
- ---------------------------------------------------------------------------------------------------------------
                     $749,040  $155,473    $ 1,281              $ .10                              $     -

     In the third quarter of Fiscal 1995 the Company recorded $11,850,000 ($7,821,000 after tax) in expenses related to store closings.

BOARD OF DIRECTORS
DRUG EMPORIUM, INC.

We have audited the accompanying consolidated balance sheets of Drug Emporium, Inc. and subsidiaries as of February 25, 1995 and February 26, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 25, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at February 25, 1995 and February 26, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 25, 1995, in conformity with generally accepted accounting principles.

                                                        /S/ ERNST & YOUNG

                                                           Columbus, Ohio

                                                            April 6, 1995