Form 10-K, Exhibit 13
period 1996-03-02
DRUG EMPORIUM INC
filed 1996-05-31
CIK 832922

                                                                    EXHIBIT 13.1


                                FINANCIAL REVIEW


                                    Contents

                      Selected Consolidated Financial Data
                                       10
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                                      11-12
                           Consolidated Balance Sheets
                                       13
                      Consolidated Statements of Operations
                                       14
                 Consolidated Statements of Shareholders' Equity
                                       15
                      Consolidated Statements of Cash Flows
                                       16
                   Notes to Consolidated Financial Statements
                                      17-21
                         Report of Independent Auditors
                                       22
                              Report of Management
                                       23
                    Board of Directors and Company Management
                                       24
                              Corporate Information
                                       25



                                          DRUG EMPORIUM, INC. AND SUBSIDIARIES 9

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

STATEMENT OF OPERATIONS DATA

                                                                                    Year Ended
- ---------------------------------------------------------------------------------------------------------------------------
                                                    March 2,     February 25,    February 26,   February 27,   February 29,
(in thousands, except per share data)                 1996           1995            1994           1993            1992
                                                   (53 weeks)     (52 weeks)      (52 weeks)     (52 weeks)      (52 weeks)
- ---------------------------------------------------------------------------------------------------------------------------
Net sales                                        $    738,772   $    729,503    $    749,040   $    756,710    $    742,343
- ---------------------------------------------------------------------------------------------------------------------------
Gross margin                                          160,146        153,696         155,473        154,002         142,404
- ---------------------------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses        146,774        143,337         146,920        146,726         136,798
- ---------------------------------------------------------------------------------------------------------------------------
Operating income before store closure and
  restructuring expense                                13,372         10,359           8,553          7,276           5,606
- ---------------------------------------------------------------------------------------------------------------------------
Store closure and restructuring expense                 3,000         11,850              --          4,357           7,270
- ---------------------------------------------------------------------------------------------------------------------------
Interest, net                                           6,468          6,697           6,183          6,148           5,589
- ---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       3,904         (8,188)          2,370         (3,229)         (7,253)
- ---------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                    1,562         (2,797)          1,089           (562)         (2,583)
- ---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $      2,342   $     (5,391)   $      1,281   $     (2,667)   $     (4,670)
- ---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Net income (loss)                                $       0.18   $      (0.41)   $       0.10   $      (0.20)   $      (0.36)
- ---------------------------------------------------------------------------------------------------------------------------
Cash dividends                                   $         --   $         --    $         --   $       0.04    $       0.12
- ---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                             $       3.68   $       3.50    $       3.91   $       3.82    $       4.06
- ---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                                  $     80,195   $     83,664    $     82,176   $     72,525    $     74,239
- ---------------------------------------------------------------------------------------------------------------------------
Total assets                                     $    243,898   $    176,444    $    198,085   $    194,935    $    188,948
- ---------------------------------------------------------------------------------------------------------------------------
Non-current liabilities                          $     67,391   $     67,738    $     68,761   $     59,861    $     61,634
- ---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                       $     48,545   $     46,149    $     51,484   $     50,095    $     53,254
- ---------------------------------------------------------------------------------------------------------------------------


10 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth selected items from the Company's Consolidated Statement of Operations expressed as a percentage of net sales for the years indicated.

                                                   Year Ended
                                       March 2,    February 25,    February 26,
                                           1996            1995            1994
                                     (53 weeks)      (52 weeks)      (52 weeks)
- -------------------------------------------------------------------------------
Net sales (in thousands)           $    738,772    $    729,503    $    749,040
- -------------------------------------------------------------------------------
Gross margin                               21.7%           21.1%           20.8%
- -------------------------------------------------------------------------------
Selling, administrative and
  occupancy expense                        19.9            19.7            19.6
- --------------------------------------------------------------------------------
                                            1.8%            1.4%            1.2%
- -------------------------------------------------------------------------------

SALES
Sales for Fiscal 1996 increased one percent over Fiscal 1995 while comparable-store sales were down one percent due to increased competition in most markets. Average sales per store, per week, for Fiscal 1996 (based on a weighted average number of stores) were up three percent over Fiscal 1995 as a result of the closing of underperforming stores late in Fiscal 1995 and the acquisition of higher-volume stores in Fiscal 1996. In Fiscal 1996, the additional one week of sales contributed $14.9 million to net sales. In Fiscal 1995, comparable-store sales increased one percent while overall sales decreased due to the closing of unprofitable stores in the third and fourth quarters, offset by increased sales from newer stores.

   Pharmacy sales as a percentage of total sales were 25 percent in Fiscal 1996 and 1995 and 24 percent in Fiscal 1994. Management expects that pharmacy sales will continue to account for approximately one-fourth of sales in the coming year.

   The following table lists stores opened or acquired and stores closed for the years indicated:

                                                   Year Ended
                                       March 2,    February 25,    February 26,
                                           1996            1995            1994
                                     (53 weeks)      (52 weeks)      (52 weeks)
- -------------------------------------------------------------------------------
Number of stores at
    beginning of year                       113             133             132
- -------------------------------------------------------------------------------
Stores opened or acquired                    34               5               6
- -------------------------------------------------------------------------------
Stores closed                               (11)            (25)             (5)
- -------------------------------------------------------------------------------
Total stores at end of year                 136             113             133
- -------------------------------------------------------------------------------

GROSS MARGIN
Gross margin as a percentage of sales increased .6% in Fiscal 1996 over Fiscal 1995 and .3% in Fiscal 1995 over Fiscal 1994 amounts. The gross margin increases have resulted from an emphasis on improving margins through lower product costs, selectively strengthened product pricing, improved security through the use of electronic article surveillance systems, and better category management, partially offset by reductions in the retail price of the most competitive items.

   For Fiscal 1997, management expects downward pressure on the pharmacy margins as sales through managed care networks continue to increase as a percentage of pharmacy sales. Management's goal is to offset this downward pressure on margins by utilizing scanning data to improve overall category gross margins where opportunities allow, while at the same time protecting the low price image of the stores.

SELLING, ADMINISTRATIVE AND OCCUPANCY
Selling, administrative and occupancy expenses increased in Fiscal 1996 compared to Fiscal 1995 and Fiscal 1994 in total dollars and as a percentage of net sales as a result of the implementation and routine cost of scanning, increased credit card usage, and increased security costs. Management's goal is for these costs to decline modestly as a percentage of net sales by the end of Fiscal 1997.

INTEREST, NET
Interest, net decreased during Fiscal 1996 and increased during Fiscal 1995. The decrease in Fiscal 1996 is due to lower borrowings during the first three quarters, partially offset by increased fourth quarter borrowings due to the stores acquired from F&M Distributors, Inc. The increase in Fiscal 1995 is primarily due to increases in interest rates during the year.

STORE CLOSURE
In January 1993, the Company developed and began executing a plan to improve the operating results of the stores. As a result of these efforts the Company reported seven consecutive profitable quarters. The profitable results were achieved despite continued and consistent losses from the stores in the Washington, D.C. market. Because the stores in the Washington, D.C. market did not sufficiently respond to turnaround efforts and in order to free up capital for investment in better-performing markets, the Company sold seven stores in the Washington, D.C. market and announced the closing of fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000 recorded in November 1994. In the fourth quarter of Fiscal 1996, an additional pretax charge of $3,000,000 was taken to cover rent and related charges at several properties which have taken longer than expected to sublease.

   Management's goal is to sublease or through other means remove all significant closed-store obligations by the end of Fiscal 1997. Since January 1993, the Company has closed 38 stores of which obligations continue at March 3, 1996 on eight stores. Of the remaining obligations, management intends to open two stores under a close-out format and continues to seek ways to relieve obligations on the remaining six stores.


                                         DRUG EMPORIUM, INC. AND SUBSIDIARIES 11

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

F&M ACQUISITION DISCUSSION
Late in the third quarter the Company acquired 26 stores from F&M Distributors, Inc. ("F&M") in two separate transactions. The acquired stores were located in Milwaukee, Baltimore and Detroit, with Detroit representing a new market for the Company. Three of the stores were subsequently closed or merged with existing Drug Emporium operations.
None of the closed stores carried any future lease obligations to the Company.

   The Company reviewed all of the F&M stores for possible acquisition and selected these stores, approximately one-fourth of the available stores, based on historical sales results, an evaluation of competition and an analysis that showed that the acquisition would produce return-on-investment results stronger and more quickly than building new stores in these markets.

   Since being acquired, management has installed new pharmacy, labor management and point-of-sale systems. The goals for Fiscal 1997 include increasing pharmacy sales, re-introducing a discount image to the customers, improving labor productivity, bringing the inventory mix into balance and having the stores contribute to earnings.

   Management believes that the acquired stores may put some pressure on earnings in the first two quarters as operational investments are made to position the stores for the future.

INVENTORY VALUATION
The Company uses the LIFO method of accounting for its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs.

   The Company, in computing its LIFO charges throughout the fiscal year, uses an estimated percentage rate of inflation determined at the beginning of the fiscal year. This LIFO charge is adjusted at each year end based upon the actual weighted average percentage rate of inflation during the fiscal year.


                                                  Year Ended
- --------------------------------------------------------------------------------
                                     March 2,     February 25,     February 26,
                                         1996             1995             1994
- -------------------------------------------------------------------------------
LIFO charge (in thousands)           $  1,572     $        200     $        654
- -------------------------------------------------------------------------------
Inflation rate                            1.1%              .1%              .5%
- -------------------------------------------------------------------------------

   Inventory turnover approximated four turns for each of the years presented. Management's goal is to increase turns in the future by adjusting buying based on movement information provided through scanning and by seeking alternative distribution methods that will allow for reduced inventory of slower moving items.


LIQUIDITY AND CAPITAL RESOURCES
As of March 2, 1996, the Company's credit facility consisted of a term loan of $15,000,000 and a revolving credit loan availability of up to $45,000,000. The revolver expires on February 28, 1999, while the term debt is due in quarterly installments of $750,000, beginning May 31, 1996.

   During Fiscal 1996, the Company increased borrowings under the revolving credit facility by $21.5 million, as set forth in the consolidated statements of cash flows. This was a result of spending on acquisitions of approximately $41 million and increased inventory levels, partially offset by operational cash flows and capital made available from closed stores. Accrued liabilities, deferred income, and a portion of accounts payable at March 2, 1996 increased over the prior year primarily due to the acquisition of retail stores during the year.

   Overall inventory levels increased in stores open at the beginning of the year due to heavier seasonal carryover and purchases made to support the advertising program. Management's goal is to reduce inventory levels in all stores while protecting the in-stock position by adjusting purchases based on a more comprehensive approach to category management utilizing scanning data to identify overstock positions, being more selective on advertising buys, and by seeking alternative distribution methods.

   In Fiscal 1997, the Company will evaluate acquisitions of franchises and others giving adequate consideration to overall capital needs and estimated return on investment.

   The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBO-based rate, depending on the ability of the Company to meet certain financial covenants. The agreement requires a commitment fee on the revolver of
 .375% on the unused available credit and has no compensating balance requirements. Borrowings made pursuant to the agreement are secured by inventory and accounts receivable. The agreement prohibits the payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debentures.

   Cash paid for interest on the revolving credit line and long-term debt approximated interest expense in Fiscal 1996, 1995 and 1994. The Company believes that internally generated funds and borrowings available under its agreement are sufficient to finance the Company's current operations.

DEFERRED TAX ASSET
The Company's deferred tax asset at March 2, 1996 is primarily comprised of a net operating loss carryforward of $5,009,000. Management expects to generate taxable income through operations of at least this amount during the next few years. However, the Company has the ability to generate taxable income through tax planning strategies, if necessary, to utilize the net operating loss carryforward.

12 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


(in thousands)
- ---------------------------------------------------------------------------------------------------------
ASSETS                                                                  MARCH 2, 1996   February 25, 1995
- ---------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                   $     767           $   1,722
Accounts receivable                                                            13,018              10,368
Inventories                                                                   188,498             128,125
Income taxes and other current assets                                           5,874               6,006
- ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                          208,157             146,221
- ---------------------------------------------------------------------------------------------------------
Property and equipment, net                                                    28,793              22,824
Goodwill                                                                        5,311               5,908
Other assets                                                                    1,637               1,491
- ---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $ 243,898           $ 176,444
- ---------------------------------------------------------------------------------------------------------


(dollars in thousands)
- ---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                    MARCH 2, 1996   February 25, 1995
- ---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Revolving credit line                                                       $  21,500           $      --
Accounts payable                                                               69,143              38,438
Accrued liabilities                                                            17,345              13,171
Deferred income                                                                 9,183                  --
Accrued store closure                                                           6,182               5,862
Current maturities of long-term debt                                            4,609               5,086
- ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     127,962              62,557
- ---------------------------------------------------------------------------------------------------------
Deferred rent                                                                   4,107               3,762
- ---------------------------------------------------------------------------------------------------------
Convertible subordinated debt                                                  49,421              52,000
Long-term debt, other                                                          13,863              11,976
- ---------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                           63,284              63,976
- ---------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY:
Preferred stock, authorized 2,000,000 shares, none issued                          --                  --
- ---------------------------------------------------------------------------------------------------------
Common stock, stated value $.10 per share, authorized 28,000,000;
issued and outstanding 13,184,000 in 1996, 13,171,000 in 1995                   1,318               1,317
Additional paid-in capital                                                     32,121              32,068
Retained earnings                                                              15,106              12,764
- ---------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                     48,545              46,149
- ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $ 243,898           $ 176,444
- ---------------------------------------------------------------------------------------------------------

See accompanying notes.


                                         DRUG EMPORIUM, INC. AND SUBSIDIARIES 13

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 Year Ended
- ------------------------------------------------------------------------------------------------------------------
                                                            March 2, 1996   February 25, 1995    February 26, 1994
(in thousands, except per share amounts)                       (53 weeks)          (52 weeks)           (52 weeks)
- ------------------------------------------------------------------------------------------------------------------
Net sales                                                       $738,772            $ 729,503            $749,040
- ------------------------------------------------------------------------------------------------------------------
Cost of sales                                                    578,626              575,807             593,567
- ------------------------------------------------------------------------------------------------------------------
Gross margin                                                     160,146              153,696             155,473
- ------------------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses                   146,774              143,337             146,920
- ------------------------------------------------------------------------------------------------------------------
Store closure expense                                              3,000               11,850                  --
- ------------------------------------------------------------------------------------------------------------------
Interest expense, net                                              6,468                6,697               6,183
- ------------------------------------------------------------------------------------------------------------------
Income (loss) before provision (benefit) for income taxes          3,904               (8,188)              2,370
- ------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                               1,562               (2,797)              1,089
- ------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $  2,342            $  (5,391)           $  1,281
- ------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                     $    .18            $    (.41)           $    .10
- ------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
  computing net income (loss) per share                           13,182               13,166              13,133
- ------------------------------------------------------------------------------------------------------------------

See accompanying notes.

14 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


- ------------------------------------------------------------------------------------------------------------------------------------
                                                        Common           Common         Additional                          Total
                                                         Stock            Stock          Paid-In           Retained    Shareholders'
(in thousands)                                          Shares           Amount           Capital          Earnings        Equity
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1993                            13,117           $1,312           $31,909           $16,874       $50,095
Exercise of stock options                                   37                3               105                --           108
Net income                                                  --               --                --             1,281         1,281
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 1994                            13,154            1,315            32,014            18,155        51,484
Exercise of stock options                                   17                2                54                --            56
Net loss                                                    --               --                --           (5,391)       (5,391)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at February 25, 1995                            13,171            1,317            32,068            12,764        46,149
Exercise of stock options                                   13                1                53                --            54
Net income                                                  --               --                --             2,342         2,342
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 2, 1996                                13,184           $1,318           $32,121           $15,106       $48,545
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                         DRUG EMPORIUM, INC. AND SUBSIDIARIES 15

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                 Year Ended
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                           March 2, 1996    February 25, 1995   February 26, 1994
(in thousands)                                                                (53 weeks)           (52 weeks)          (52 weeks)
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                             $  2,342             $ (5,391)            $  1,281
- ---------------------------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO RECONCILE TO CASH PROVIDED BY (USED FOR) OPERATIONS:
Depreciation and amortization                                                    6,934                7,411                6,542
- ---------------------------------------------------------------------------------------------------------------------------------
Store closure                                                                    3,000               10,606                   --
- ---------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                   --                   --                  200
- ---------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                            1,000               (1,000)               1,893
- ---------------------------------------------------------------------------------------------------------------------------------
LIFO provision                                                                   1,573                  200                  654
- ---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) CURRENT ASSETS AND LIABILITIES:
Accounts payable and accrued liabilities                                        31,128               (3,415)               4,648
- ---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                             (2,494)                (913)              (3,067)
- ---------------------------------------------------------------------------------------------------------------------------------
Inventories at current cost                                                    (23,064)              14,444                 (376)
- ---------------------------------------------------------------------------------------------------------------------------------
Other                                                                            3,446               (1,261)              (1,429)
- ---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       23,865               20,681               10,346
- ---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment, net                                         (2,773)              (3,513)              (3,220)
- ---------------------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property and equipment                                        --                1,202                   --
- ---------------------------------------------------------------------------------------------------------------------------------
Payment for purchase of retail stores, net of cash acquired                    (40,644)                  --                   --
- ---------------------------------------------------------------------------------------------------------------------------------
Acquisition of minority interest                                                    --                   --               (6,256)
- ---------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) INVESTING ACTIVITIES                                       (43,417)              (2,311)              (9,476)
- ---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net borrowings (repayments) under revolving credit line                         21,500              (13,480)             (13,520)
- ---------------------------------------------------------------------------------------------------------------------------------
Proceeds from term debt                                                         15,000                   --               15,000
- ---------------------------------------------------------------------------------------------------------------------------------
Net repayments, other                                                          (17,903)              (3,753)              (2,230)
- ---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                            18,597              (17,233)                (750)
- ---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (955)               1,137                  120
- ---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     1,722                  585                  465
- ---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $    767             $  1,722             $    585
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

16 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
The Company is primarily in the business of operating and franchising retail stores specializing in the sale of health and beauty care products, over-the-counter medication, prescription drugs, greeting cards, cosmetics and highly-consumable products primarily in an everyday-low-price format. The stores operate under the name of Drug Emporium or F&M Super Drug Stores. As of year end, approximately eighty percent of the Company-owned stores were located in the states of California, Georgia, Michigan, Ohio and Pennsylvania.

Fiscal Year
The fiscal year of the Company is the 52-53 week period ending on the Saturday closest to February 28 (29). Fiscal 1996 contained 53 weeks of activity. The quarter and fiscal year ends for 1996 and 1995 were as follows:

                          Fiscal year 1996    Fiscal year 1995
- ----------------------------------------------------------------
First quarter             May 27, 1995        May 28, 1994
Second quarter            August 26, 1995     August 27, 1994
Third quarter             November 25, 1995   November 26, 1994
Year end                  March 2, 1996       February 25, 1995
- ----------------------------------------------------------------


Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and deposits at financial institutions with maturities of less than three months.

Accounts Receivable
The Company uses the allowance method of accounting for uncollectible accounts. Accounts receivable are stated net of allowance for uncollectible accounts of $924,000 and $845,000 as of March 2, 1996 and February 25, 1995, respectively.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by use of the LIFO method. If current cost had been used, inventories would have been approximately $21,154,000 and $19,581,000 higher than reported at March 2, 1996 and February 25, 1995, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventory counts which are generally taken at all locations twice annually.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements are amortized over the estimated useful life of the asset or the term of the lease, whichever is shorter.

Pre-Opening Expenses
Expenditures related to the opening of new stores, other than expenditures for capital assets, are charged against earnings when incurred.

Goodwill
Goodwill is amortized over 15 years using the straight-line method. The Company amortized $597,000, $611,000 and $512,000 of goodwill during Fiscal 1996, 1995 and 1994, respectively. Accumulated amortization was $3,225,000 at March 2, 1996 and $2,628,000 at February 25, 1995. The Company uses the cash flow method to assess the recoverability of goodwill.

Debt Issuance Costs
Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Amortization expense related to the issuance costs is reported as interest expense and approximated $57,000 in 1996, $58,000 in 1995, and $58,000 in 1994.
The amount of accumulated amortization, at March 2, 1996 and February 25, 1995, was $354,000 and $312,000 respectively.


                                         DRUG EMPORIUM, INC. AND SUBSIDIARIES 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Advertising Costs
The Company expenses production costs of radio and television advertising in the year incurred. Gross advertising costs, before vendor reimbursements, as a percentage of net sales, were as follows: 1996 - 2.3%; 1995 - 2.3%; and 1994 - 1.6%.

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

Franchise Arrangements
Arrangements with franchisees and licensees who operate throughout the United States generally provide for initial fees, new store opening fees and continuing payments to the Company based upon a percentage of sales. The fees, when earned, and related costs are recorded net and included in the Company's selling, administrative and occupancy expenses.

Impairment of Long-Lived Assets
In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company will adopt Statement 121 in the first quarter of Fiscal 1997. Due to the significant number of stores and markets in which the Company operates and the extensive number of estimates that must be made to assess the impact of Statement 121, the financial statement impact of adoption has not yet been determined.

Reclassifications
Certain amounts in prior years' financial statements have been reclassified to conform with the Fiscal 1996 presentation.

NOTE 2 - STORE CLOSURES
During Fiscal 1995, the Company sold seven stores in the Washington, D.C. market and closed fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000 recorded in November 1994. In the fourth quarter of Fiscal 1996, a $3,000,000 pretax charge was recorded to cover additional costs associated with the stores not yet subleased. Sales generated from these closed stores during fiscal years 1996, 1995 and 1994 were as follows: $0, $71,797,000 and $90,894,000, respectively.

NOTE 3 - REVOLVING CREDIT LINE
The Company signed a new bank agreement (the Agreement) on November 13, 1995. The Agreement increased the available borrowings to help fund store acquisitions and replaced the previous bank credit agreement that was due to expire February 28, 1997.

   The Agreement was structured to initially provide total credit of $75,000,000, depending on available collateral, which included a $60,000,000 revolving credit facility and a $15,000,000 term loan. The $60,000,000 revolver included temporary financing of $15,000,000 for a period from November 13, 1995 up to April 1, 1996. In accordance with the terms of the Agreement, the Company elected to take an early reduction of $15,000,000 in its revolving credit facility in order to achieve a more favorable borrowing rate.

   As of March 2, 1996, the Company's credit facility consisted of the term loan of $15,000,000 (see Note 4) and a revolving credit loan availability of up to $45,000,000 of which $21,500,000 was utilized. The revolver expires on February 28, 1999, while the term debt is due in quarterly installments of $750,000, beginning May 31, 1996.

   The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBO-based rate, depending on the ability of the Company to meet certain financial covenants. The Agreement requires a commitment fee on the revolver of
 .375% on the unused available credit and has no compensating balance requirements. The weighted average borrowing rate under the Agreement was 7.89% at year end.

   Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement prohibits the payment of dividends, stock repurchases, and acquisition of the Company's convertible subordinated debentures.


18 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


NOTE 4 - LONG-TERM DEBT

- -------------------------------------------------------------------------------
(in thousands)                               March 2, 1996    February 25, 1995
- -------------------------------------------------------------------------------
Convertible subordinated debentures               $ 49,421             $ 52,000
- -------------------------------------------------------------------------------
Term debt                                           15,000               13,500
Equipment finance agreements                           745                2,100
Other                                                2,727                1,462
- -------------------------------------------------------------------------------
                                                    67,893               69,062
- -------------------------------------------------------------------------------
Less current maturities                             (4,609)              (5,086)
- -------------------------------------------------------------------------------
                                                  $ 63,284             $ 63,976
- -------------------------------------------------------------------------------

In September 1989, the Company issued $52,000,000 of 7-3/4% convertible subordinated debentures. These debentures are unsecured obligations of the Company and may be converted into common stock of the Company at any time prior to maturity, unless previously redeemed. The conversion rate is 65.1466 shares per $1,000 principal amount of debentures (or approximately $15.35 per share), subject to certain adjustments under the terms of these debentures. These debentures are redeemable at the option of the Company at 102.8% of par plus accrued interest. This redemption rate declines by .7% annually to par on October 1, 1999. The debentures are subject to a sinking fund, commencing October 1, 2000, calculated to retire at least 70% of the debentures prior to the final maturity date of October 1, 2014. The Company has reserved 3,387,624 shares of common stock for issuance upon conversion of the debentures and 33,900 shares of Series A Preferred Stock in connection with the rights to be distributed under the Shareholder Rights Plan (Note 8) with respect to the reserved shares of common stock. During Fiscal 1996, the convertible debentures traded in a range of 70% to 81% of par, with a year end price of 73% of par.

   During 1996 the Company repurchased $2,579,000 of face value of its convertible subordinated debentures on the open market resulting in an after-tax gain of approximately $300,000.

   The term debt is part of the Agreement discussed in Note 3 and is payable in quarterly installments, with annual amounts of $3,000,000 due in Fiscal 1997, 1998, 1999, 2000 and 2001.

   As of March 2, 1996, substantially all of the Company's furniture, fixtures and equipment have been pledged as security for the repayment of the equipment finance agreements. These financing agreements contain interest rates ranging from 4.5% to 12.0%. Principal amounts related to these agreements due for fiscal years 1997 through 1999 are $701,000, $37,000 and $7,000, respectively.

   The Company has other notes bearing interest at rates ranging from 8.18% to 9.00%. Principal amounts related to the notes due for fiscal years 1997 through 2001 are $908,000, $922,000, $219,000, $236,000 and $253,000, respectively.


NOTE 5 - OPERATING LEASES
The Company leases retail stores and certain equipment under non-cancelable operating leases which expire at various dates. Certain of the store leases require contingent rentals based upon sales in excess of specified amounts and generally require the Company to pay utilities, insurance and taxes, and certain are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $28,354,000, $27,704,000 and $27,960,000 during Fiscal 1996, 1995 and 1994, respectively.

   At March 2, 1996, future minimum operating lease payments during the next five years and thereafter are: 1997 - $35,755,000; 1998 - $34,670,000; 1999-
$33,156,000; 2000 - $26,186,000; 2001 - $22,428,000, and $64,925,000 thereafter.
At March 2, 1996, the future minimum lease payments for closed stores total approximately $18,523,000; the Company estimates it will receive approximately $16,350,000 of sublease income (for which there are subleases in force aggregating $6,270,000 at March 2, 1996). This estimate is based on the ability of the Company to sublease remaining closed-store leases within approximately one year.

NOTE 6 - PROPERTY AND EQUIPMENT
Property and equipment is summarized as follows:


- --------------------------------------------------------------------------------
(in thousands)                                 March 2, 1996   February 25, 1995
- --------------------------------------------------------------------------------
Land and building                                   $  3,475            $  2,525
- --------------------------------------------------------------------------------
Furniture and fixtures                                34,544              31,936
Acquired leases and leasehold
  improvements                                        23,371              17,053
- --------------------------------------------------------------------------------
                                                      61,390              51,514
- --------------------------------------------------------------------------------
Less allowances for depreciation
  and amortization                                  $(32,597)           $(28,690)
- --------------------------------------------------------------------------------
                                                    $ 28,793            $ 22,824
- --------------------------------------------------------------------------------


                     DRUG EMPORIUM, INC. AND SUBSIDIARIES 19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


NOTE 7 - INCOME TAXES
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   The tax amounts recorded in the consolidated balance sheets consisted of the following:


- --------------------------------------------------------------------------------
                                                     TAX AFFECTED AMOUNTS
- --------------------------------------------------------------------------------
(in thousands)                                 March 2, 1996  February 25, 1995
- -------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES):
Loss and AMT credit carryforwards                   $ 4,000             $ 5,000
- -------------------------------------------------------------------------------
Store closing reserve                                 2,000               2,000
- -------------------------------------------------------------------------------
Inventory valuation                                  (2,000)             (3,000)
- -------------------------------------------------------------------------------
Other, net                                           (2,000)             (1,000)
- -------------------------------------------------------------------------------
                                                      2,000               3,000
- -------------------------------------------------------------------------------
Current tax balance                                   1,000               2,000
- -------------------------------------------------------------------------------
                                                    $ 3,000             $ 5,000
- -------------------------------------------------------------------------------

   There were no significant deferred tax valuation allowances as of March 2, 1996 and February 25, 1995.

   Significant components of the provision for income taxes are as follows:


- -------------------------------------------------------------------------------
(in thousands)                           1996             1995             1994
- -------------------------------------------------------------------------------
CURRENT:
Federal                               $   298          $(2,060)         $  (997)
- -------------------------------------------------------------------------------
State and local                           264              263              193
- -------------------------------------------------------------------------------
Total current                             562           (1,797)            (804)
- -------------------------------------------------------------------------------
Deferred                                1,000           (1,000)           1,893
- -------------------------------------------------------------------------------
                                      $ 1,562          $(2,797)         $ 1,089
- -------------------------------------------------------------------------------

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense (benefit) is:


- --------------------------------------------------------------------------------
(in thousands)                                 1996          1995          1994
- -------------------------------------------------------------------------------
Tax at statutory rate                       $ 1,327       $(2,784)      $   806
- -------------------------------------------------------------------------------
State income tax, net                           174           174            95
- -------------------------------------------------------------------------------
Goodwill and minority interest                  203           208           205
- -------------------------------------------------------------------------------
Other, net                                     (142)         (395)          (17)
- -------------------------------------------------------------------------------
                                            $ 1,562       $(2,797)      $ 1,089
- -------------------------------------------------------------------------------

The Company received refunds, net of income taxes paid, of $1,889,000 and $49,000 during Fiscal 1996 and Fiscal 1995, respectively, and made income tax payments of $1,203,000 in Fiscal 1994.

   At March 2, 1996, the Company has net operating loss carryforwards of $5,009,000 for income tax purposes that expire in years 2009 and 2010 and $2,381,000 of alternative minimum tax credit carryforward which has no expiration date.

NOTE 8 - SHAREHOLDERS' EQUITY
The Company has authorized 2,000,000 shares of $1.00 par value preferred stock. The terms of the preferred stock are subject to determination by the Company's Board of Directors. The Company has a shareholder rights plan which provides for the distribution of a right to purchase one-hundredth of a share of preferred stock to each holder of common stock. The rights become exercisable upon the occurrence of certain triggering events, as defined in the plan.

NOTE 9 - STOCK OPTION PLANS
The Company has adopted stock option plans for key employees and accounts for such plans under APB Opinion No. 25, Accounting for Stock Options Issued to Employees. Under such plans, the Board of Directors may grant options for shares of common stock at a price not less than 100% of the fair market value of the shares on the date of grant. If an employee owns stock possessing more than 10% of the total combined voting power of the Company, the option price must be 110% of the fair market value on the date of grant. The options vest based on the term of the optionee's continuous employment at 10% to 30% per year. Service prior to date of grant is considered under certain plans. The following is a summary of transactions under the option plans:

- --------------------------------------------------------------------------
                                                      SHARES UNDER OPTION
- --------------------------------------------------------------------------
(in thousands, except per share amounts)              1996    1995    1994
- --------------------------------------------------------------------------
Outstanding, beginning of year                         931     664     395
- --------------------------------------------------------------------------
Granted (at $4.13 to $6.50 per share)                    5     323     384
- --------------------------------------------------------------------------
Cancelled                                              (42)    (39)    (78)
- --------------------------------------------------------------------------
Exercised (at $2.14 to 4.83 per share)                 (13)    (17)    (37)
- --------------------------------------------------------------------------
Outstanding, end of year
  (at prices ranging from $4.00 to $8.81 per share)    881     931     664
- --------------------------------------------------------------------------
Exercisable, end of year
  (at prices ranging from $4.00 to $8.81 per share)    302     283     516
- --------------------------------------------------------------------------

At the end of fiscal years 1996, 1995 and 1994, there were 217,000, 221,000 and 775,000 shares, respectively, reserved for future grants.



20 DRUG EMPORIUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE 10 - ACQUISITIONS
During Fiscal 1996, the Company acquired 32 stores in five separate transactions for a total purchase price of $42 million. Three of the stores were subsequently closed or merged with existing Drug Emporium operations. The majority of the stores were acquired late in the third fiscal quarter from F&M Distributors, Inc. with the remainder being purchased from Drug Emporium franchisees at various times during the year. These acquisitions were accounted for as purchases.

   The consolidated statements of operations reflect the results of operations of the acquired enterprises since the dates acquired. The acquired stores contributed $80 million in sales during Fiscal 1996. Management has not disclosed proforma information because of concerns surrounding the accuracy of available historical operating data.

NOTE 11 - DEFINED CONTRIBUTION PLAN
The Company provides a defined contribution 401(k) plan to substantially all employees. Participants may make voluntary contributions to the plan up to 15% of their compensation. Approximately $50,000 was charged to expense for this plan in fiscal years 1996, 1995 and 1994.

NOTE 12 - CONTINGENCY
The Company is a defendant in suits filed by two current franchisees of the Company alleging failure to perform as required by the franchise agreements and violation of state and federal antitrust laws. The plaintiffs claim a loss of investment capital, out-of-pocket expenses and lost profits and goodwill and seek an unspecified amount of damages. The Company intends to vigorously defend these suits and believes the ultimate outcome of these suits will not materially affect the financial position or results of operations of the Company.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

                                         Net          Gross       Net Income   Net Income (Loss)     Stock Prices    Dividends Paid
                                        Sales        Profit         (Loss)     Per Common Share      High     Low   Per Common Share
- ------------------------------------------------------------------------------------------------------------------------------------
1996:
First quarter                       $165,091       $35,057(a)     $   489          $  .04           $4.75   $4.00                --
Second quarter                       167,794        36,269(a)         466             .03            5.06    4.00                --
Third quarter                        170,954         36,895           347             .03            5.06    3.88                --
Fourth quarter                       234,933         51,925         1,040(b)          .08            4.25    3.25                --
                                    $738,772       $160,146       $ 2,342          $  .18                                        --
- ------------------------------------------------------------------------------------------------------------------------------------
1995:
First quarter                       $188,678       $ 39,407        $  269          $  .02           $6.13   $4.00                --
Second quarter                       184,169         38,141           228             .02            5.50    5.00                --
Third quarter                        176,343         36,987        (7,892)(c)        (.60)           5.38    4.13                --
Fourth quarter                       180,313         39,161         2,004             .15            5.63    3.88                --
- ------------------------------------------------------------------------------------------------------------------------------------
                                    $729,503       $153,696       $(5,391)         $ (.41)                                       --
- ------------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) Amounts differ from previously filed quarterly reports due to reclassifications between accounts. Previous reported net income has not changed.

(b)   Includes a before-tax charge of $3,000,000 related to store closings.

(c)   Includes a before-tax charge of $11,850,000 related to store closings.

                                         DRUG EMPORIUM, INC. AND SUBSIDIARIES 21

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Drug Emporium, Inc.

We have audited the accompanying consolidated balance sheets of Drug Emporium, Inc. and subsidiaries as of March 2, 1996 and February 25, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at March 2, 1996 and February 25, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 2, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Columbus, Ohio
April 3, 1996


22 DRUG EMPORIUM, INC. AND SUBSIDIARIES