Form 10-K/A, Exhibit 13
period 1997-03-01
DRUG EMPORIUM INC
filed 1997-06-18
CIK 832922

                              FINANCIAL HIGHLIGHTS


                                                                      March 1, 1997             March 2, 1996
(Dollars in thousands, except per share data)                            (52 weeks)                (53 weeks)
==============================================================================================================
FOR THE YEAR ENDED:
--------------------------------------------------------------------------------------------------------------
Net sales                                                                $  855,016                 $ 738,772
--------------------------------------------------------------------------------------------------------------
Operating income before special charges*                                 $   12,915                 $  13,372
--------------------------------------------------------------------------------------------------------------
Net income                                                               $    1,152                 $   2,342
--------------------------------------------------------------------------------------------------------------
Average sales per store (52-week weighted average)                       $    6,151                 $   5,941
--------------------------------------------------------------------------------------------------------------
AT YEAR END:
--------------------------------------------------------------------------------------------------------------
Inventories at current cost                                              $  208,991                 $ 209,652
--------------------------------------------------------------------------------------------------------------
LIFO reserve                                                                (21,042)                  (21,154)
--------------------------------------------------------------------------------------------------------------
Inventories                                                              $  187,949                 $ 188,498
--------------------------------------------------------------------------------------------------------------
Working capital                                                          $   76,302                 $  80,195
--------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                     $   49,567                 $  48,545
--------------------------------------------------------------------------------------------------------------
Current ratio                                                                  1.59                      1.63
--------------------------------------------------------------------------------------------------------------
Long-term debt to equity                                                       1.20                      1.30
--------------------------------------------------------------------------------------------------------------
Shares outstanding (in thousands)                                            13,153                    13,184
--------------------------------------------------------------------------------------------------------------
STORES OPEN:
--------------------------------------------------------------------------------------------------------------
Company-owned                                                                   138                       136
--------------------------------------------------------------------------------------------------------------
Franchised and licensed                                                          91                        90
--------------------------------------------------------------------------------------------------------------
Total                                                                           229                       226
--------------------------------------------------------------------------------------------------------------
PER SHARE:
--------------------------------------------------------------------------------------------------------------
Net income                                                               $     0.09                 $    0.18
--------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                     $     3.77                 $    3.68
==============================================================================================================

* Special charges of $2,800,000 and $3,000,000 were recorded in Fiscal 1997 and Fiscal 1996, respectively.

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


STATEMENT OF OPERATIONS DATA
                                                                 Year Ended
------------------------------------------------------------------------------------------------------------------------
                                                   MARCH 1,        March 2,   February 25,  February 26,   February 27,
(in thousands, except per share data)                 1997            1996          1995           1994           1993
                                                 (52 WEEKS)     (53 weeks)     (52 weeks)     (52 weeks)     (52 weeks)
========================================================================================================================
Net sales                                           $855,016      $738,772      $729,503       $749,040      $756,710
-------------------------------------------------------------------------------------------------------------------------
Gross margin                                         185,475       160,146       153,696        155,473       154,002
-------------------------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses       172,560       146,774       143,337        146,920       146,726
-------------------------------------------------------------------------------------------------------------------------
Operating income before special charges               12,915        13,372        10,359          8,553         7,276
-------------------------------------------------------------------------------------------------------------------------
Special charges                                        2,800         3,000        11,850           --           4,357
-------------------------------------------------------------------------------------------------------------------------
Interest, net                                          7,882         6,468         6,697          6,183         6,148
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      2,233         3,904        (8,188)         2,370        (3,229)
-------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                   1,081         1,562        (2,797)         1,089          (562)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $  1,152      $  2,342      $ (5,391)      $  1,281      $ (2,667)
=========================================================================================================================


PER SHARE DATA:
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $   0.09      $   0.18      $  (0.41)      $   0.10      $  (0.20)
-------------------------------------------------------------------------------------------------------------------------
Cash dividends                                          --            --            --             --        $   0.04
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                $   3.77      $   3.68      $   3.50       $   3.91      $   3.82
-------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET DATA:
-------------------------------------------------------------------------------------------------------------------------
Working capital                                     $ 76,302      $ 80,195      $ 83,664       $ 82,176      $ 72,525
-------------------------------------------------------------------------------------------------------------------------
Total assets                                        $243,319      $243,898      $176,444       $198,085      $194,935
-------------------------------------------------------------------------------------------------------------------------
Non-current liabilities                             $ 63,523      $ 67,391      $ 67,738       $ 68,761      $ 59,861
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                          $ 49,567      $ 48,545      $ 46,149       $ 51,484      $ 50,095
=========================================================================================================================


12   DRUG EMPORIUM, INC. AND SUBSIDIARIES    [LOGO]

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth selected items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales for the years indicated.

                                       Year Ended
--------------------------------------------------------------
                             March 1,   March 2,  February 25,
                                 1997       1996          1995
                           (52 weeks)  (53 weeks)   (52 weeks)
--------------------------------------------------------------
Net sales (in thousands)     $855,016    $738,772     $729,503
--------------------------------------------------------------
Gross margin                    21.7%       21.7%        21.1%
--------------------------------------------------------------
Selling, administrative and
  occupancy expense             20.2        19.9         19.7
--------------------------------------------------------------
Operating income before
  special charges                1.5%        1.8%         1.4%
--------------------------------------------------------------


SALES

Sales for Fiscal 1997 increased 16 percent over Fiscal 1996 and comparable-store sales increased two percent. The overall sales increase was achieved due to the impact of sales at acquired stores and comparable-store sales increases, partially offset by the impact of having 52 weeks in Fiscal 1997 versus 53 weeks in Fiscal 1996. Average sales per store for Fiscal 1997 (based on a weighted average number of stores) were up three percent over Fiscal 1996 as a result of the closing of underperforming stores, the acquisition of higher-volume stores and comparable-store sales increases. In Fiscal 1996, the additional one week of sales contributed $14.9 million to net sales.

   Pharmacy sales as a percentage of total sales were 26 percent in Fiscal 1997 and 25 percent in Fiscal 1996 and 1995. Management expects that pharmacy sales will continue to account for approximately one-fourth of sales in the coming year.

   The following table lists stores opened or acquired and stores closed for the years indicated:

                                       Year Ended
--------------------------------------------------------------
                            March 1,     March 2, February 25,
                               1997         1996         1995
                           (52 weeks)  (53 weeks)   (52 weeks)
--------------------------------------------------------------
Number of stores at
 beginning of year                136         113          133
--------------------------------------------------------------
Stores opened or acquired           9          34            5
--------------------------------------------------------------
Stores closed                      (7)        (11)         (25)
--------------------------------------------------------------
Total stores at end of year       138         136          113
===============================================================


GROSS MARGIN

Gross margin as a percentage of sales remained constant in Fiscal 1997 as compared to Fiscal 1996. Management achieved stability in the gross margin in Fiscal 1997 despite significant competitive pressures through improved category management, better buying and improved shrink control. Similar factors led to an increase in Fiscal 1996 gross margins over Fiscal 1995.

   For Fiscal 1998, management expects continued pressure on the pharmacy margins as sales through managed care networks increase as a percentage of pharmacy sales. General merchandise gross margins are expected to remain stable. Management's goal is to offset any downward pressure on margins by utilizing scanning data to improve overall category gross margins where opportunities allow, while at the same time protecting the low price image of the stores.

SELLING, ADMINISTRATIVE AND OCCUPANCY

Selling, administrative and occupancy expenses increased in Fiscal 1997 compared to Fiscal 1996 and Fiscal 1995 in total dollars and as a percentage of net sales. The increase over Fiscal 1996 is a result of transitional costs associated with the acquired stores and increased litigation costs. The increase in Fiscal 1996 over Fiscal 1995 was a result of increased ongoing costs related to the POS system and increased security system costs.

SPECIAL CHARGES

The impact of special charges on net income (loss) and descriptions of the components of the charges are shown below:

                                                       Year Ended
-------------------------------------------------------------------------------
                                            March 1,     March 2,  February 25,
                                               1997         1996          1995
(in thousands, except per share data)     (52 weeks)   (53 weeks)    (52 weeks)
--------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME
(LOSS) TO NET INCOME (LOSS)
BEFORE SPECIAL CHARGES:
Net income (loss)                           $ 1,152       $ 2,342       $(5,391)
-------------------------------------------------------------------------------
Special charges, net of
income taxes                                  1,680         1,800         7,110
-------------------------------------------------------------------------------
Net income (loss)
before special charges                      $ 2,832       $ 4,142       $ 1,719
-------------------------------------------------------------------------------
Net income per share
before special charges                      $  0.22       $  0.31       $  0.13
================================================================================

Store Closure Expense

In Fiscal 1995, the Company sold seven stores in the Washington, D.C. market and closed fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000. During Fiscal 1996, an additional pretax charge of $3,000,000 was taken to cover rent and related charges at several properties which have taken longer than expected to sublease. In Fiscal 1997, the Company incurred costs associated with stores closed during Fiscal 1997 and earlier of $1,300,000, which was recorded as a part of special charges.

   Management's goal is to sublease or through other means remove all significant closed-store obligations. Since March 1994, the Company has closed 43 stores, of which obligations continue at March 1, 1997 on five stores. Management continues to seek ways to relieve obligations on these stores.

Impairment of Long-Lived Assets

In Fiscal 1997, the Company adopted SFAS No. 121, Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, the Company evaluated the ongoing

                                    [LOGO] DRUG EMPORIUM INC AND SUBSIDIARIES 13

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS (CONTINUED)

value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and lease assets for certain stores were impaired and recorded, as a part of special charges, an amortization charge of $1,500,000.

INTEREST, NET

Interest, net increased during Fiscal 1997 and decreased during Fiscal 1996. The increase in Fiscal 1997 is due to increased borrowing related to store acquisitions. The decrease in Fiscal 1996 is due to lower borrowings during the first three quarters, partially offset by increased fourth quarter borrowings due to the stores acquired. Management's goal is to reduce borrowing costs in Fiscal 1998 by reducing debt through decreased inventory levels and improved operational cash flow.

ACQUISITIONS

On May 29, 1996, the Company completed a purchase of certain assets of six stores in the Philadelphia market. The acquisition was accounted for as a purchase.

   Late in the third quarter of Fiscal 1996, the Company acquired 26 stores from F&M Distributors, Inc. ("F&M") in two separate transactions. The acquired stores were located in Milwaukee, Baltimore and Detroit, with Detroit representing a new market for the Company. Three of the stores were subsequently closed or merged with existing Drug Emporium operations. None of the closed stores carried any future lease obligations to the Company.

   Six additional stores were also purchased in three separate transactions.

   The consolidated statements of operations reflect the results of operations of the acquired stores from the date acquired.

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

                                       Year Ended
------------------------------------------------------------------
                            March 1,     March 2, February 25,
                                 1997        1996         1995
------------------------------------------------------------------
LIFO provision (benefit)
   (in thousands)              $(112)      $1,573         $200
------------------------------------------------------------------
Inflation rate                   -.1%        1.1%          .1%
==================================================================

   Inventory turnover approximated four turns for each of the years presented. Management's goal is to increase turns in the future by adjusting buying based on movement information provided through scanning and by seeking alternative distribution methods that will allow for reduced inventory of slower moving items.

LIQUIDITY AND CAPITAL RESOURCES

The Company signed a new bank agreement (the Agreement) on May 24, 1996. As of March 1, 1997, the Company's credit facility consisted of a term loan of $12,000,000 and a revolving credit loan availability of up to $55,000,000. The revolver expires on May 31, 2000, while the term debt is paid in quarterly installments of $750,000.

   During Fiscal 1997, the Company increased borrowings under the revolving credit facility by $20.1 million, as set forth in the consolidated statements of cash flows. This was a result of spending on acquisitions of approximately $10.1 million and timing of vendor payments, partially offset by other operational cash flows.

   The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBO-based rate, depending on the ability of the Company to meet certain financial covenants. The Agreement requires a commitment fee on the revolver of
 .25% on the unused available credit and has no compensating balance requirements. Borrowings made pursuant to the Agreement are secured by inventory and accounts receivable. The Agreement prohibits the payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debentures.

   Cash paid for interest on the revolving credit line and long-term debt exceeded interest expense by approximately $1 million in Fiscal 1997 and was lower than interest expense by approximately $1 million in Fiscal 1996. The Company believes that internally generated funds and borrowings available under its Agreement are sufficient to finance the Company's current operations.

DEFERRED TAX ASSET

The Company's deferred tax asset at March 1, 1997 is primarily comprised of net operating loss and AMT credit carryforwards of $3,500,000. Management expects to generate taxable income through operations of at least this amount during the next few years. However, the Company has the ability to generate taxable income through tax planning strategies, if necessary, to utilize the net operating loss carryforward.

14 DRUG EMPORIUM INC AND SUBSIDIARIES [LOGO]


                           CONSOLIDATED BALANCE SHEETS


(in thousands)
--------------------------------------------------------------------------------------------
ASSETS                                                           MARCH 1, 1997 March 2, 1996
--------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                             $    779     $    767
-------------------------------------------------------------------------------------------
Accounts receivable                                                     14,525       13,018
-------------------------------------------------------------------------------------------
Inventories                                                            187,949      188,498
-------------------------------------------------------------------------------------------
Income taxes and other current assets                                    3,278        5,874
-------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   206,531      208,157
-------------------------------------------------------------------------------------------
Property and equipment, net                                             30,412       28,793
-------------------------------------------------------------------------------------------
Goodwill                                                                 4,763        5,311
-------------------------------------------------------------------------------------------
Other assets                                                             1,613        1,637
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $243,319     $243,898
===========================================================================================

(dollars in thousands)
-------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                             MARCH 1, 1997  March 2, 1996
============================================================================================
CURRENT LIABILITIES:
Revolving credit line                                                 $ 41,600     $ 21,500
-------------------------------------------------------------------------------------------
Accounts payable                                                        64,571       69,143
-------------------------------------------------------------------------------------------
Accrued liabilities                                                     15,142       23,527
-------------------------------------------------------------------------------------------
Deferred income                                                          4,966        9,183
-------------------------------------------------------------------------------------------
Current maturities of long-term debt                                     3,950        4,609
-------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              130,229      127,962
-------------------------------------------------------------------------------------------
Deferred rent                                                            4,192        4,107
-------------------------------------------------------------------------------------------
Convertible subordinated debt                                           49,421       49,421
-------------------------------------------------------------------------------------------
Long-term debt, other                                                    9,910       13,863
-------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                    59,331       63,284
-------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY:
Preferred stock, authorized 2,000,000 shares, none issued                 --           --
-------------------------------------------------------------------------------------------
Common stock, stated value $.10 per share, authorized 28,000,000;
issued and outstanding 13,153,000 in 1997, 13,184,000 in 1996            1,315        1,318
-------------------------------------------------------------------------------------------
Additional paid-in capital                                              31,994       32,121
-------------------------------------------------------------------------------------------
Retained earnings                                                       16,258       15,106
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              49,567       48,545
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $243,319     $243,898
===========================================================================================
See accompanying notes.
                                                                                         15






                                [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 15

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Year Ended
----------------------------------------------------------------------------------------------------------
                                                           MARCH 1, 1997  March 2, 1996  February 25, 1995
(in thousands, except per share amounts)                      (52 weeks)     (53 weeks)         (52 weeks)
----------------------------------------------------------------------------------------------------------
Net sales                                                     $ 855,016     $ 738,772       $ 729,503
----------------------------------------------------------------------------------------------------------
Cost of sales                                                   669,541       578,626         575,807
----------------------------------------------------------------------------------------------------------
Gross margin                                                    185,475       160,146         153,696
----------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses                  172,560       146,774         143,337
----------------------------------------------------------------------------------------------------------
Special charges                                                   2,800         3,000          11,850
----------------------------------------------------------------------------------------------------------
Interest expense, net                                             7,882         6,468           6,697
----------------------------------------------------------------------------------------------------------
Income (loss) before provision (benefit) for income taxes         2,233         3,904          (8,188)
----------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                              1,081         1,562          (2,797)
----------------------------------------------------------------------------------------------------------
Net income (loss)                                             $   1,152     $   2,342       $  (5,391)
----------------------------------------------------------------------------------------------------------
Net income (loss) per share                                   $     .09     $     .18       $    (.41)
----------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
  computing net income (loss) per share                          13,169        13,182          13,166
==========================================================================================================

See accompanying notes.





                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------
                                                        Common      Common    Additional                       Total
                                                         Stock      Stock      Paid-In       Retained      Shareholders'
(in thousands)                                          Shares      Amount     Capital       Earnings         Equity
------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 1994                            13,154      $1,315      $32,014       $18,155          $51,484
------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                   17           2           54            --               56
-----------------------------------------------------------------------------------------------------------------------
Net loss                                                    --          --           --        (5,391)          (5,391)
-----------------------------------------------------------------------------------------------------------------------
Balance at February 25, 1995                            13,171       1,317       32,068        12,764           46,149
-----------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                   13           1           53            --               54
-----------------------------------------------------------------------------------------------------------------------
Net income                                                  --          --           --         2,342            2,342
-----------------------------------------------------------------------------------------------------------------------
Balance at March 2, 1996                                13,184       1,318       32,121        15,106           48,545
-----------------------------------------------------------------------------------------------------------------------
Retirement of treasury shares                              (31)         (3)        (127)           --             (130)
-----------------------------------------------------------------------------------------------------------------------
Net income                                                  --          --           --         1,152            1,152
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997                                13,153      $1,315      $31,994       $16,258          $49,567
=======================================================================================================================
See accompanying notes.


16 DRUG EMPORIUM, INC. AND SUBSIDIARIES [LOGO]


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended
--------------------------------------------------------------------------------------------------------------------
                                                                    MARCH 1, 1997 March 2, 1996  February 25, 1995
(in thousands)                                                         (52 weeks)    (53 weeks)         (52 weeks)
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                       $  1,152      $  2,342      $ (5,391)
------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO RECONCILE TO CASH PROVIDED BY (USED FOR) OPERATIONS:
Depreciation and amortization                                              8,788         6,934         7,411
------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                        500         1,000        (1,000)
------------------------------------------------------------------------------------------------------------
LIFO provision (benefit)                                                    (112)        1,573           200
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) CURRENT ASSETS AND LIABILITIES:
Accounts payable and accrued liabilities                                 (18,626)       34,128        (7,191)
------------------------------------------------------------------------------------------------------------
Accounts receivable                                                       (1,507)       (2,494)         (913)
------------------------------------------------------------------------------------------------------------
Inventories at current cost                                                7,921       (23,064)       14,444
------------------------------------------------------------------------------------------------------------
Other                                                                      2,439         3,446        (1,261)
------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    555        23,865        20,681
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property and equipment, net                                   (5,809)       (2,773)       (3,513)
------------------------------------------------------------------------------------------------------------
Proceeds from sale of property and equipment                                --            --           1,202
------------------------------------------------------------------------------------------------------------
Payment for purchase of retail stores, net of cash acquired              (10,093)      (40,644)         --
------------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) INVESTING ACTIVITIES                                 (15,902)      (43,417)       (2,311)
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net borrowings (repayments) under revolving credit line                   20,100        21,500       (13,480)
------------------------------------------------------------------------------------------------------------
Proceeds from term debt                                                     --          15,000          --
------------------------------------------------------------------------------------------------------------
Net repayments and other                                                  (4,741)      (17,903)       (3,753)
------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                      15,359        18,597       (17,233)
------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              12          (955)        1,137
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 767         1,722           585
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                  $    779      $    767      $  1,722
=============================================================================================================

See accompanying notes
                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company is primarily in the business of operating and franchising retail stores specializing in the sale of health and beauty care products, over-the-counter medication, prescription drugs, greeting cards, cosmetics and highly-consumable products primarily in an everyday-low-price format. During Fiscal 1997, the stores operated under the names of Drug Emporium, F&M Super Drug Stores, I got it at Gary's and "big D." As of year end, approximately eighty percent of the Company-owned stores were located in the states of California, Georgia, Michigan, Ohio and Pennsylvania.

Fiscal Year

The fiscal year of the Company is the 52-53 week period ending on the Saturday closest to February 28 (29). The quarter and fiscal year ends for 1997 and 1996 were as follows:

                          Fiscal year 1997    Fiscal year 1996
----------------------------------------------------------------
First quarter             June 1, 1996        May 27, 1995
Second quarter            August 31, 1996     August 26, 1995
Third quarter             November 30, 1996   November 25, 1995
Year end                  March 1, 1997       March 2, 1996
-----------------------------------------------------------------


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

Accounts Receivable

The Company uses the allowance method of accounting for uncollectible accounts. Accounts receivable are stated net of allowances for uncollectible accounts of $1,921,000 and $924,000 as of March 1, 1997 and March 2, 1996, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by use of the last-in, first-out (LIFO) method. If current cost had been used, inventories would have been approximately $21,042,000 and $21,154,000 higher than reported at March 1, 1997 and March 2, 1996, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventory counts which are generally taken at all locations twice annually.

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

Goodwill

Goodwill is amortized over 15 years using the straight-line method. The Company amortized $548,000, $597,000 and $611,000 of goodwill during Fiscal 1997, 1996 and 1995, respectively. Accumulated amortization was $3,773,000 at March 1, 1997 and $3,225,000 at March 2, 1996.

Debt Issuance Costs

Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Amortization expense related to the issuance costs is reported as interest expense and approximated $55,000 in 1997, $57,000 in 1996, and $58,000 in 1995.
The amount of accumulated amortization, at March 1, 1997 and March 2, 1996, was $409,000 and $354,000, respectively.

18 DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

Advertising Costs

The Company expenses production costs of radio and television advertising in the year incurred. Gross advertising costs, before vendor reimbursements, as a percentage of net sales, were:
1997 - 2.1%; 1996 - 2.3%; and 1995 - 2.3%.

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

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform with the Fiscal 1997 presentation.

NOTE 2 - SPECIAL CHARGES

Store Closure Expense

In Fiscal 1995, the Company sold seven stores in the Washington, D.C. market and closed fourteen additional stores. The cost associated with the 21 stores resulted in a pretax charge of $11,850,000. In Fiscal 1996, an additional pretax charge of $3,000,000 was taken to cover rent and related charges at several properties which have taken longer than expected to sublease. In Fiscal 1997, the Company incurred costs associated with stores closed during Fiscal 1997 and earlier of $1,300,000, which was recorded as a part of special charges. Sales generated from these closed stores during fiscal years 1997, 1996 and 1995 were as follows: $0, $0, and $71,797,000, respectively.

Impairment of Long-Lived Assets

In Fiscal 1997, the Company adopted SFAS No. 121, Accounting for the
Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, the Company evaluated the ongoing value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and lease assets for certain stores were impaired and recorded an amortization charge of $1,500,000 to recognize the impairment.

NOTE 3 - REVOLVING CREDIT LINE

The Company signed a new bank agreement (the Agreement) on May 24, 1996. The Agreement increased the available borrowings to help fund store acquisitions and replaced the previous bank credit agreement.

   As of March 1, 1997, the Company's credit facility consisted of the term loan of $12,000,000 (see Note 4) and a revolving credit loan availability of up to $55,000,000 of which $41,600,000 was utilized. The revolver expires on May 31, 2000, while the term debt is paid in quarterly installments of $750,000.

   The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBO-based rate, depending on the ability of the Company to meet certain financial covenants. The Agreement requires a commitment fee on the revolver of
 .25% on the unused available credit and has no compensating balance requirements.

   Borrowings made pursuant to the Agreement are secured by substantially all of the assets of the Company. The Agreement prohibits the payment of dividends, stock repurchases, and acquisition of the Company's convertible subordinated debentures.

NOTE 4 - LONG-TERM DEBT

(in thousands)                 March 1, 1997    March 2, 1996
------------------------------------------------------------------
Convertible subordinated debentures  $49,421           $49,421
Term debt                             12,000            15,000
Other                                  1,860             3,472
------------------------------------------------------------------
                                      63,281            67,893
Less current maturities               (3,950)           (4,609)
------------------------------------------------------------------
                                     $59,331           $63,284
------------------------------------------------------------------

The Company has $49,421,000 of 7.75% convertible subordinated debentures outstanding. These debentures are unsecured obligations of the Company and may be converted into common stock of the Company at any time prior to maturity, unless previously redeemed. The conversion rate is 65.1466 shares per $1,000 principal amount of debentures (or approximately $15.35 per

                                 [LOGO]  DRUG EMPORIUM, INC. AND SUBSIDIARIES 19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


share), subject to certain adjustments under the terms of these debentures. These debentures are redeemable at the option of the Company at 102.1% of par plus accrued interest. This redemption rate declines by .7% annually to par on October 1, 1999. The debentures are subject to a sinking fund, commencing October 1, 2000, calculated to retire at least 70% of the debentures prior to the final maturity date of October 1, 2014. The Company has reserved 3,387,624 shares of common stock for issuance upon conversion of the debentures.

   During Fiscal 1997, the convertible debentures traded in a range of 71.5% to 86.5% of par, with a year-end price of 83.5% of par.

   The term debt is part of the Agreement discussed in Note 3 and is payable in quarterly installments, with annual amounts of $3,000,000 due in Fiscal 1998, 1999, 2000 and 2001.

   The Company has other notes bearing interest at rates ranging from 8.18% to 9.00%. Principal amounts related to the notes due for fiscal years 1998 through 2002 are $950,000, $222,000, $234,000, $254,000 and $200,000, respectively.

NOTE 5 - OPERATING LEASES

The Company leases retail stores and certain equipment under non-cancelable operating leases which expire at various dates. Certain of the store leases require contingent rentals based upon sales in excess of specified amounts and generally require the Company to pay utilities, insurance and taxes, and certain leases are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $32,854,000, $28,354,000 and $27,704,000 during Fiscal 1997, 1996 and 1995, respectively.

   At March 1, 1997, future minimum operating lease payments during the next five years and thereafter are: 1998 - $29,468,000; 1999 - $28,213,000; 2000 -
$24,395,000; 2001 - $20,752,000; 2002 - $16,262,000 and $48,360,000 thereafter.
At March 1, 1997, the future minimum lease payments for closed stores total approximately $11,337,000 for which the Company estimates it will receive approximately $9,928,000 of sublease income (for which there are subleases in force aggregating $4,994,000 at March 1, 1997). This estimate is contingent on the ability of the Company to sublease remaining closed-store leases within approximately one year.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

-------------------------------------------------------------------
(in thousands)                 March 1, 1997     March 2, 1996
-------------------------------------------------------------------
Land and building                   $  3,475          $  3,475
-------------------------------------------------------------------
Furniture and fixtures                38,941            34,544
-------------------------------------------------------------------
Acquired leases and leasehold
  improvements                        26,502            23,371
-------------------------------------------------------------------
                                      68,918            61,390
-------------------------------------------------------------------
Less allowances for depreciation
  and amortization                   (38,506)          (32,597)
-------------------------------------------------------------------
                                    $ 30,412          $ 28,793
===================================================================


NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   The tax amounts recorded in the consolidated balance sheets consisted of the following:

-----------------------------------------------------------------
                                      TAX AFFECTED AMOUNTS
-----------------------------------------------------------------
(in thousands)                 March 1, 1997     March 2, 1996
-----------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES):
Loss and AMT credit carryforwards    $ 3,500           $ 4,000
-----------------------------------------------------------------
Store closing reserve                  1,000             2,000
-----------------------------------------------------------------
Inventory valuation                   (3,000)           (2,000)
-----------------------------------------------------------------
Other, net                              (500)           (2,000)
-----------------------------------------------------------------
                                       1,000             2,000
-----------------------------------------------------------------
Current tax balance                    2,000             1,000
-----------------------------------------------------------------
                                     $ 3,000           $ 3,000
=================================================================

   There were no significant deferred tax valuation allowances as of March 1, 1997 and March 2, 1996. Significant components of the provision (benefit) for income taxes are as follows:

-----------------------------------------------------------------
(in thousands)                       1997       1996      1995
-----------------------------------------------------------------
CURRENT:
Federal                           $   339   $   298  $  (2,060)
-----------------------------------------------------------------
State and local                       242       264        263
-----------------------------------------------------------------
Total current                         581       562     (1,797)
-----------------------------------------------------------------
Deferred                              500     1,000     (1,000)
-----------------------------------------------------------------
                                  $ 1,081   $ 1,562   $ (2,797)
-----------------------------------------------------------------

20 DRUG EMPORIUM, INC. AND SUBSIDIARIES [LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense (benefit) is:

-----------------------------------------------------------------
(in thousands)                       1997       1996      1995
-----------------------------------------------------------------
Tax at statutory rate              $  759    $1,327    $(2,784)
-----------------------------------------------------------------
State income tax, net                 160       174        174
-----------------------------------------------------------------
Goodwill                              186       203        208
-----------------------------------------------------------------
Other, net                            (24)     (142)      (395)
-----------------------------------------------------------------
                                   $1,081    $1,562    $(2,797)
-----------------------------------------------------------------

The Company received refunds, net of income taxes paid, of $1,889,000 and $49,000 during Fiscal 1996 and Fiscal 1995, respectively, and made income tax payments of $1,050,000 in Fiscal 1997.

   At March 1, 1997, the Company has net operating loss carryforwards of $3,138,000 for income tax purposes that expire in years 2009 and 2010 and $2,400,000 of alternative minimum tax credit carryforward which has no expiration date.

NOTE 8 - SHAREHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of $1.00 par value preferred stock. The terms of the preferred stock are subject to determination by the Company's Board of Directors. The Company has a shareholder rights plan which provides for the distribution of a right to purchase one-hundredth of a share of preferred stock to each holder of common stock. The rights become exercisable upon the occurrence of certain triggering events, as defined in the plan. The Company has reserved 33,900 shares of Series A Preferred Stock in connection with the rights to be distributed under the plan with respect to the reserved shares of common stock.

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

   In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and, accordingly does not recognize compensation costs when the exercise price of its employee stock options is equal to or greater than the fair market value of the stock at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would not have materially changed from what has been reported in Fiscal 1997 and 1996. The financial effects of applying SFAS No. 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income and earnings per share for future years.

   The estimated fair value of the options is amortized into expense over the options' vesting periods. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: Risk-free interest rate of 6.5%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 0.46; and a weighted-average expected life of each option of five years.

   A summary of the Company's stock option activity during 1997, 1996 and 1995 and related information follows:

-----------------------------------------------------------------------------
                                                      SHARES UNDER OPTION
-----------------------------------------------------------------------------
(in thousands, except per share amounts)              1997    1996   1995
-----------------------------------------------------------------------------
Outstanding, beginning of year                         881     931    664
-----------------------------------------------------------------------------
Granted (at $4.16 to $4.97 per share)                  118       5    323
-----------------------------------------------------------------------------
Cancelled                                              (83)    (42)   (39)
-----------------------------------------------------------------------------
Exercised (at $3.33 to $4.00 per share)                 --     (13)   (17)
-----------------------------------------------------------------------------
Outstanding, end of year
  (at prices ranging from $4.13 to $8.81 per share)    916     881    931
-----------------------------------------------------------------------------
Exercisable, end of year
  (at prices ranging from $4.57 to $8.81 per share)    761     302    283
=============================================================================

The weighted average per share price for options outstanding at the end of Fiscal 1997 was $4.98.

   At the end of fiscal years 1997, 1996 and 1995, there were 149,000, 217,000 and 221,000 shares, respectively, reserved for future grants.

22 DRUG EMPORIUM, INC AND SUBSIDIARIES [LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 10 - ACQUISITIONS

On May 29, 1996, the Company completed a purchase of certain assets of six stores in the Philadelphia market at a total purchase price of $10.1 million. The acquisition was accounted for as a purchase. The consolidated statements of operations reflect the results of operations of the stores since the date acquired. The acquired stores contributed approximately $38,150,000 in sales during Fiscal 1997.

   During Fiscal 1996, the Company acquired 32 stores in five separate transactions for a total purchase price of $42 million. These acquisitions were accounted for as purchases. The consolidated statements of operations reflect the results of operations of the acquired enterprises since the dates acquired. The acquired stores contributed approximately $80 million in sales during Fiscal 1996.

NOTE 11 - DEFINED CONTRIBUTION PLAN

The Company provides a defined contribution 401(k) plan to substantially all employees. Participants may make voluntary contributions to the plan up to 15% of their compensation. Approximately $65,000, $50,000 and $50,000 was charged to expense for this plan in fiscal years 1997, 1996 and 1995, respectively.

NOTE 12 - CONTINGENCY

The Company is a defendant in a suit filed by one of the current franchisees of the Company alleging failure to perform as required by the franchise agreements and violation of state and federal antitrust laws. The plaintiff claims a loss of investment capital, out-of-pocket expenses, lost profits and goodwill, fraud, interference with contracts and deceptive trade practices and seeks damages. The Company intends to vigorously defend this suit and believes the ultimate outcome will not materially affect the financial position or results of operations of the Company.


NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
                                      Net          Gross              Net         Net Income         Stock Prices   Dividends Paid
                                     Sales        Profit            Income     Per Common Share      High     Low  Per Common Share
-----------------------------------------------------------------------------------------------------------------------------------
1997:
First quarter                       $206,743       $ 43,528        $   501           $ .04           $4.31   $3.25            --
-----------------------------------------------------------------------------------------------------------------------------------
Second quarter                       212,573         45,922            250             .02            4.56    3.69            --
-----------------------------------------------------------------------------------------------------------------------------------
Third quarter                        206,219         45,187            271             .02            4.63    3.88            --
-----------------------------------------------------------------------------------------------------------------------------------
Fourth quarter                       229,481         50,838            130             .01            5.75    4.13            --
------------------------------------------------------------------------------------------------------------------------------------
                                    $855,016       $185,475       $  1,152           $ .09                                    --
===================================================================================================================================
1996:

First quarter                       $165,091       $ 35,057        $  489           $  .04           $4.75   $4.00            --
-----------------------------------------------------------------------------------------------------------------------------------
Second quarter                       167,794         36,269           466              .03            5.06    4.00            --
-----------------------------------------------------------------------------------------------------------------------------------
Third quarter                        170,954         36,895           347              .03            5.06    3.88            --
-----------------------------------------------------------------------------------------------------------------------------------
Fourth quarter                       234,933         51,925         1,040              .08            4.25    3.25            --
-----------------------------------------------------------------------------------------------------------------------------------
                                    $738,772       $160,146       $ 2,342           $  .18                                    --
===================================================================================================================================

22 DRUG EMPORIUM INC. AND SUBSIDIARIES [LOGO]

REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS
DRUG EMPORIUM, INC.

We have audited the accompanying consolidated balance sheets of Drug Emporium, Inc. and subsidiaries as of March 1, 1997 and March 2, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at March 1, 1997 and March 2, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 1, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Columbus, Ohio
April 4, 1997