Form 10-K, Exhibit 13
period 1998-02-28
DRUG EMPORIUM INC
filed 1998-05-26
CIK 832922

                                                                    Exhibit 13

                              FINANCIAL HIGHLIGHTS


                                                      February 28, 1998  March 1, 1997
(Dollars in thousands, except per share data)             (52 weeks)      (52 weeks)
=====================================================================================
FOR THE YEAR ENDED:
-------------------------------------------------------------------------------------
Net sales                                                 $ 836,405         $ 855,016
-------------------------------------------------------------------------------------
Operating income before special charges*                  $   8,705         $  12,915
-------------------------------------------------------------------------------------
Net income                                                $   1,691         $   1,152
-------------------------------------------------------------------------------------
Average sales per store (52-week weighted average)        $   6,105         $   6,151
-------------------------------------------------------------------------------------
AT YEAR END:
-------------------------------------------------------------------------------------
Inventories at current cost                               $ 189,043         $ 208,991
-------------------------------------------------------------------------------------
LIFO reserve                                                (21,751)          (21,042)
-------------------------------------------------------------------------------------
Inventories                                               $ 167,292         $ 187,949
-------------------------------------------------------------------------------------
Working capital                                           $  79,113         $  76,302
-------------------------------------------------------------------------------------
Shareholders' equity                                      $  51,390         $  49,567
-------------------------------------------------------------------------------------
Current ratio                                                  1.73              1.59
-------------------------------------------------------------------------------------
Long-term debt to equity                                       1.09              1.20
-------------------------------------------------------------------------------------
Shares outstanding (in thousands)                            13,180            13,153
-------------------------------------------------------------------------------------
STORES OPEN:
-------------------------------------------------------------------------------------
Company-owned                                                   135               138
-------------------------------------------------------------------------------------
Franchised                                                       84                91
-------------------------------------------------------------------------------------
Total                                                           219               229
-------------------------------------------------------------------------------------
PER SHARE (BASIC AND DILUTED):
-------------------------------------------------------------------------------------
Earnings                                                  $    0.13         $    0.09
-------------------------------------------------------------------------------------
Shareholders' equity                                      $    3.90         $    3.77
=====================================================================================

* Special charges (credits) of $(2,092,000) and $2,800,000 were recorded in fiscal years 1998 and 1997, respectively.

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


STATEMENT OF OPERATIONS DATA

                                                                                    Year Ended
----------------------------------------------------------------------------------------------------------------------------------
                                                  February 28,         March 1,        March 2,    February 25,      February 26,
                                                          1998             1997            1996            1995              1994
(in thousands, except per share data)               (52 weeks)       (52 weeks)      (53 weeks)      (52 weeks)        (52 weeks)
==================================================================================================================================

Net sales                                            $ 836,405        $ 855,016       $ 738,772       $ 729,503        $ 749,040
----------------------------------------------------------------------------------------------------------------------------------
Gross margin                                           178,289          185,475         160,146         153,696          155,473
----------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses         169,584          172,560         146,774         143,337          146,920
----------------------------------------------------------------------------------------------------------------------------------
Operating income before special charges                  8,705           12,915          13,372          10,359            8,553
----------------------------------------------------------------------------------------------------------------------------------
Special charges (credits)                               (2,092)           2,800           3,000          11,850               --
----------------------------------------------------------------------------------------------------------------------------------
Interest, net                                            7,653            7,882           6,468           6,697            6,183
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        3,144            2,233           3,904          (8,188)           2,370
----------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                     1,453            1,081           1,562          (2,797)           1,089
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   1,691        $   1,152       $   2,342       $  (5,391)       $   1,281
==================================================================================================================================

PER SHARE DATA:
Earnings (loss) (1)                                  $    0.13        $    0.09       $    0.18       $   (0.41)       $    0.10
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                              --               --              --              --               --
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                 $    3.90        $    3.77       $    3.68       $    3.50        $    3.91
----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:
Working capital                                      $  79,113        $  76,302       $  80,195       $  83,664        $  82,176
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                         $ 219,784        $ 243,319       $ 243,898       $ 176,444        $ 198,085
----------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities                              $  60,330        $  63,523       $  67,391       $  67,738        $  68,761
----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                           $  51,390        $  49,567       $  48,545       $  46,149        $  51,484
==================================================================================================================================

(1) Represents basic and diluted per share amounts as defined by Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS No. 128). Earnings (loss) per share amounts prior to 1998 have been restated as required to comply with FAS No. 128. For further discussion, see the notes to the consolidated financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth selected items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales for the years indicated.

                                        Year Ended
----------------------------------------------------------------------
                         February 28,    March 1,    March 2,
                              1998         1997        1996
                           (52 weeks)   (52 weeks)  (53 weeks)
----------------------------------------------------------------------

Net sales (in thousands)     $836,405    $855,016     $738,772
----------------------------------------------------------------------
Gross margin                    21.3%       21.7%        21.7%
----------------------------------------------------------------------
Selling, administrative and
   occupancy expense            20.3%       20.2%        19.9%
----------------------------------------------------------------------
 Operating income                1.0%        1.5%         1.8%
----------------------------------------------------------------------

SALES

Total sales for Fiscal 1998 decreased two percent from Fiscal 1997 and comparable-store sales decreased by approximately one-half of one percent. Overall sales decreased due to a lower store count and the comparable-store sales decrease. Average sales per store for Fiscal 1998 (based on a weighted average number of stores) were down approximately one percent over Fiscal 1997 due primarily to the comparable-store sales decreases.

     Sales for Fiscal 1997 increased 16 percent over Fiscal 1996 and comparable-store sales increased two percent in Fiscal 1997. The Fiscal 1997 overall sales increase was achieved due to the impact of sales at acquired stores and comparable-store sales increases, partially offset by the impact of having 52 weeks in Fiscal 1997 versus 53 weeks in Fiscal 1996. Average sales per store for Fiscal 1997 (based on a weighted average number of stores) were up three percent over Fiscal 1996 as a result of the closing of underperforming stores, the acquisition of higher volume stores and comparable-store sales increases. In Fiscal 1996, the additional one week of sales contributed $14.9 million to net sales.

     Pharmacy sales as a percentage of total sales were 29 percent, 27 percent, and 25 percent of sales in Fiscal 1998, 1997, and 1996, respectively. Management expects that pharmacy sales will continue to increase slightly as a percentage of total sales in the coming year.

     The following table lists stores opened or acquired and stores closed for the years indicated:

                                        Year Ended
-----------------------------------------------------------------
                        February 28,     March 1,     March 2,
                              1998         1997         1996
                           (52 weeks)   (52 weeks)   (53 weeks)
-----------------------------------------------------------------

Number of stores at
   beginning of year              138         136          113
-----------------------------------------------------------------
Stores opened or acquired           1           9           34
-----------------------------------------------------------------
Stores closed                     (4)         (7)         (11)
-----------------------------------------------------------------
Total stores at end of year       135         138          136
-----------------------------------------------------------------

GROSS MARGIN

Fiscal 1998 gross margins were lower than the previous fiscal year due to increased inventory shrinkage and lower pharmacy margins, partially offset by the benefits of improved category management on non-pharmacy margins. Fiscal 1998 revenue recognized from vendor contract payments has impacted margins at levels similar to those seen in the previously reported two fiscal years.

     For Fiscal 1999, management expects continued pressure on the pharmacy margins due to the impact of pricing changes initiated by managed care networks. It is also anticipated that income recognized from vendor contract payments will decrease during Fiscal 1999 relative to the previous fiscal periods although the Company believes that its category management efforts and lower inventory shrinkage will eclipse the impact of this decrease. If the Company is successful in its category management efforts, overall gross margins are anticipated to recover and show a slight improvement over the levels seen in Fiscal 1997.

SELLING, ADMINISTRATIVE AND OCCUPANCY

Net advertising costs were slightly lower in dollars and as a percentage of sales, compared to the prior fiscal year; however, gross advertising costs were approximately .5% of sales higher than the prior year. Despite a planned increase in the print advertising for Fiscal 1999, the Company anticipates lower net advertising costs in Fiscal 1999 of .1% of sales through a more focused approach to the costs associated with distributing and producing its advertising.

     Payroll costs were lower in dollars and as a percentage of sales by .2% over the prior year as a result of an ongoing initiative to reduce administrative costs. This trend is expected to continue in Fiscal 1999, although at a slightly slower pace. In Fiscal 1998, occupancy costs were constant in dollars and higher as a percentage of sales by .1% relative to Fiscal 1997. Fiscal 1999 occupancy costs are expected to remain fixed as a percentage of sales. Other operating expenses were higher in Fiscal 1998 over Fiscal 1997 in dollars and as a percentage of sales due to decreased sales leverage and higher pharmacy costs. In Fiscal 1999, the Company anticipates reductions in operating costs of .1% over Fiscal 1998 due to lower POS equipment rental expense.

     Franchise fees, which are included as a reduction to operating costs, were $4,794,000, $4,840,000 and $4,669,000 in Fiscal 1998, 1997 and 1996,
respectively. The Company has entered into an agreement with Western Drug Distributors, Inc., its franchise store operator in the Seattle and Portland area, to terminate Western's franchise agreement. The termination agreement is contingent upon the successful completion of due diligence and subsequent purchase of Western by Longs Drug Stores of Walnut Creek, California. The Company's agreement with Western provides for a one-time lump sum payment to Drug Emporium, Inc. based on the discounted present value of the future cash flows of franchise fees anticipated over the life of the franchise agreement. This transaction, if completed, is expected to result in significant reductions to franchise fee revenue and interest costs on an ongoing basis as well as a large one-time income impact at the date of the closing, which is estimated to be early in the Company's second quarter of Fiscal 1999.

     Selling, administrative and occupancy expenses increased in Fiscal 1997 compared to Fiscal 1996 in total dollars and as a percentage of net sales. The increase in Fiscal 1997 over Fiscal 1996 is a result of transitional costs associated with the acquired stores and increased litigation costs.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

SPECIAL CHARGES (CREDITS)

The impact of special charges (credits) on net income and descriptions of the components of the charges are shown below:

                                                  Year Ended
------------------------------------------------------------------------------

                                     February 28,    March 1,      March 2,
                                          1998        1997          1996
(in thousands, except per share data)  (52 weeks)  (52 weeks)    (53 weeks)
==============================================================================

RECONCILIATION OF NET INCOME
   TO NET INCOME BEFORE
   SPECIAL CHARGES (CREDITS):
Net income                              $1,691       $1,152        $2,342
------------------------------------------------------------------------------
Special charges (credits),
   net of income taxes                  (1,255)       1,680         1,800
------------------------------------------------------------------------------
Net income before
   special charges (credits)            $  436       $2,832        $4,142
------------------------------------------------------------------------------
Earnings per share before
   special charges (credits)
   (basic and diluted)                  $ 0.03       $ 0.22        $ 0.31
------------------------------------------------------------------------------

Store Closure Expense

Store closing reserves are established based on management's expectation of the costs which will be incurred over the remaining lease terms of the closed locations, net of expected sublease income. During Fiscal 1996, a pretax charge of $3,000,000 was taken to cover rent and related charges for several closed store locations. In Fiscal 1997, the Company recorded costs associated with stores closed during Fiscal 1997 and earlier of $1,300,000, which was recorded as a part of special charges. In Fiscal 1998, additional store closing charges were offset by the receipt of $1,600,000 related to a favorable lease buyout.

     Management's goal is to sublease or through other means remove all significant closed-store obligations. Since March 1994, the Company has closed 46 stores, of which non-subleased obligations continue at February 28, 1998 on four stores. Management continues to seek ways to relieve obligations on these stores.

Impairment of Long-Lived Assets

In Fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of". Accordingly, the Company evaluated the ongoing value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and lease assets for certain stores were impaired and recorded as a part of special charges the transitional amortization charge of $1,500,000 in Fiscal 1997. A $300,000 charge was recorded in Fiscal 1998 and is shown as occupancy expense in the consolidated statement of operations.

Settlement of Litigation and Recovery of Legal Costs

Subsequent to the end of Fiscal 1998, the Company reached a confidential settlement agreement with one of its franchisees to resolve a longstanding lawsuit. The impact of the settlement and associated legal costs is reflected in the Fiscal 1998 results, net of a third-party recovery. The Company also recorded a recovery of related prior period legal costs as a special credit in Fiscal 1998.

Interest, Net

Interest, net decreased slightly in Fiscal 1998 over the previous period due primarily to lower borrowings related to the $19,948,000 in inventory reductions which took place during Fiscal 1998. Because these reductions followed unusually high first quarter Fiscal 1998 borrowings and took place over the course of Fiscal 1998, the full impact of the inventory reductions on interest expense will not be seen until Fiscal 1999. Interest, net increased during Fiscal 1997 compared to Fiscal 1996 due to increased borrowing related to store acquisitions.

Acquisitions

On May 29, 1996, the Company completed a purchase of certain assets of six stores in the Philadelphia market. The acquisition was accounted for as a purchase. Late in the third quarter of Fiscal 1996, the Company acquired 26 stores from F&M Distributors, Inc. ("F&M") in two separate transactions. The acquired stores were located in Milwaukee, Baltimore and Detroit, with Detroit representing a new market for the Company. Three of the stores were subsequently closed or merged with existing Drug Emporium operations, and none of the closed stores carried any future lease obligations to the Company. Six additional stores were also purchased in three separate transactions in Fiscal 1996. The consolidated statements of operations reflect the results of operations of the acquired stores from the dates acquired.

INVENTORY VALUATION

The Company uses the LIFO method of accounting for its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current costs. The Company uses an estimated percentage rate of inflation determined at the beginning of the fiscal year in computing its LIFO charges throughout the fiscal year. This LIFO charge is adjusted at each year end based upon the actual weighted average percentage rate of inflation during the fiscal year.

                                         Year Ended
----------------------------------------------------------------
                          February 28,     March 1,    March 2,
                                  1998         1997        1996
================================================================

LIFO provision (benefit)
   (in thousands)                 $709       $(112)     $1,573
----------------------------------------------------------------

Inflation (deflation) rate          .4%        (-.1)%       1.1%
----------------------------------------------------------------

   Inventory turnover approximated 3 turns for each of the years presented. During Fiscal 1998, the Company began to realize the benefits of its new inventory management system in the form of lower inventory levels, with FIFO inventory dropping in total by $19,948,000, or $114,000 per store. Management anticipates continued reductions in per-store inventory levels in the coming fiscal year due to its ongoing inventory management efforts related to its improved procurement and distribution processes.

LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 1998, the Company's credit facility consisted of a term loan of $9,000,000 and a revolving credit loan availability of up to $55,000,000. The revolver expires on May 31, 2000, while the term debt is paid in quarterly installments of $750,000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)



     During Fiscal 1998, the Company decreased borrowings under the revolving credit facility by $19,400,000, as set forth in the consolidated statements of cash flows, which was due primarily to the Company's successful inventory reduction program. As noted above, the Company anticipates further reductions in its per store inventory levels, and thus its borrowing needs, due to its ongoing efforts to better manage its procurement and distribution processes.

     The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBO-based rate, depending on the ability of the Company to meet certain financial covenants. The Agreement requires a commitment fee on the revolver of
 .25% on the unused available credit and has no compensating balance requirements. Borrowings made pursuant to the Agreement are secured by substantially all assets of the company. The Agreement prohibits the payment of dividends, stock repurchases and acquisition of the Company's convertible subordinated debentures.

     Cash paid for interest on the revolving credit line and long-term debt approximated interest expense in Fiscal 1998. Cash paid for interest on the revolving credit line and long-term debt exceeded interest expense by approximately $1,000,000 in Fiscal 1997 and was lower than interest expense by approximately $1,000,000 in Fiscal 1996. The Company believes that internally generated funds and borrowings available under its Agreement are sufficient to finance the Company's current operations.

DEFERRED TAX ASSET

The Company's deferred tax asset at February 28, 1998 is primarily comprised of net operating loss and AMT credit carryforwards of $5,772,000. Management expects to generate taxable income through operations of at least this amount during the next few years. However, the Company has the ability to generate taxable income through tax planning strategies, if necessary, to utilize the net operating loss carryforward.

CLOSURE OF "BIG D" STORES

The Company is in the process of closing the remaining "Big D" store. Costs to close the "Big D" stores and Fiscal 1998 "Big D" pretax losses from operations, together totaling approximately $1,200,000, are recorded in the Fiscal 1998 results.

IMPACT OF YEAR 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that does not correctly recognize the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send purchase orders, or engage in similar normal business activities.

     The Company has completed an assessment of this issue and is in the process of modifying and replacing portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is not expected to exceed $500,000, which includes $350,000 for the purchase of new hardware and software that will be capitalized and $150,000 that will be expensed as incurred. The Company expects to incur most of its Year 2000 costs during Fiscal 1999.

     Most portions of the project are estimated to be completed not later than February 27, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

     The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

FORWARD-LOOKING STATEMENTS

Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in certain other parts of this report that look forward in time, which includes everything other than historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements are based on the current expectations of management and are subject to, and are qualified by, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These risks and uncertainties include, but are not limited to the high level of competition as to price and selection from a variety of sources, the recent pressure on pharmacy margins from managed care networks, the Company's ability to economically eliminate underperforming stores and general economic conditions.

                           CONSOLIDATED BALANCE SHEETS

(in thousands)
------------------------------------------------------------------------------------------------
ASSETS                                                         FEBRUARY 28, 1998  March 1, 1997
=================================================================================================

CURRENT ASSETS:
Cash and cash equivalents                                               $    783       $    779
------------------------------------------------------------------------------------------------
Accounts receivable                                                       17,410         14,525
------------------------------------------------------------------------------------------------
Inventories                                                              167,292        187,949
------------------------------------------------------------------------------------------------
Income taxes and other current assets                                      1,692          3,278
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     187,177        206,531
------------------------------------------------------------------------------------------------
Property and equipment, net                                               26,777         30,412
------------------------------------------------------------------------------------------------
Goodwill                                                                   4,215          4,763
------------------------------------------------------------------------------------------------
Other assets                                                               1,615          1,613
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $219,784       $243,319
=================================================================================================


(dollars in thousands)
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                           FEBRUARY 28, 1998  March 1, 1997
=================================================================================================

CURRENT LIABILITIES:
Revolving credit line                                                   $ 22,200       $ 41,600
------------------------------------------------------------------------------------------------
Accounts payable                                                          64,025         64,571
------------------------------------------------------------------------------------------------
Accrued liabilities                                                       14,785         15,142
------------------------------------------------------------------------------------------------
Deferred income                                                            3,679          4,966
------------------------------------------------------------------------------------------------
Current maturities of long-term debt                                       3,375          3,950
------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                108,064        130,229
------------------------------------------------------------------------------------------------
Deferred rent                                                              4,164          4,192
------------------------------------------------------------------------------------------------
Convertible subordinated debt                                             49,421         49,421
------------------------------------------------------------------------------------------------
Long-term debt, other                                                      6,745          9,910
------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                      56,166         59,331
------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
Preferred stock, authorized 2,000,000 shares, none issued                     --             --
------------------------------------------------------------------------------------------------
Common stock, stated value $.10 per share, authorized 28,000,000;
   issued and outstanding 13,180,000 in 1998; 13,153,000 in 1997           1,318          1,315
------------------------------------------------------------------------------------------------
Additional paid-in capital                                                32,123         31,994
------------------------------------------------------------------------------------------------
Retained earnings                                                         17,949         16,258
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                51,390         49,567
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $219,784       $243,319
=================================================================================================

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Year Ended
--------------------------------------------------------------------------------------------------
                                               FEBRUARY 28, 1998    March 1, 1997   March 2, 1996
(in thousands, except per share amounts)              (52 WEEKS)       (52 weeks)      (53 weeks)
==================================================================================================

Net sales                                              $ 836,405        $ 855,016       $ 738,772
--------------------------------------------------------------------------------------------------
Cost of sales                                            658,116          669,541         578,626
--------------------------------------------------------------------------------------------------
Gross margin                                             178,289          185,475         160,146
--------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses           169,584          172,560         146,774
--------------------------------------------------------------------------------------------------
Special charges (credits)                                 (2,092)           2,800           3,000
--------------------------------------------------------------------------------------------------
Interest expense, net                                      7,653            7,882           6,468
--------------------------------------------------------------------------------------------------
Income before provision for income taxes                   3,144            2,233           3,904
--------------------------------------------------------------------------------------------------
Provision for income taxes                                 1,453            1,081           1,562
--------------------------------------------------------------------------------------------------
Net income                                             $   1,691        $   1,152       $   2,342
--------------------------------------------------------------------------------------------------
Earnings per share (basic and diluted)                 $    0.13        $    0.09       $    0.18
--------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN
  COMPUTING EARNINGS PER SHARE:
     Basic                                                13,180           13,169          13,182
--------------------------------------------------------------------------------------------------
     Diluted                                              13,197           13,182          13,190
==================================================================================================

See accompanying notes.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------
                                                 Common           Common         Additional                          Total
                                                  Stock            Stock          Paid-In           Retained    Shareholders'
(in thousands)                                   Shares           Amount           Capital          Earnings        Equity
==============================================================================================================================
Balance at February 25, 1995                     13,171           $1,317           $32,068           $12,764          $46,149
------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                            13                1                53                --               54
------------------------------------------------------------------------------------------------------------------------------
Net income                                           --               --                --             2,342            2,342
------------------------------------------------------------------------------------------------------------------------------
Balance at March 2, 1996                         13,184           $1,318           $32,121           $15,106          $48,545
------------------------------------------------------------------------------------------------------------------------------
Retirement of treasury shares                      (31)              (3)             (127)                --            (130)
------------------------------------------------------------------------------------------------------------------------------
Net income                                           --               --                --             1,152            1,152
------------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                         13,153           $1,315           $31,994           $16,258          $49,567
------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                            27                3               129                --              132
------------------------------------------------------------------------------------------------------------------------------
Net income                                           --               --                --             1,691            1,691
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1998                     13,180           $1,318           $31,123           $17,949          $51,390
==============================================================================================================================

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Year Ended
--------------------------------------------------------------------------------------------------------------
                                                          FEBRUARY 28, 1998  March 1, 1997      March 2, 1996
(in thousands)                                                  (52 WEEKS)      (52 weeks)         (53 weeks)
==============================================================================================================

OPERATING ACTIVITIES
Net income                                                        $  1,691        $  1,152           $  2,342
--------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO RECONCILE TO CASH PROVIDED BY OPERATIONS:
Depreciation and amortization                                        7,345           8,788(1)           6,934
--------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                  610             500              1,000
--------------------------------------------------------------------------------------------------------------
LIFO provision (benefit)                                               709            (112)             1,573
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) CURRENT ASSETS AND LIABILITIES:
Accounts payable and accrued liabilities                            (2,725)        (18,626)            34,128
--------------------------------------------------------------------------------------------------------------
Accounts receivable                                                 (2,885)         (1,507)            (2,494)
--------------------------------------------------------------------------------------------------------------
Inventories at current cost                                         19,948           7,921            (23,064)
--------------------------------------------------------------------------------------------------------------
Other                                                                1,268           2,439              3,446
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           25,961             555             23,865
--------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment, net                             (2,949)         (5,809)            (2,773)
--------------------------------------------------------------------------------------------------------------
Payment for purchase of retail stores, net of cash acquired             --         (10,093)           (40,644)
--------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                              (2,949)        (15,902)           (43,417)
--------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net borrowings (repayments) under revolving credit line            (19,400)         20,100             21,500
--------------------------------------------------------------------------------------------------------------
Proceeds from term debt                                                 --              --             15,000
--------------------------------------------------------------------------------------------------------------
Net repayments on term debt and other                               (3,608)         (4,741)           (17,903)
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES               (23,008)         15,359             18,597
--------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         4              12               (955)
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           779             767              1,722
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                            $    783        $    779           $    767
==============================================================================================================

See accompanying notes.

(1) Includes $1,500,000 related to the Company's adoption of FAS 121.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company is primarily in the business of operating and franchising retail stores specializing in the sale of health and beauty care products, over-the-counter medication, prescription drugs, greeting cards, cosmetics and highly-consumable products primarily in an everyday-low-price format. During Fiscal 1998, the stores operated under the names of Drug Emporium, F&M Super Drug Stores, I got it at Gary's and "Big D." As of year-end, approximately seventy percent of the Company-owned stores were located in the states of California, Georgia, Michigan, New Jersey, Ohio and Pennsylvania.

Fiscal Year

The fiscal year of the Company is the 52-53 week period ending on the Saturday closest to February 28 (29). The quarter and fiscal year ends for 1998 and 1997 were as follows:

                          Fiscal year 1998    Fiscal year 1997
-----------------------------------------------------------------------
First quarter             May 31, 1997        June 1, 1996
-----------------------------------------------------------------------
Second quarter            August 30, 1997     August 31, 1996
-----------------------------------------------------------------------
Third quarter             November 29, 1997   November 30, 1996
-----------------------------------------------------------------------
Year end                  February 28, 1998   March 1, 1997
-----------------------------------------------------------------------


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

Accounts Receivable

The Company uses the allowance method of accounting for uncollectible accounts. Accounts receivable are stated net of allowances for uncollectible accounts of $1,155,000 and $1,921,000 as of February 28, 1998 and March 1, 1997,
respectively. The decrease from Fiscal 1997 to Fiscal 1998 relates to the write-off of approximately $700,000 of a specifically reserved franchise receivable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by use of the last-in, first-out (LIFO) method. If current cost had been used, inventories would have been approximately $21,751,000 and $21,042,000 higher than reported at February 28, 1998 and March 1, 1997, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventory counts which are generally taken at all locations twice annually.

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

Goodwill

Goodwill is amortized over 15 years using the straight-line method. The Company amortized $548,000, $548,000, and $597,000 of goodwill during Fiscal 1998, 1997 and 1996, respectively. Accumulated amortization was $4,321,000 at February 28, 1998 and $3,773,000 at March 1, 1997. The Company reviews its goodwill for impairment annually, based upon expectations of nondiscounted cash flows and operating income. As of February 28, 1998, management believes that none of its goodwill is materially impaired.

Debt Issuance Costs

Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Amortization expense related to the issuance costs is reported as interest expense and approximated $55,000 in 1998, $55,000 in 1997, and $57,000 in 1996.
The amount of accumulated amortization, at February 28, 1998 and March 1, 1997, was $464,000 and $409,000, respectively.

Advertising Costs

The Company expenses production costs of radio and television advertising in the year incurred. Gross advertising costs, before vendor reimbursements, as a percentage of net sales, were: 1998 - 2.6%; 1997 - 2.1%; and 1996 - 2.3%.

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

Franchise Arrangements

Arrangements with franchisees who operate throughout the United States generally provide for initial fees, new store opening fees and continuing payments to the Company based upon a percentage of sales. The fees, when earned, and related costs are recorded net and included in the Company's selling, administrative and occupancy expenses. Franchise fees were $4,794,000, $4,840,000 and $4,669,000 in Fiscal 1998, 1997 and 1996, respectively.

Vendor Contract Income Recognition

From time to time the Company enters into contracts with various suppliers for the purchase of merchandise for sale. These contracts may provide for contractual payments from vendors in exchange for product conversion, product placement, coverage of operational costs, purchase commitments, or similar inducements. The Company records vendor contract payments as a reduction to cost of sales over the life of the contract in the case of payments made with recourse, or upon receipt in the case of non-recourse payments.

Store Closure Expense

The store closing reserve has been established based on management's expectation of the costs which will be incurred over the remaining lease terms of the closed locations, net of expected sublease income. In Fiscal 1996, a pretax charge of $3,000,000 was taken to cover rent and related charges at several properties which have taken longer than expected to sublease. In Fiscal 1997, the Company incurred costs associated with stores closed during Fiscal 1997 and earlier of $1,300,000, which was recorded as a part of special charges. In Fiscal 1998, additional store closing charges were offset by the receipt of $1,600,000 related to a favorable lease buyout.

Impairment of Long-Lived Assets

In Fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of". Accordingly, the Company evaluated the ongoing value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and lease assets for certain stores were impaired and recorded a transitional amortization charge of $1,500,000 to recognize the impairment. The Fiscal 1997 transitional impairment charge was recorded as a part of special charges. A charge of $300,000 related to SFAS No. 121 was recorded as occupancy expense in the consolidated statement of operations in Fiscal 1998.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the Fiscal 1998 presentation.


NOTE 2 - REVOLVING CREDIT LINE

As of February 28, 1998, the Company's credit facility consisted of the term loan of $9,000,000 (see Note 3) and a revolving credit loan availability of up to $55,000,000 of which $22,200,000 was utilized at February 28, 1998. The revolver expires on May 31, 2000, while the term debt is paid in quarterly installments of $750,000.

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


NOTE 3 - LONG-TERM DEBT

----------------------------------------------------------------------
(in thousands)                  February 28, 1998       March 1, 1997
======================================================================
Convertible subordinated debentures       $49,421             $49,421
----------------------------------------------------------------------
Term debt                                   9,000              12,000
----------------------------------------------------------------------
Other                                       1,120               1,860
----------------------------------------------------------------------
                                           59,541              63,281
----------------------------------------------------------------------
Less current maturities                    (3,375)             (3,950)
----------------------------------------------------------------------
                                          $56,166             $59,331
----------------------------------------------------------------------

The Company has $49,421,000 of 7.75% convertible subordinated debentures outstanding. These debentures are unsecured obligations of the Company and may be converted into common stock of the Company at any time prior to maturity, unless previously redeemed. The conversion rate is 65.1466 shares per $1,000 principal amount of debentures (or approximately $15.35 per share), subject to certain adjustments under the terms of these debentures. These debentures are redeemable at the option of the Company at 101.4% of par plus accrued interest. This redemption rate declines by .7% annually to par on October 1, 1999. The debentures are subject to a sinking fund, commencing October 1, 2000, calculated to retire at least 70% of the debentures prior to the final maturity date of October 1, 2014. The Company has reserved 3,387,624 shares of common stock for issuance upon conversion of the debentures. During Fiscal 1998, the convertible debentures traded in a range of 78.5% to 91.75% of par, with a year-end price of 89% of par.

     The term debt is part of the Agreement discussed in Note 2 and is payable in quarterly installments, with annual amounts of

$3,000,000 due in Fiscal 1999, 2000 and 2001. The Company has other notes bearing interest at rates ranging from 8.18% to 9.00%. Principal amounts related to the notes due for fiscal years 1999 through 2003 are $375,000, $238,000, $258,000, $234,000 and $9,000, respectively.


NOTE 4 - OPERATING LEASES
The Company leases retail stores and certain equipment under non-cancelable operating leases which expire at various dates. Certain of the store leases require contingent rentals based upon sales in excess of specified amounts and generally require the Company to pay utilities, common area maintenance, insurance and taxes, and certain leases are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $33,732,000, $32,854,000, and $28,354,000 during Fiscal 1998, 1997 and 1996, respectively.

     At February 28, 1998, future minimum operating lease payments during the next five years and thereafter are: 1999 - $29,315,000; 2000 - $26,538,000; 2001
- $22,820,000; 2002 - $18,418,000; 2003 - $15,123,000; and $38,334,000
thereafter. At February 28, 1998, the future minimum lease payments for closed stores total approximately $8,275,000 for which the Company estimates it will receive approximately $6,970,000 of sublease income (for which there are subleases in force aggregating $4,516,000 at February 28, 1998). This estimate is contingent on the ability of the Company to sublease remaining closed-store leases within approximately one year.


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

------------------------------------------------------------------
(in thousands)               February 28, 1998      March 1, 1997
==================================================================
Land and building                      $ 3,331            $ 3,475
------------------------------------------------------------------
Furniture and fixtures                  40,188             38,941
------------------------------------------------------------------
Acquired leases and leasehold
  improvements                          26,449             26,502
------------------------------------------------------------------
                                        69,968             68,918
------------------------------------------------------------------
Less allowances for depreciation
  and amortization                     (43,191)           (38,506)
------------------------------------------------------------------
                                       $26,777            $30,412
==================================================================


NOTE 6 - INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The tax amounts recorded in the consolidated balance sheets consisted of the following:

--------------------------------------------------------------------
                                         TAX AFFECTED AMOUNTS
--------------------------------------------------------------------
(in thousands)                   February 28, 1998    March 1, 1997
====================================================================
DEFERRED TAX ASSETS (LIABILITIES):
Loss and AMT credit carryforwards          $ 5,772          $ 4,911
--------------------------------------------------------------------
Store closing reserve                          554            1,114
--------------------------------------------------------------------
Allowance for receivables                      439              730
--------------------------------------------------------------------
Property and equipment                       1,133            1,053
--------------------------------------------------------------------
Other, net                                   1,748            2,062
--------------------------------------------------------------------
                                             9,646            9,870
--------------------------------------------------------------------
Inventory valuation                         (4,739)          (3,923)
--------------------------------------------------------------------
Deferred income                             (3,974)          (4,121)
--------------------------------------------------------------------
Other                                         (663)            (946)
--------------------------------------------------------------------
                                            (9,376)          (8,990)
--------------------------------------------------------------------
Net deferred tax asset                         270              880
--------------------------------------------------------------------
Current tax balance                            181            2,160
--------------------------------------------------------------------
                                           $   451          $ 3,040
====================================================================

   There were no significant deferred tax valuation allowances as of February 28, 1998 and March 1, 1997. Significant components of the provision for income taxes are as follows:


-------------------------------------------------------------
(in thousands)            1998           1997          1996
=============================================================
CURRENT:
Federal                 $  579         $  339         $  298
-------------------------------------------------------------
State and local            264            242            264
-------------------------------------------------------------
Total current              843            581            562
-------------------------------------------------------------
Deferred                   610            500          1,000
-------------------------------------------------------------
                        $1,453         $1,081         $1,562
=============================================================

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:


-----------------------------------------------------------------------
(in thousands)                       1998       1997       1996
=======================================================================
Tax at statutory rate         $ 1,069         $   759          $ 1,327
-----------------------------------------------------------------------
State income tax, net             174             160              174
-----------------------------------------------------------------------
Goodwill                          186             186              203
-----------------------------------------------------------------------
Other, net                         24             (24)            (142)
-----------------------------------------------------------------------
                              $ 1,453         $ 1,081          $ 1,562
=======================================================================

The Company received refunds, net of income taxes paid, of $1,889,000 during Fiscal 1996 and $550,000 during Fiscal 1998, and made an income tax payment of $1,050,000 in Fiscal 1997.

     At February 28, 1998, the Company has net operating loss carryforwards of $9,316,882 for income tax purposes that expire in years 2010, 2012 and 2013, and $2,604,431 of alternative minimum tax credit carryforward which has no expiration date.

NOTE 7 - SHAREHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of $1.00 par value preferred stock. The terms of the preferred stock are subject to determination by the Company's Board of Directors. The Company has a shareholder rights plan which provides for the distribution of a right to purchase one-hundredth of a share of preferred stock to each holder of common stock. The rights become exercisable upon the occurrence of certain triggering events, as defined in the plan. The Company has reserved 33,900 shares of Series A Preferred Stock in connection with the rights to be distributed under the plan with respect to the reserved shares of common stock. The plan expires on July 1, 1998, unless extended by the Company.

NOTE 8 - STOCK OPTION PLANS

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

     In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and, accordingly does not recognize compensation costs when the exercise price of its employee stock options is equal to or greater than the fair market value of the stock at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income would have been impacted by $55,000 and $59,000 in Fiscal 1998 and 1997, respectively. The financial effects of applying SFAS No. 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income and earnings per share for future years.

     The estimated fair value of the options is amortized into expense over the options' vesting periods. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for Fiscal 1998, 1997 and 1996: Risk-free interest rate of 6.5%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 0.44; and a weighted-average expected life of each option of four or five years.

     A summary of the Company's stock option activity during 1998, 1997, and 1996 and related information follows:

---------------------------------------------------------------------------------------------
                                                                  SHARES UNDER OPTION
---------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                    1998          1997          1996
=============================================================================================
Outstanding, beginning of year                               916           881           931
---------------------------------------------------------------------------------------------
Granted (at $4.16 to $4.97 per share)                         --           118             5
---------------------------------------------------------------------------------------------
Cancelled                                                    (93)          (83)          (42)
---------------------------------------------------------------------------------------------
Exercised (at $4.00 to $5.00 per share)                      (27)           --           (13)
---------------------------------------------------------------------------------------------
Outstanding, end of year
  (at prices ranging from $4.13 to $8.81 per share)          796           916           881
---------------------------------------------------------------------------------------------
Exercisable, end of year
  (at prices ranging from $4.13 to $8.81 per share)          655           761           302
=============================================================================================

The weighted average per share price for options outstanding was $5.02 and $4.98 at the end of Fiscal 1998 and 1997, respectively.

   At the end of fiscal years 1998, 1997 and 1996, there were 187,000, 143,000 and 217,000 shares, respectively, reserved for future grants.

NOTE 9 - ACQUISITIONS

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

NOTE 10 - DEFINED CONTRIBUTION PLAN

The Company provides a defined contribution 401(k) plan to substantially all employees. Participants may make voluntary contributions to the plan of up to 15% of their compensation. Approximately $154,000, $65,000, and $50,000 was charged to expense for this plan in fiscal years 1998, 1997 and 1996, respectively.

NOTE 11 - SETTLEMENT OF LITIGATION

Subsequent to the end of Fiscal 1998, the Company reached a confidential settlement agreement with one of its franchisees to resolve a longstanding lawsuit. The impact of the settlement and associated legal costs is reflected in the Fiscal 1998 results, net of a third-party recovery. The Company recorded a recovery of related prior period legal costs as a special credit in Fiscal 1998.

NOTE 12 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


------------------------------------------------------------------------------------------
(in thousands, except per share amounts)             1998           1997            1996
==========================================================================================

NUMERATOR:
Net income and numerator for basic
   earnings per share - income available
   to common stockholders                         $ 1,691         $ 1,152         $ 2,342
------------------------------------------------------------------------------------------
Effect of dilutive securities:
      7.75% convertible debentures (1)                 --              --              --
------------------------------------------------------------------------------------------
Numerator for diluted earnings
   per share - income available to common
   stockholders after assumed conversions         $ 1,691         $ 1,152         $ 2,342
------------------------------------------------------------------------------------------
DENOMINATOR:
Denominator for basic earnings
   per share - weighted-average shares             13,180          13,169          13,182
------------------------------------------------------------------------------------------
Effect of dilutive securities:
      Employee stock options (2)                       17              13               8
------------------------------------------------------------------------------------------
      7.75% convertible debentures (1)                 --              --              --
------------------------------------------------------------------------------------------
Dilutive potential common shares                       --              --              --
------------------------------------------------------------------------------------------
Denominator for diluted earnings
   per share - adjusted weighted-average
   shares and assumed conversions                  13,197          13,182          13,190
------------------------------------------------------------------------------------------
Basic earnings per share                          $  0.13         $  0.09         $  0.18
------------------------------------------------------------------------------------------
Diluted earnings per share                        $  0.13         $  0.09         $  0.18
==========================================================================================

(1) The effect of the 7.75% convertible debentures is antidilutive and thus excluded in the calculation of diluted earnings per share.
(2) Additional options to purchase shares of common stock were outstanding during each period but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


NOTE 13 - SUBSEQUENT EVENT

The Company has entered into an agreement with Western Drug Distributors, Inc., its franchise store operator in the Seattle and Portland area, to terminate Western's franchise agreement. The termination agreement is contingent upon the successful completion of due diligence and subsequent purchase of Western by Longs Drug Stores of Walnut Creek, California. The Company's agreement with Western provides for a one-time lump sum payment to Drug Emporium, Inc. based on the discounted present value of the future cash flows of franchise fees anticipated over the life of the franchise agreement. This transaction, if completed, is expected to result in significant reductions to franchise fee revenue and interest costs on an ongoing basis as well as a large one-time income impact at the date of the closing, which is estimated to be early in the Company's second quarter of Fiscal 1999.



NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)



------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------
                                                                                             Stock Prices
                         Net          Gross           Net     Earnings Per Common            ------------      Dividends Paid
                       Sales         Profit         Income  Share (Basic and Diluted)    High            Low  Per Common Share
==============================================================================================================================
1998:
First quarter        $209,214       $ 44,622       $    528       $       .04          $   5.50        $   4.13          --
------------------------------------------------------------------------------------------------------------------------------
Second quarter        204,235         43,549            274               .02              5.31            4.00          --
------------------------------------------------------------------------------------------------------------------------------
Third quarter         199,571         42,344            283               .02              4.75            3.75          --
------------------------------------------------------------------------------------------------------------------------------
Fourth quarter        223,385         47,774            606               .05              5.38            3.88          --
------------------------------------------------------------------------------------------------------------------------------
                     $836,405       $178,289       $  1,691       $       .13                                            --
==============================================================================================================================
1997:
First quarter        $206,743       $ 43,528       $    501       $       .04          $   4.31        $   3.25          --
------------------------------------------------------------------------------------------------------------------------------
Second quarter        212,573         45,922            250               .02              4.56            3.69          --
------------------------------------------------------------------------------------------------------------------------------
Third quarter         206,219         45,187            271               .02              4.63            3.88          --
------------------------------------------------------------------------------------------------------------------------------
Fourth quarter        229,481         50,838            130               .01              5.75            4.13          --
------------------------------------------------------------------------------------------------------------------------------
                     $855,016       $185,475       $  1,152       $       .09                                            --
==============================================================================================================================

                         REPORT OF INDEPENDENT AUDITORS



BOARD OF DIRECTORS
DRUG EMPORIUM, INC.

We have audited the accompanying consolidated balance sheets of Drug Emporium, Inc. and subsidiaries as of February 28, 1998 and March 1, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at February 28, 1998 and March 1, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio
April 15, 1998