Form 10-K405, Exhibit 13
period 1999-02-27
DRUG EMPORIUM INC
filed 1999-05-19
CIK 832922

[PHOTOGRAPH]


CONNECTING WITH OUR CUSTOMERS

                                            THE 1999 DRUG EMPORIUM ANNUAL REPORT

ABOUT THE COMPANY

Drug Emporium is a national chain of 141 Company-owned drug stores operating as Drug Emporium, F&M Super Drug Stores and Vix Drug Stores. In addition to the Company-owned stores, there are 52 franchised Drug Emporium store locations. The combined revenues of the Company-owned and franchised stores is approximately $1.2 billion. Net sales in the Company's financial statements reflect only revenues from the Company-owned stores.

     All stores operate full-service pharmacies and specialize in discount-priced merchandise, including health and beauty aids, vitamins, cosmetics and greeting cards. The typical store location is a large, 26,000 square foot site, offering a wide selection of brand name and quality private label products.

     Drug Emporium also operates DrugEmporium.com, an online drug store selling competitively priced health and beauty aids, cosmetics, vitamins and prescription drugs. DrugEmporium.com is an independent division of the Company that operates with key organizational and customer links to Drug Emporium, Inc. The Company was founded in 1977 and its stock was first publicly traded in 1988. As of February 27, 1999, there were 13,185,785 shares of Common Stock outstanding, which are traded on the Nasdaq National Market under the symbol DEMP. The Company's 7-3/4 percent Convertible Subordinated Debentures due October 1, 2014 are traded on Nasdaq under the symbol DEMPG.


FINANCIAL HIGHLIGHTS

                                                      FEBRUARY 27, 1999       FEBRUARY 28, 1998
(Dollars in thousands, except per share data)                (52 weeks)              (52 weeks)
================================================================================================
FOR THE YEAR ENDED:
Net sales                                                    $  839,443               $ 836,405
-----------------------------------------------------------------------------------------------
Operating income before special charges*                     $    5,285               $   8,705
-----------------------------------------------------------------------------------------------
Net income                                                   $    3,799               $   1,691
-----------------------------------------------------------------------------------------------
Average sales per store (52-week weighted average)           $    6,312               $   6,105
-----------------------------------------------------------------------------------------------

AT YEAR END:
Inventories at current cost                                  $  187,575               $ 189,043
-----------------------------------------------------------------------------------------------
LIFO reserve                                                    (22,786)                (21,751)
-----------------------------------------------------------------------------------------------
Inventories                                                  $  164,789               $ 167,292
-----------------------------------------------------------------------------------------------
Working capital                                              $   64,632               $  79,113
-----------------------------------------------------------------------------------------------
Shareholders' equity                                         $   55,222               $  51,390
-----------------------------------------------------------------------------------------------
Current ratio                                                      1.53                    1.73
-----------------------------------------------------------------------------------------------
Long-term debt to equity                                            .90                    1.09
-----------------------------------------------------------------------------------------------
Shares outstanding (in thousands)                                13,186                  13,180
-----------------------------------------------------------------------------------------------
STORES OPEN:
Company-owned                                                       141                     135
-----------------------------------------------------------------------------------------------
Franchised and licensed                                              52                      84
-----------------------------------------------------------------------------------------------
Total                                                               193                     219
-----------------------------------------------------------------------------------------------
PER SHARE (BASIC AND DILUTED):
Earnings                                                     $     0.29               $    0.13
-----------------------------------------------------------------------------------------------
Shareholders' equity                                         $     4.19               $    3.90
===============================================================================================


* Net one-time gains of $(6,760,000) and $(2,092,000) were recorded in fiscal years 1999 and 1998, respectively.

WE DELIVER VALUE TO OUR CUSTOMERS,
           BY UNDERSTANDING WHO THEY ARE,
   ANTICIPATING THEIR NEEDS AND
           RESPONDING TO THEIR CHANGING LIFESTYLES.


TO OUR SHAREHOLDERS

"Connecting With Our Customers" is not only the theme of our annual report this year, but an integral part of our long-term growth strategy. In order to best serve our shareholders and grow our Company, we have committed ourselves to providing the best prices, product selection and service to our customers and strengthening and expanding our customer base in creative and long-lasting ways. Our connection with our customers takes place not only when we serve customers, but also when we order merchandise, stock our shelves, and plan store layouts. In short, connecting with our customers is a part of everything we do.
     Our dedication to our customers manifested itself in many ways in fiscal 1999. From remodeling older Drug Emporium sites and beginning the expansion of the "Do-It-Yourself Health" section of our stores to laying the groundwork for such in-store conveniences as paycheck cashing, ATM services and postage stamp sales, we took many steps to broaden the products and services we offer. We introduced the CyberZone in some of our stores, enabling customers to access health information from the Internet. In addition, our improved operating efficiencies have enabled our pharmacists to increase their focus on customer care. Accordingly, pharmacy sales accounted for the largest percentage of our revenue increase for fiscal 1999.
     The time that we have spent rebuilding the foundation of Drug Emporium and repositioning the Company to achieve and sustain a higher level of financial success has been a critical investment not only in our future, but also in our ability to build shareholder value. It is something that we never lose sight of, and we have been working diligently to realize the potential of this Company on behalf of our shareholders. In fiscal 1999, we strengthened our balance sheet, made substantial progress with our Internet initiative and expanded our regional presence with the strategic acquisition of Vix Drug Stores. We also made substantial investments in technology, with the implementation of new point-of-sale and pharmacy systems.

FINANCIAL PERFORMANCE FOR FISCAL 1999 AND BEYOND
We are only just beginning to realize the financial benefits of many of the improvements we have made in the last few years. For fiscal 1999, our financial results, which showed modest improvements, illustrate a company approaching the end of a successful turnaround. Net sales for fiscal 1999 were $839.4 million, compared with $836.4 million for the prior fiscal year. Vix Drug Stores, acquired during the fourth quarter of fiscal 1999, contributed $5.9 million to the Company's net sales. The increase also reflects a 1.3% rise in same store sales and the closing of 6 underperforming stores. Fiscal 1999 net income climbed 124% to $3.8 million, or $0.29 per basic and diluted share, from $1.7 million, or $0.13 per basic and diluted share, for fiscal 1998. Before a $14.4 million special credit for the sale of Western Drug Distributors, a former





[PHOTOGRAPH]

David L. Kriegel,
Chairman, Chief Executive Officer
and President


                          [LOGO]         DRUG EMPORIUM, INC. AND SUBSIDIARIES 1

DELIVERING OUR CUSTOMERS A WIDE
RANGE OF PRODUCTS AT A LOW PRICE

[PHOTOGRAPH]

CAPTION FOR PHOTOGRAPH--
(When we launched our Web site in March 1997, we were the first drug store on the Internet. As electronic commerce grows, we are positioning ourselves to be the leader in on-line drugstore sales. We are implementing the best available technology to redesign our Web site. When complete, www.DrugEmporium.com will offer cost-conscious consumers a more extensive array of products, more efficient fulfillment and greater ease of use. Today, the site still offers a number of unique advantages. DrugEmporium.com is backed by a solid brick-and-mortar operation, licensed to fill prescriptions in all 50 states.)


Drug Emporium franchisee, fiscal 1999 net income was $763,000, or $0.06 per basic and diluted share.
     Our pharmacy, which accounted for about 31% of sales in fiscal 1999, benefited from both pricing and the continuing product mix shift towards higher cost prescriptions. As a result, we reported an increase of 8.2% in comparable pharmacy sales. Moreover, pharmacy margins, which were 21.4% for the year, seem to have stabilized following years of constant cost-containment pressures from managed care. Improved generic substitution rates should fuel further pharmacy margin improvement in fiscal 2000.
     The non-pharmacy segment of our business, which accounted for about 69% of sales in fiscal 1999, exhibited some softness last year and generated negative comparable sales of approximately (1%), due to market saturation in specific regions, especially Atlanta. However, our initiative to increase the front-end shelf space allocated to vitamins, nutrition and herbal remedies and the expansion of our food offerings have resulted in more significant sales contributions from those departments. We anticipate further growth for these areas in fiscal 2000, as well as higher cosmetics sales stemming from recently completed resets of the category and the introduction of new business lines by Johnson & Johnson and Procter & Gamble.
     In fiscal 2000, the Company will be introducing such products and services as postage stamps, money orders, utility bill paying, ATMs and paycheck cashing. By offering these conveniences at our successfully converted Vix locations and all of our Drug Emporium stores, we expect to improve customer traffic and boost front-end sales. These products and services are expected to be available in all of our markets by the end of this fiscal year. In addition to our efforts to increase front-end sales, we also have taken a number of steps to improve margins for our front-end operations. We are refining our product mix to increase the emphasis on higher-margin categories and product lines, implementing a new shrink-reduction program, and continuing to utilize our Mission Critical inventory management program.

IMPROVING OUR POSITIONING FOR GROWTH
In fiscal 1999, Drug Emporium took a major step toward securing its future growth by structuring a new revolving credit facility for $100 million, about $85 million of which was available at year end. This credit

2   DRUG EMPORIUM, INC. AND SUBSIDIARIES      [LOGO]

INCREASING SHAREHOLDER
VALUE FOR OUR INVESTORS

[PHOTOGRAPH]

CAPTION FOR PHOTOGRAPH--
(Pictured here is the Herb and Nutritional Center in one of our newly acquired Vix stores. Vitamins and herbs have become an excellent source of high-margin, front-end sales growth as the popularity of "Do-it-Yourself" healthcare has escalated. Relying heavily on the successful Vix model, we will be expanding the herb and vitamin sections in all Drug Emporium and F&M stores.)


facility offers us a more favorable rate, increased flexibility and greater access to capital for both strategic acquisitions and day-to-day operations.
     The Company's balance sheet improved in other ways as well. We reduced our total debt by $16.5 million from year-end fiscal 1998 to the end of fiscal 1999, and, as a result, lowered our total interest expense significantly, by $2.2 million, or 28%, to $5.5 million. On the operating side, our inventory-reduction program, Mission Critical, has enabled us to improve inventory turns and cut approximately $40 million from comparable store inventory over the past two years. We expect further reductions in comparable store inventory and increases in cash flow as we continue to use this successful program to trim greater quantities of secondary product lines.
     Our employees were instrumental to our growth in fiscal 1999. Regardless of the size or complexity of the problems we encountered, they were always there willing to contribute both the support and hard work needed to push our Company forward. We feel that it would be mutually beneficial for them to have the opportunity to participate as owners, not only to better align their interests with those of our shareholders, but also to reward them personally for the growth of our Company. Therefore, the Board of Directors has requested shareholder approval of the 1999 Stock Option Plan.

VIX DRUG STORES ACQUISITION
     During the first quarter of fiscal 2000, we completed the acquisition of Vix Drug Stores, a 12-store, deep- discount New York chain in Buffalo and Rochester-two new markets for Drug Emporium. This acquisition represents the continuation of our strategic plan to geographically concentrate our store base. Not only are the Vix stores extremely compatible with our existing store base, but they also incorporate some interesting ideas to drive customer count. We will be applying some of these strategies to our other stores throughout fiscal 2000, as well as adding value to the acquisition by broadening the product mix at the Vix chain. In addition, we believe we can learn from the strong store-within-a-store herbal business that Vix has developed. We expect the Vix stores to contribute about $92 million in sales for fiscal 2000.

                            [LOGO]      DRUG EMPORIUM, INC. AND SUBSIDIARIES 3

DEVELOPING, CHALLENGING
AND INVESTING IN OUR PEOPLE

[PHOTOGRAPH]

CAPTION FOR PHOTOGRAPH--
(Our employees are dedicated to providing friendly, high-quality service. They understand that the customers who rely on them to fill their prescriptions are real people with real concerns. They are committed to addressing those concerns, answering their questions and giving them the information they need to feel completely comfortable with the medications we supply.)

MOVING FORWARD WITH AMERICA'S FIRST ON-LINE DRUG STORE
On a cold winter day in March 1997, Millie Baker of Tequesta, FL., became the first customer of the Internet's first drug store, www.DrugEmporium.com. At that time, we were uncertain what to expect in terms of order volume and customer interest. The Internet has grown exponentially since then, more people have become comfortable making on-line purchases, and several other pharmacy sites have popped up. In response, we have been honing our strategy to maximize the success of our e-commerce initiatives.
     We have many advantages over our on-line competitors. We were the first drug store on the Internet, and unlike most other on-line drug stores, we are backed by a brick-and-mortar operation with long-standing supplier relationships, and licenses to fill prescriptions in all 50 states. We are committed to maintaining the integrity of our site by keeping our drug fulfillment independent of our pharmaceutical advertisers, thereby retaining the trust of our customers by protecting their utmost privacy. Both of these ethical obligations, we believe, will boost the popularity of our Web site as acceptance for this channel grows.
     Currently, we are preparing to introduce our next-generation Web site, www.DrugEmporium.com, which is being designed to exceed customers' expectations in terms of convenience, product selection, price and ease of use. To ensure that the site operates reliably, we have selected the best available technology. The project is running on schedule and should be completed by the end of the summer. To expand our on-line client base, we are evaluating a number of marketing options, which we will begin to implement as we move closer to completing the site improvements.

CHANGES TO OUR BOARD OF DIRECTORS
Our Board has undergone significant change in this past year. The accidental death of one director and retirement of two others was a sad loss for the Company.
     V.J. "Tom" Wiechart, Sr., R.Ph., a director since 1993, passed away in August 1998. A registered pharmacist and owner of several drug stores, Mr. Wiechart provided unique insights into dealing with managed


4   DRUG EMPORIUM, INC. AND SUBSIDIARIES      [LOGO]

SUPPORTING OUR CUSTOMERS
LIFESTYLE AND NEEDS

[PHOTOGRAPH]

CAPTION FOR PHOTOGRAPH--
(In line with our commitment to keep our customers informed, we have begun featuring a "CyberZone" in a number of our stores in fiscal 1999. The CyberZone provides customers with limited Internet access, directly linking them to health-related Web sites. Of course, they are also free to check out our very own www.DrugEmporium.com Web site where they can learn more about the Company and experience our on-line drug store first-hand. The information available on the sites ranges from fitness and nutritional guidelines to disease management.)


care issues and valuable business advice. He also served as both a friend to and advocate of our pharmacists. His presence will be greatly missed.
     Macy T. Block retired from our Board at the end of January. Upon his retirement, Mr. Block commended us on turning around Drug Emporium toward profitability. We thank him for his years of service to the Company as well as his kind words.
     Robert S. Meeder served on our Board for 11 years. His contributions to the Company were numerous during such critical periods as our public stock offering and later, our reorganization. Mr. Meeder retired from the Board at the end of fiscal 1999 to devote more time to other business interests.
     We were pleased to add Donald B. Hayes, Sr., John J. Havlicek and Robert W. McCurdy, R.Ph. to our Board of Directors this year. They bring expertise in the areas of banking, franchising and pharmacy.
     We look forward to reporting our progress to shareholders and the financial community as we secure Drug Emporium's place in the new millennium. With solid management, dedicated employees and carefully planned strategies, we believe that our Company is well-positioned to grow stronger in fiscal 2000 and beyond. To all of our shareholders, employees and customers, thank you for making it possible for us to continue to reach higher.

/s/ David L. Kriegel

David L. Kriegel
Chairman, Chief Executive Officer and President





                            [LOGO]      DRUG EMPORIUM, INC. AND SUBSIDIARIES 5

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


STATEMENT OF OPERATIONS DATA

                                                                                Year Ended
----------------------------------------------------------------------------------------------------------------------
                                                    February 27,  February 28,    March 1,     March 2,  February 25,
                                                           1999          1998         1997         1996         1995
(in thousands, except per share data)                (52 weeks)    (52 weeks)    (52 weeks)  (53 weeks)    (52 weeks)
======================================================================================================================

Net sales                                            $ 839,443     $ 836,405     $ 855,016    $ 738,772    $ 729,503
--------------------------------------------------------------------------------------------------------------------
Gross margin                                           176,729       178,289       185,475      160,146      153,696
--------------------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses         171,444       169,584       172,560      146,774      143,337
--------------------------------------------------------------------------------------------------------------------
Operating income before special charges (credits)        5,285         8,705        12,915       13,372       10,359
--------------------------------------------------------------------------------------------------------------------
Special (credits) charges                               (6,760)       (2,092)        2,800        3,000       11,850
--------------------------------------------------------------------------------------------------------------------
Interest, net                                            5,487         7,653         7,882        6,468        6,697
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        6,558         3,144         2,233        3,904       (8,188)
--------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                     2,759         1,453         1,081        1,562       (2,797)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   3,799     $   1,691     $   1,152    $   2,342    $  (5,391)
======================================================================================================================

PER SHARE DATA:
Earnings (loss) (1)                                  $    0.29     $    0.13     $    0.09    $    0.18    $   (0.41)
--------------------------------------------------------------------------------------------------------------------
Cash dividends                                             --            --            --           --          --
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                 $    4.19     $    3.90     $    3.77    $    3.68    $    3.50
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:
Working capital                                      $  64,632     $  79,113     $  76,302    $  80,195    $  83,664
--------------------------------------------------------------------------------------------------------------------
Total assets                                         $ 230,689     $ 219,784     $ 243,319    $ 243,898    $ 176,444
--------------------------------------------------------------------------------------------------------------------
Non-current liabilities                              $  53,775     $  60,330     $  63,523    $  67,391    $  67,738
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                           $  55,222     $  51,390     $  49,567    $  48,545    $  46,149
=====================================================================================================================


(1) Represents basic and diluted per share amounts as defined by Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS No. 128). Earnings (loss) per share amounts prior to 1998 have been restated as required to comply with FAS No. 128.



6   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth selected items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales for the years indicated.

                                        Year Ended
-----------------------------------------------------------------
                         February 27, February 28,    March 1,
                                 1999         1998        1997
                           (52 weeks)   (52 weeks)  (52 weeks)
==================================================================
Net sales (in thousands)     $839,443     $836,405    $855,016
-----------------------------------------------------------------
Gross margin                     21.0%        21.3%       21.7%
-----------------------------------------------------------------
Selling, administrative and
   occupancy expense             20.4%        20.3%       20.2%
------------------------------------------------------------------
 Operating income                 0.6%         1.0%        1.5%
==================================================================

SALES
Total sales for Fiscal 1999 increased by .4 percent over the prior year. This increase was the result of additional sales from the Vix acquisition, a comparable store sales increase of 1.3 percent, and a reduction in sales as a result of the lower average store count. Average sales per store for Fiscal 1999 based on a weighted average number of stores were up 3.4 percent over Fiscal 1998 due to the comparable store sales increase as well as the closure of six under-performing stores.
     Total sales for Fiscal 1998 decreased 2.2 percent from Fiscal 1997, while comparable store sales for the period decreased .6 percent. The total sales decrease was due to a lower store count in Fiscal 1998 versus Fiscal 1997, as well as the comparable store sales decrease. Average sales per store for Fiscal 1998 based on a weighted average number of stores were down .7 percent versus Fiscal 1997, primarily due to the comparable store sales decrease.
     Pharmacy sales as a percentage of total sales were 31 percent, 29 percent, and 27 percent of sales in Fiscal 1999, 1998, and 1997, respectively. Management expects that pharmacy sales will continue to increase as a percentage of total sales in the coming year.
     The following table lists stores opened or acquired and stores closed for the years indicated:

                                        Year Ended
-----------------------------------------------------------------
                         February 27, February 28,    March 1,
                                 1999         1998        1997
                           (52 weeks)   (52 weeks)  (52 weeks)
=================================================================
Number of stores at
   beginning of year              135          138         136
-----------------------------------------------------------------
Stores opened or acquired          12            1           9
-----------------------------------------------------------------
Stores closed                      (6)          (4)         (7)
-----------------------------------------------------------------
Total stores at end of year        141         135         138
=================================================================


GROSS MARGIN
Fiscal 1999 gross margins were lower than the prior year due to lower pharmacy gross margins as well as an expected drop in vendor rebate income, partially offset by higher non-pharmacy margins that resulted from improved category management. The company does not anticipate further declines in gross margins in Fiscal 2000.
     In the 2nd Quarter of Fiscal 1999, the Company recorded a $1.7 million one time inventory write down due to store closure-related inventory liquidations and other inventory write-downs. The non-recurring inventory-related costs of this special charge were recorded as a component of gross margins in accordance with Emerging Issues Task Force (EITF) Issue No. 96-9. Excluding the impact of this write-down, total gross margins as a percentage of sales for Fiscal 1999 were 21.3 percent.
     Fiscal 1998 gross margins were lower than Fiscal 1997 due to increased inventory shrinkage and lower pharmacy margins, partially offset by the benefits of improved category management on non-pharmacy margins.

SELLING, ADMINISTRATIVE AND OCCUPANCY
Net advertising costs for Fiscal 1999 were slightly lower in both dollars and as a percentage of sales versus the prior year. In addition, gross advertising costs (expenditures before vendor cooperative funding) were .2 percent of sales lower than the prior year. The Company anticipates net advertising costs for the coming fiscal year to be consistent with Fiscal 1999.
     Payroll costs excluding taxes, benefits and other payroll related expenses for Fiscal 1999 were lower in both dollars and as a percentage of sales versus the prior year as a result of the Company's ongoing initiative to reduce administrative costs. Occupancy costs for Fiscal 1999 were lower in both dollars and as a percentage of sales versus the prior year due to fewer stores and higher per store sales.
     Other operating expenses were higher in Fiscal 1999 versus the prior year in both dollars and as a percentage of sales, primarily due to higher depreciation expense. In addition, franchise fees, which are netted against other operating expenses, were lower in Fiscal 1999 due to the termination of the Western Drug Distributors, Inc. franchise agreement. The Western Drug buyout lowered franchise fees for Fiscal 1999 by .2 percent of sales versus the prior year and is projected to lower franchise fees an additional .2 percent in Fiscal 2000.
     Franchise fees were $3,435,000, $4,794,000 and $4,840,000 in Fiscal 1999,
1998 and 1997 respectively. The reduction in franchise fees in Fiscal 1999 was the result of an agreement with Western Drug Distributors, Inc., the Drug Emporium franchise store operator in the Seattle and Portland area, to terminate Western's franchise agreement.
     Selling, administrative and occupancy expenses as a percentage of net sales increased in Fiscal 1998 compared to Fiscal 1997.


                                   [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (continued)

The increase in Fiscal 1998 over Fiscal 1997 is a result of higher occupancy costs and other operating expenses offset by lower advertising and payroll costs.

SPECIAL CHARGES (CREDITS)
The impact of special charges (credits) on net income and descriptions of the components of the charges are shown below:

                                                   Year Ended
------------------------------------------------------------------------------
                                    February 27,  February 28,     March 1,
                                            1999          1998         1997
(in thousands, except per share data) (52 weeks)    (52 weeks)  ( 52 weeks)
==============================================================================
RECONCILIATION OF NET INCOME
   TO NET INCOME BEFORE
   SPECIAL CHARGES (CREDITS):
Net income                                $3,799      $  1,691       $1,152
------------------------------------------------------------------------------

Special charges (credits),
   net of income taxes                    (3,036)       (1,255)       1,680
------------------------------------------------------------------------------

Net income before
   special charges (credits)              $  763      $    436       $2,832
------------------------------------------------------------------------------

Earnings per share before
   special charges (credits)
   (basic and diluted)                    $ 0.06      $   0.03       $ 0.22
------------------------------------------------------------------------------

One Time Gain Related to the Sale of
Western Drug Distributors
During Fiscal 1999 the Company entered into an agreement with Western Drug Distributors, Inc., its franchise store operator in the Seattle and Portland area, to terminate Western Drug's franchise agreement. The termination was related to the sale of Western Drug to Longs Drug Stores of Walnut Creek, California. The Company's agreement with Western Drug provided for a one-time lump sum payment to Drug Emporium, Inc. of $15.4 million. Approximately $14.4 million of the payment was related to the buyout and is recorded as a special credit in the Company's Statement of Operations. The remaining amounts of the payment relate primarily to franchise fee receivables accrued in the normal course of business, reimbursements for legal costs and interest.

Store Closure Expense
Store closing reserves are established based on management's expectation of the costs which will be incurred over the remaining lease terms of the closed locations, net of expected sublease income. In Fiscal 1997, the Company recorded costs associated with stores closed during Fiscal 1997 and earlier of $1.3 million, which was recorded as a part of special charges. In Fiscal 1998, additional store closing charges were offset by the receipt of $1.6 million related to a favorable lease buyout.
     During Fiscal 1999, as a result of an ongoing review of its business operations, the Company recorded special and nonrecurring charges of $9.4 million. The charges include a noncash component of $1.3 million to write down store equipment, fixtures and leasehold improvements at store locations to be closed, an accrual of $6.4 million to close seven underperforming store locations and record additional costs related to the Washington, D. C. area vacant store locations, and $1.7 million recorded as a component of gross margins in the Fiscal 1999 statement of operations due to store closure-related inventory liquidations and other inventory writedowns. The non-recurring inventory-related costs of the special charge have been recorded as a component of gross margins in accordance with Emerging Issues Task Force (EITF) Issue No. 96 - 9.
     Management's goal is to sublease or through other means remove all significant closed-store obligations. Since March 1994, the Company has closed 51 stores, of which non-subleased obligations continue at February 27, 1999 on eight stores. Management continues to seek ways to relieve obligations on these stores.

Impairment of Long-Lived Assets
In Fiscal 1997, the Company adopted SFAS No. 121, Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, the Company evaluated the ongoing value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and lease assets for certain stores were impaired and recorded, as a part of special charges, the transitional amortization charge of $1.5 million. A $300,000 charge was recorded in Fiscal 1998 and is shown as occupancy expense in the consolidated statement of operations. No charge was recorded during Fiscal 1999.

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

INTEREST, NET
Net interest expense decreased significantly in Fiscal 1999 due to a lower average balance on the Company's revolving credit facility versus the prior year. The lower average revolver balance was primarily a result of the pay down of the revolver with the $15.4 million in proceeds that resulted from the termination of the company's franchise agreement with Western Drug Distributors, Inc. and inventory reductions.

     Net interest for Fiscal 1998 showed a slight decrease versus Fiscal 1997 as the result of approximately $20 million in inventory reductions that took place during the year that were related to the Company's "Mission Critical" initiative.

8   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (continued)


ACQUISITIONS
On February 5, 1999 the Company completed its purchase of substantially all of the assets of the Vix drug store chain, which operates twelve deep discount drug stores in the Buffalo and Rochester, New York areas. Both areas represent new markets for the Company. The acquired stores were operated under the Vix name by Tops, a division of Ahold International. The Company paid $31.2 million in cash for the assets of the business and assumed all store real estate leases. No other liabilities were assumed. The acquisition was financed through the use of the Company's bank facility and is expected to be accretive to earnings during Fiscal 2000. Fiscal 2000 sales are expected to increase by $92 million as a result of the acquisition. The acquisition was accounted for as a purchase. The Fiscal 1999 consolidated statement of operations reflect the results of operations of the acquired stores from the date acquired.

INVENTORY VALUATION
The Company uses the LIFO method of accounting for its inventories. Under this method, the cost of merchandise sold reported in the financial statements approximates current cost. The Company uses an estimated percentage rate of inflation determined at the beginning of the fiscal year in computing its LIFO charges throughout the fiscal year. This LIFO charge is adjusted at each year-end based upon the actual weighted average percentage rate of inflation.

                                         Year Ended
----------------------------------------------------------------
                         February 27,  February 28,   March 1,
                                 1999          1998       1997
================================================================
LIFO provision (benefit)
   (in thousands)              $1,035          $709     $(112)
----------------------------------------------------------------

Inflation (deflation) rate         .8%           .4%     (-.1)%
================================================================

Inventory turnover was approximately four turns for Fiscal 1999 versus three turns for the prior fiscal year. During Fiscal 1999, the company continued to realize the benefits of the "Mission Critical" inventory reduction initiative that was implemented on a company wide basis in Fiscal 1998. This initiative has resulted in a reduction in the average per store inventory level to $1.3 million in Fiscal 1999 from $1.4 million in Fiscal 1998. Due primarily to this drop, the Company was able to lower its inventory levels, adjusted for the Vix acquisition, by $19.6 million dollars. As a result of its ongoing inventory management efforts, the Company expects this trend of lower per-store inventory levels and the resulting positive effect on inventory turnover and liquidity to continue in Fiscal 2000, although at a slower rate.

LIQUIDITY AND CAPITAL RESOURCES
During Fiscal 1999, the Company terminated its existing banking relationship and entered into a new agreement with BankBoston (the "Agreement"). The Agreement allows for revolving borrowings of up to $100 million, depending upon available collateral, and expires on October 31, 2003. The Agreement provides for an advance rate against both inventory and accounts receivable collateral, and provides for a more favorable LIBOR-based borrowing interest rate. At the company's current level of working capital, the asset collateral borrowing base exceeds the $100 million credit facility limit.
     The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBOR-based rate, depending on the ability of the Company to meet certain financial performance measures. The Agreement requires a commitment fee on the revolver of .25 percent on the unused available credit and has no compensating balance requirements. Borrowings made pursuant to the Agreement are secured by substantially all assets of the Company. The repurchase of the Company's convertible subordinated debentures and stock and the payment of dividends are permitted, although some restrictions apply.
     As of February 27, 1999, the Company's credit facility consisted of outstanding borrowings of $15.1 million, leaving $84.9 million available and unused as of that date. During Fiscal 1999, the Company generated $53.5 million in cash flow from operations versus $26.0 million in the prior year. The majority of this cash flow was the result of the $15.4 million one-time lump sum payment related to the termination of the Western Drug Distributors, Inc. franchise agreement, a temporary increase in accounts payable and accrued liabilities of $23.8 million and a permanent reduction in inventory of $19.6 million. The Company anticipates further reductions in its per store inventory levels during Fiscal 2000, and thus its borrowing needs, due to its ongoing efforts to better manage its procurement and distribution processes. The company invested $5.7 million of cash flow from operations in capital expenditures, while another $31.2 million was used to fund the Vix acquisition. In addition, the Company used $16.4 million of cash flow from operations to pay down debt.
     The Company's Fiscal 1999 balance sheet reflects net working capital of $64.6 million versus net working capital of $79.1 million at the end of the prior year. The decrease in net working capital is the result of a net increase in the Company's contingency reserve for store closings in the amount of $4.8 million, a net $6.6 million impact of the Vix transaction on working capital, and the pay off of approximately $7.5 million in long term debt carried by the Company's former bank at the time the Company changed its revolving credit facility.


                                   [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (continued)

     Cash paid for interest on the revolving credit line and long-term debt was approximately $150,000 lower than the interest expense reported in the Company's Fiscal 1999 financial statements. In Fiscal 1998, cash paid for interest on the revolving credit line and long-term debt was approximately equal to that reported on the Company's financial statements, while in Fiscal 1997, cash interest paid was approximately $1 million more than reported. The Company believes that internally generated funds and borrowings available under its Agreement are sufficient to finance the Company's current operations.

CLOSURE OF "BIG D" STORES
The Company closed its single remaining "Big D" store in March, 1998. Pretax losses from the "Big D" operation in the amount of $.4 million and $1.2 million are included in the Fiscal 1999 and Fiscal 1998 results, respectively.

IMPACT OF YEAR 2000
The Company has completed its assessment of the Information Technology-related (IT-related) systems for the Year 2000 issue. For IT-related systems, the Company's accounting software and AS400 applications are Year 2000 compliant. The Company is finalizing implementation of Year 2000 solutions in its pharmacy, payroll, host merchandising systems, store register systems, vendor EDI documents and other applications. These applications are expected to be compliant by May 1999. The Company has completed the majority of its assessment of non-IT-related systems for Year 2000 compliance. A limited number of non-IT-related systems are not Year 2000 compliant, and are expected to be upgraded by June 1999.
     The Company has surveyed and is working with its outside suppliers and software vendors related to Year 2000 compliance. The external software companies that the Company utilizes for pharmacy, merchandising, store register and accounting systems have provided the company with a Year 2000 compliant version of their respective products.
     The Company estimates that its Year 2000 effort is approximately 85 percent complete as of the end of February 1999 and will be substantially completed as of May 1999. The Company's total estimate of Year 2000 compliance costs is projected to be $1,400,000, with $1,250,000 estimated to be incurred related to the purchase of hardware and software to be capitalized and $150,000 related to costs which will be expensed as incurred. The Company incurred the majority of its Year 2000 costs during Fiscal 1999. Most of the costs were related to the hardware required to run the Year 2000 compliant version of the in-store pharmacy system which was required to be implemented approximately one year earlier than would otherwise have been necessary.
     The Company is currently developing a contingency plan in the event of any systems not being Year 2000 compliant. If the Company does not become Year 2000 compliant in a timely manner, the Year 2000 issue could have a material impact on the operations of the Company by impairing its ability to process customer transactions, order and pay for merchandise for sale, and perform certain other functions. In addition, although the Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues and the Company has received assurances regarding these issues from some (but not all) of its vendors, there is no guarantee that these third party systems will be compliant. Any such non-compliance could have a material adverse effect on the Company. For example, if some of the Company's merchandise vendors are not Year 2000 compliant it could impact the ability of the company to procure merchandise from those vendors.
     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

FORWARD-LOOKING STATEMENTS
Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in certain other parts of this report that look forward in time, which includes everything other than historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements are based on the current expectations of management and are subject to, and are qualified by, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These risks and uncertainties include, but are not limited to the high level of competition as to price and selection from a variety of sources, the recent downward pressure on pharmacy margins from managed care networks, the Company's ability to economically eliminate under-performing stores, the Company's ability to identify and address all Year 2000 issues and general economic conditions.

10   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]


CONSOLIDATED BALANCE SHEETS

(in thousands)
-----------------------------------------------------------------------------------------------------
ASSETS                                                          February 27, 1999  February 28, 1998
======================================================================================================
CURRENT ASSETS:
Cash and cash equivalents                                                $    893           $    783
-----------------------------------------------------------------------------------------------------
Accounts receivable                                                        18,323             17,410
-----------------------------------------------------------------------------------------------------
Inventories                                                               164,789            167,292
-----------------------------------------------------------------------------------------------------
Income taxes and other current assets                                       2,319              1,692
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                      186,324            187,177
-----------------------------------------------------------------------------------------------------
Property and equipment, net                                                30,708             26,777
-----------------------------------------------------------------------------------------------------
Goodwill                                                                   10,237              4,215
-----------------------------------------------------------------------------------------------------
Other assets                                                                3,420              1,615
-----------------------------------------------------------------------------------------------------
Total assets                                                             $230,689           $219,784
======================================================================================================

(dollars in thousands)
-----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                            February 27, 1999  February 28, 1998
=====================================================================================================
CURRENT LIABILITIES:
Revolving credit line                                                    $ 15,106           $ 22,200
-----------------------------------------------------------------------------------------------------
Accounts payable                                                           80,393             64,025
-----------------------------------------------------------------------------------------------------
Accrued liabilities                                                        22,047             14,785
-----------------------------------------------------------------------------------------------------
Deferred income                                                             3,904              3,679
-----------------------------------------------------------------------------------------------------
Current maturities of long-term debt                                          242              3,375
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                 121,692            108,064
-----------------------------------------------------------------------------------------------------
Deferred rent                                                               3,850              4,164
-----------------------------------------------------------------------------------------------------
Convertible subordinated debt                                              49,421             49,421
-----------------------------------------------------------------------------------------------------
Long-term debt, other                                                         504              6,745
-----------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                       49,925             56,166
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
Preferred stock, authorized 2,000,000 shares, none issued                    --                 --
-----------------------------------------------------------------------------------------------------
Common stock, stated value $.10 per share, authorized 28,000,000;
   issued and outstanding 13,186,000 in 1999; 13,180,000 in 1998            1,319              1,318
-----------------------------------------------------------------------------------------------------
Additional paid-in capital                                                 32,155             32,123
-----------------------------------------------------------------------------------------------------
Retained earnings                                                          21,748             17,949
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                 55,222             51,390
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $230,689           $219,784
=====================================================================================================

See accompanying notes


                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 11

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Year Ended
-------------------------------------------------------------------------------------------------------
                                                February 27, 1999 February 28, 1998     March 1, 1997
(in thousands, except per share amounts)               (52 weeks)        (52 weeks)        (52 weeks)
========================================================================================================
Net sales                                               $ 839,443         $ 836,405         $ 855,016
-------------------------------------------------------------------------------------------------------
Cost of sales                                             662,714           658,116           669,541
-------------------------------------------------------------------------------------------------------
Gross margin                                              176,729           178,289           185,475
-------------------------------------------------------------------------------------------------------
Selling, administrative and occupancy expenses            171,444           169,584           172,560
-------------------------------------------------------------------------------------------------------
Special charges (credits)                                  (6,760)           (2,092)            2,800
-------------------------------------------------------------------------------------------------------
Interest expense, net                                       5,487             7,653             7,882
-------------------------------------------------------------------------------------------------------
Income before provision for income taxes                    6,558             3,144             2,233
-------------------------------------------------------------------------------------------------------
Provision for income taxes                                  2,759             1,453             1,081
-------------------------------------------------------------------------------------------------------
Net income                                              $   3,799         $   1,691         $   1,152
-------------------------------------------------------------------------------------------------------
Earnings per share (basic and diluted)                  $    0.29         $    0.13         $    0.09
-------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN
  COMPUTING EARNINGS PER SHARE:

     Basic                                                 13,180            13,180            13,169
-------------------------------------------------------------------------------------------------------
     Diluted                                               13,214            13,197            13,182
=======================================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------
                                   Common      Common      Additional                 Total
                                   Stock        Stock       Paid-In    Retained   Shareholders'
(in thousands)                     Shares       Amount      Capital    Earnings      Equity
=================================================================================================
BALANCE AT MARCH 2, 1996           13,184       $1,318      $32,121     $ 15,106     $48,545
------------------------------------------------------------------------------------------------
Retirement of treasury shares         (31)          (3)        (127)        --          (130)
------------------------------------------------------------------------------------------------
Net income                           --           --           --          1,152       1,152
------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997           13,153     $  1,315     $ 31,994     $ 16,258    $ 49,567
------------------------------------------------------------------------------------------------
Exercise of stock options              27            3          129         --           132
------------------------------------------------------------------------------------------------
Net income                           --           --           --          1,691       1,691
------------------------------------------------------------------------------------------------
Balance at February 28, 1998       13,180     $  1,318     $ 32,123     $ 17,949    $ 51,390
------------------------------------------------------------------------------------------------
Exercise of stock options               6            1           32         --            33
------------------------------------------------------------------------------------------------
Net income                           --           --           --          3,799       3,799
------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 27, 1999       13,186     $  1,319     $ 32,155     $ 21,748    $ 55,222
=================================================================================================

See accompanying notes

12 DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                    February 27, 1999 February 28, 1998   March 1, 1997
(in thousands)                                                             (52 weeks)         (52 weeks)      (52 weeks)
===========================================================================================================================
OPERATING ACTIVITIES
Net income                                                                    $ 3,799           $ 1,691        $  1,152
---------------------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO RECONCILE TO CASH PROVIDED BY OPERATIONS:
Depreciation and amortization                                                   8,798(2)          7,345           8,788(1)
---------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                              24               610             500
---------------------------------------------------------------------------------------------------------------------------
LIFO provision (benefit)                                                        1,035               709            (112)
---------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) CURRENT ASSETS AND LIABILITIES:
Accounts payable and accrued liabilities                                       23,843            (2,725)        (18,626)
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                              (913)           (2,885)         (1,507)
---------------------------------------------------------------------------------------------------------------------------
Inventories at current cost                                                    19,637            19,948           7,921
---------------------------------------------------------------------------------------------------------------------------
Other                                                                          (2,766)            1,268           2,439
===========================================================================================================================
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      53,457            25,961             555
===========================================================================================================================

INVESTING ACTIVITIES
Purchase of property and equipment, net                                        (5,737)           (2,949)         (5,809)
---------------------------------------------------------------------------------------------------------------------------
Payment for purchase of retail stores, net of cash acquired                   (31,175)               -          (10,093)
===========================================================================================================================
NET CASH USED FOR INVESTING ACTIVITIES                                        (36,912)           (2,949)        (15,902)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net borrowings (repayments) under revolving credit line                        (7,094)          (19,400)         20,100
---------------------------------------------------------------------------------------------------------------------------
Proceeds from term debt                                                            -                 -               -
---------------------------------------------------------------------------------------------------------------------------
Net repayments on term debt and other                                          (9,341)           (3,608)         (4,741)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                          (16,435)          (23,008)         15,359
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  110                 4              12
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                      783               779             767
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $    893          $    783         $   779
===========================================================================================================================

See accompanying notes.

(1) Includes $1,500,000 related to the Company's adoption of FAS 121.
(2) Includes $1,300,000 related to noncash store closure charge to write down store equipment, fixtures and leasehold improvements.

                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The consolidated financial statements include the accounts of Drug Emporium, Inc. and subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
The Company is primarily in the business of operating and franchising retail stores specializing in the sale of health and beauty care products, over-the-counter medication, prescription drugs, greeting cards, cosmetics and highly-consumable products primarily in an everyday-low-price format. During Fiscal 1999, the stores operated under the names of Drug Emporium, F&M Super Drug Stores, and Vix Deep Discount. As of year-end, approximately eighty percent of the Company-owned stores were located in the states of California, Georgia, Michigan, New Jersey, New York, Ohio and Pennsylvania.

Fiscal Year
The fiscal year of the Company is the 52-53 week period ending on the Saturday closest to the end of February. The quarter and fiscal year ends for 1999 and 1998 were as follows:

                          Fiscal year 1999    Fiscal year 1998
=================================================================
First quarter             May 30, 1998        May 31, 1997
-----------------------------------------------------------------
Second quarter            August 29, 1998     August 30, 1997
----------------------------------------------------------------
Third quarter             November 28, 1998   November 29, 1997
----------------------------------------------------------------
Year end                  February 27, 1999   February 28, 1998
=================================================================


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

Accounts Receivable
The Company uses the allowance method of accounting for uncollectible accounts. Accounts receivable are stated net of allowances for uncollectible accounts of $1,051,000 and $1,155,000 as of February 27, 1999 and February 28, 1998,
respectively.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by use of the last-in, first-out (LIFO) method. If current cost had been used, inventories would have been approximately $22,786,000 and $21,751,000 higher than reported at February 27, 1999 and February 28, 1998, respectively. Cost of sales is primarily computed on an estimated basis and adjusted based on physical inventory counts which are generally taken at all locations twice annually.

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

Goodwill
Goodwill is amortized over 15 years using the straight-line method. The Company amortized $580,000, $548,000, and $548,000 of goodwill during Fiscal 1999, 1998 and 1997, respectively. Accumulated amortization was $4,901,000 at February 27, 1999 and $4,321,000 at February 28, 1998. The Company reviews its goodwill for impairment annually, based upon expectations of nondiscounted cash flows and operating income. As of February 27, 1999, management believes that none of its goodwill is impaired.

Debt Issuance Costs
Debt issuance costs incurred in connection with the convertible subordinated debt are amortized using a straight-line method over the term of the debt. Amortization expense related to the issuance costs is reported as interest expense and approximated $55,000 in 1999, $55,000 in 1998, and $55,000 in 1997.
The amount of accumulated amortization, at February 27, 1999 and February 28, 1998, was $519,000 and $464,000, respectively.

Advertising Costs
The Company records expense for the production costs of radio and television advertising in the year incurred. Gross advertising costs, before vendor reimbursements, as a percentage of net sales, were 2.4 percent, 2.6 percent, and
2.1 percent in Fiscal 1999, 1998 and 1997, respectively.


14   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

Franchise Arrangements
Arrangements with franchisees and licensees who operate throughout the United States generally provide for initial fees, new store opening fees and continuing payments to the Company based upon a percentage of sales. The fees, when earned, and related costs are recorded net and included as a reduction to the Company's selling, administrative and occupancy expenses. Net franchise fees were $3,435,000, $4,794,000 and $4,840,000 in Fiscal 1999, 1998 and 1997,
respectively.

Vendor Contract Income Recognition
From time to time the Company enters into contracts with various suppliers for the purchase of merchandise for sale. These contracts may provide for contractual payments from vendors in exchange for product conversion, product placement, coverage of operational costs, purchase commitments, or similar inducements. The Company records vendor contract payments as a reduction of cost of sales over the life of the contract in the case of payments made with recourse, or when receivable in the case of non-recourse payments.

Store Closure Expense
The store closing reserve has been established based on management's expectation of the costs which will be incurred over the remaining lease terms of the closed locations, net of expected sublease income. In Fiscal 1997, the Company incurred costs associated with stores closed during Fiscal 1997 and earlier of $1.3 million, which was recorded as a part of special charges. In Fiscal 1998, additional store closing charges were offset by the receipt of $1.6 million related to a favorable lease buyout. During Fiscal 1999, as a result of an ongoing review of its business operations, the Company recorded special and nonrecurring charges of $9.4 million. The charges include a noncash component of $1.3 million to write down store equipment, fixtures and leasehold improvements at store locations to be closed, an accrual of $6.4 million to close seven underperforming store locations and record additional costs related to the Washington, D. C. area vacant store locations, and $1.7 million recorded as a component of gross margins in the Fiscal 1999 statement of operations due to store closure-related inventory liquidations and other inventory writedowns. The non-recurring inventory-related costs of the special charge have been recorded as a component of gross margins in accordance with Emerging Issues Task Force
(EITF) Issue No. 96 - 9.

Impairment of Long-Lived Assets
In Fiscal 1997, the Company adopted SFAS No. 121, Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, the Company evaluated the ongoing value of its long-lived assets. Based on this evaluation, the Company determined that leasehold improvements and leased assets for certain stores were impaired and recorded, as a part of special charges, the transitional amortization charge of $1,500,000. A $300,000 charge was recorded in Fiscal 1998 and is shown as occupancy expense in the consolidated statement of operations. No charge was recorded during Fiscal 1999.

Reclassifications
Certain amounts in prior years' financial statements have been reclassified to conform to the Fiscal 1999 presentation.

NOTE 2 - REVOLVING CREDIT LINE
During Fiscal 1999, the Company terminated its existing banking relationship and entered into a new agreement with BankBoston (the "Agreement"). The Agreement allows for revolving borrowings of up to $100 million, depending upon available collateral, and expires on October 31, 2003. The Agreement provides for an advance rate against both inventory and accounts receivable collateral. At the company's current level of working capital, the asset collateral borrowing base exceeds the $100 million credit facility limit. As of February 27, 1999, the Company's credit facility consisted of outstanding borrowings of $15.1 million, leaving $84.9 million available and unused as of that date.
     The Company's borrowing rate can fluctuate between the bank's prime rate and a LIBOR-based rate, depending on the ability of the Company to meet certain financial performance measures. At February 27, 1999, the weighted average borrowing rate was 6.97 percent. The Agreement requires a commitment fee on the revolver of .25 percent on the unused available credit and has no compensating balance requirements. Borrowings made pursuant to the Agreement are secured by substantially all assets of the Company. The repurchase of the Company's convertible subordinated debentures and stock and the payment of dividends are permitted, although some restrictions apply.

NOTE 3 - LONG-TERM DEBT

----------------------------------------------------------------------
(in thousands)    February 27, 1999   February 28, 1998 March 1, 1997
======================================================================
Convertible subordinated
   debentures               $49,421             $49,421      $49,421
----------------------------------------------------------------------
Term debt                         -               9,000       12,000
----------------------------------------------------------------------
Other                           746               1,120        1,860
----------------------------------------------------------------------
                             50,167              59,541       63,281
----------------------------------------------------------------------
Less current maturities        (242)             (3,375)      (3,950)
----------------------------------------------------------------------
                            $49,925             $56,166      $59,331
======================================================================

The Company has $49,421,000 of 7.75 percent convertible subordinated debentures outstanding. These debentures are unsecured obligations of the Company and may be converted into common stock of the Company at any time prior to maturity, unless previously redeemed. The conversion rate is 65.1466 shares per $1,000 principal amount of debentures (or approximately $15.35 per share),



                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 15
subject to certain adjustments under the terms of these debentures. These debentures are redeemable at the option of the Company at 100.7 percent of par plus accrued interest. This redemption rate will decline by .7 percent, to par on October 1, 1999. The debentures are subject to a sinking fund, commencing October 1, 2000, calculated to retire at least 70 percent of the debentures prior to the final maturity date of October 1, 2014. The Company has reserved 3,387,624 shares of common stock for issuance upon conversion of the debentures. During Fiscal 1999, the convertible debentures traded in a range of 76.75 percent to 89.5 percent of par, with a year-end price of 81.08 percent of par.
     The Company has a note bearing variable interest at 7.79 percent on February 27, 1999. Principal amounts related to the notes due for fiscal years 2000 through 2004 are $242,000, $260,000, $232,000, $7,000 and $5,000,
respectively.


NOTE 4 - OPERATING LEASES

The Company leases retail stores and certain equipment under non-cancelable operating leases which expire at various dates. Certain of the store leases require contingent rentals based upon sales in excess of specified amounts and generally require the Company to pay utilities, common area maintenance, insurance and taxes. Certain leases are renewable with escalation clauses. Rent expense (excluding rent expense for closed stores from the date closed) was $33,052,000, $33,732,000, and $32,854,000 during Fiscal 1999, 1998 and 1997, respectively.
     At February 27, 1999, future minimum operating lease payments during the next five years and thereafter are: 2000 - $31,116,000; 2001 - $28,769,000; 2002
- $24,174,000; 2003 - $20,587,000; 2004 - $16,296,000; and $34,510,000
thereafter. At February 27, 1999, the future minimum lease payments for closed stores total approximately $10,954,000 for which there are subleases in force aggregating $4,118,000.


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

------------------------------------------------------------------------------------
(in thousands)                February 27, 1999  February 28, 1998     March 1, 1997
=====================================================================================
Land and building                      $  3,331           $  3,331         $  3,475
------------------------------------------------------------------------------------
Furniture and fixtures                   44,817             40,188           38,941
------------------------------------------------------------------------------------
Acquired leases and leasehold
  improvements                           31,311             26,449           26,502
------------------------------------------------------------------------------------
                                         79,459             69,968           68,918
------------------------------------------------------------------------------------
Less allowances for
  depreciation and amortization         (48,751)           (43,191)         (38,506)
------------------------------------------------------------------------------------
                                       $ 30,708           $ 26,777         $ 30,412
====================================================================================

NOTE 6 - INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     The tax amounts recorded in the consolidated balance sheets consisted of the following:

----------------------------------------------------------------------------------
                                                     TAX AFFECTED AMOUNTS
----------------------------------------------------------------------------------
(in thousands)                              February 27, 1999  February 28, 1998
==================================================================================
Deferred tax assets (liabilities):
Loss and AMT credit carryforwards                     $ 2,493             $ 3,629
----------------------------------------------------------------------------------
Store closing reserve                                   2,124                 495
---------------------------------------------------------------------------------
Allowance for receivables                                 357                 393
---------------------------------------------------------------------------------
Property and equipment                                    827               1,031
---------------------------------------------------------------------------------
Other                                                     400                 817
----------------------------------------------------------------------------------
                                                        6,201               6,365
Inventory valuation                                    (2,397)             (2,170)
----------------------------------------------------------------------------------
Deferred income                                        (3,189)             (3,556)
---------------------------------------------------------------------------------
Other                                                    (649)               (649)
----------------------------------------------------------------------------------
                                                       (6,235)             (6,375)
Net deferred tax liability                                (34)                (10)
---------------------------------------------------------------------------------
Current tax balance                                    (2,051)                275
---------------------------------------------------------------------------------
                                                      $(2,085)            $   265
==================================================================================

There were no significant deferred tax valuation allowances as of February 27, 1999 and February 28, 1998. Significant components of the provision for income taxes are as follows:

------------------------------------------------------------------
(in thousands)                       1999        1998       1997
------------------------------------------------------------------
Current:
Federal                           $ 2,494     $   579    $  339
------------------------------------------------------------------
State and local                       242         264        242
------------------------------------------------------------------
Total current                       2,736         843        581
------------------------------------------------------------------
Deferred                               24         610        500
------------------------------------------------------------------
                                  $ 2,760     $ 1,453    $ 1,081
==================================================================

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

-----------------------------------------------------------------
(in thousands)                       1999       1998       1997
-----------------------------------------------------------------
Tax at statutory rate              $2,230     $1,069     $  759
-----------------------------------------------------------------
State income tax, net                 160        174        160
------------------------------------------------------------------
Goodwill                              186        186        186
------------------------------------------------------------------
Other, net                            184         24       (24)
------------------------------------------------------------------
                                   $2,760     $1,453     $1,081
=================================================================


16   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

The Company received refunds, net of income taxes paid, of $2,060,000 during Fiscal 1998, and made income tax payments of $1,050,000 in Fiscal 1997 and $478,000 in Fiscal 1999. At February 27, 1999, the Company has $2,493,219 of alternative minimum tax credit carry forward which has no expiration date.

NOTE 7 - SHAREHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of $1.00 par value preferred stock. The terms of the preferred stock are subject to determination by the Company's Board of Directors. The Company has a shareholder rights plan which provides for the distribution of a right to purchase one-hundredth of a share of preferred stock to each holder of common stock. The rights become exercisable upon the occurrence of certain triggering events, as defined in the plan. The Company has reserved 33,900 shares of Series A Preferred Stock in connection with the rights to be distributed under the plan with respect to the reserved shares of common stock. The rights plan was renewed during Fiscal 1999.

NOTE 8 - STOCK OPTION PLANS

The Company has adopted stock option plans for key employees. Under such plans, the Board of Directors may grant options for shares of common stock at a price not less than 100 percent of the fair market value of the shares on the date of grant. If an employee owns stock possessing more than 10 percent of the total combined voting power of the Company, the option price must be 110 percent of the fair market value on the date of grant. The options vest based on the term of the optionee's continuous employment at 10 percent to 30 percent per year. Service prior to date of grant is considered under certain plans.
     In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and, accordingly does not recognize compensation costs when the exercise price of its employee stock options is equal to or greater than the fair market value of the stock at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income would have been impacted by $125,000, $55,000 and $59,000 in Fiscal 1999, 1998 and 1997, respectively. The financial effects of applying SFAS No. 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income and earnings per share for future years.
     The estimated fair value of the options is amortized into expense over the options' vesting periods. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for Fiscal 1999, 1998 and 1997: Risk-free interest rate of 6.5 percent; no dividend yield; volatility factor of the expected market price of the Company's common stock of 0.44; and a weighted-average expected life of each option of five years.
     A summary of the Company's stock option activity during 1999, 1998, and 1997 and related information follows:

-----------------------------------------------------------------------------------------
                                                                  SHARES UNDER OPTION
-----------------------------------------------------------------------------------------
(in thousands, except per share amounts)                     1999       1998       1997
==========================================================================================
Outstanding, beginning of year                                796        916        881
-----------------------------------------------------------------------------------------
Granted (at $4.16 to $6.50 per share)                         152          -        118
-----------------------------------------------------------------------------------------
Cancelled                                                     (74)       (93)       (83)
-----------------------------------------------------------------------------------------
Exercised (at $4.81 to $6.50 per share)                        (6)       (27)         -
-----------------------------------------------------------------------------------------
Outstanding, end of year
  (at prices ranging from $4.03 to $8.81 per share)           868        796        916
-----------------------------------------------------------------------------------------
Exercisable, end of year
  (at prices ranging from $4.03 to $8.81 per share)           678        655        761
==========================================================================================

The weighted average per share price for options outstanding was $5.23 and $5.02 at the end of fiscal years 1999 and 1998, respectively.
     At the end of fiscal years 1999, 1998, and 1997 there were 55,000, 187,000, and 149,000 shares, respectively, reserved for future grants.

NOTE 9 - ACQUISITIONS

On February 5, 1999 the Company completed its purchase of substantially all of the assets of the Vix drug store chain, which operates twelve deep discount drug stores in the Buffalo and Rochester, New York areas. Both areas represent new markets for the Company. The acquired stores were operated under the Vix name by Tops, a division of Ahold International. The Company paid $31.2 million in cash for the assets of the business and assumed all store real estate leases. No other liabilities were assumed. The acquisition was accounted for as a purchase. The Fiscal 1999 consolidated statement of operations reflects the results of operations of the acquired stores since the date acquired.

                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 17

NOTE 10 - DEFINED CONTRIBUTION PLAN

The Company provides a defined contribution 401(k) plan to substantially all employees. Participants may make voluntary contributions to the plan of up to 15 percent of their compensation. Approximately $151,000, $154,000, and $65,000 was charged to expense for this plan in fiscal years 1999, 1998 and 1997, respectively.

NOTE 11 - SETTLEMENT OF LITIGATION

During Fiscal 1999, the Company reached a confidential settlement agreement with one of its franchisees to resolve a longstanding lawsuit. The impact of the settlement and associated legal costs was accounted for and reflected in the Fiscal 1998 results, net of a third-party recovery. The Company recorded a recovery of related prior period legal costs as a special credit in Fiscal 1998.

NOTE 12 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

------------------------------------------------------------------------------------
(in thousands, except per share amounts)         1999         1998         1997
====================================================================================
NUMERATOR:

Net income and numerator for basic
   earnings per share - income available
   to common stockholders                      $ 3,799      $ 1,691      $ 1,152
------------------------------------------------------------------------------------
Effect of dilutive securities:
      7.75% convertible debentures (1)            --           --           --
------------------------------------------------------------------------------------
Numerator for diluted earnings
   per share - income available to common
   stockholders after assumed conversions      $ 3,799      $ 1,691      $ 1,152
------------------------------------------------------------------------------------
DENOMINATOR:

Denominator for basic earnings
   per share - weighted-average shares          13,180       13,180       13,169
------------------------------------------------------------------------------------
Effect of dilutive securities:
      Employee stock options (2)                    34           17           13
------------------------------------------------------------------------------------
      7.75% convertible debentures (1)            --           --           --
------------------------------------------------------------------------------------
Dilutive potential common shares                  --           --           --
------------------------------------------------------------------------------------
Denominator for diluted earnings
   per share - adjusted weighted-average
   shares and assumed conversions               13,214       13,197       13,182
------------------------------------------------------------------------------------
Basic earnings per share                       $  0.29      $  0.13      $  0.09
------------------------------------------------------------------------------------
Diluted earnings per share                     $  0.29      $  0.13      $  0.09
====================================================================================

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

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Earnings    Earnings
                                                                        Per Common  Per Common  Stock Prices
                                      Net       Gross         Net         Share       Share     ------------    Dividends Paid
                                    Sales       Profit       Income      (Basic)    (Diluted)   High     Low   Per Common Share
================================================================================================================================
1999:
First quarter                      $209,172    $ 43,629    $    728       $ .06       $  .06    $4.56   $3.81         --
--------------------------------------------------------------------------------------------------------------------------------
Second quarter                      204,845      42,570       3,286         .25          .24     4.81    3.75         --
--------------------------------------------------------------------------------------------------------------------------------
Third quarter                       199,132      42,881        (767)       (.06)        (.06)    4.69    3.19         --
--------------------------------------------------------------------------------------------------------------------------------
Fourth quarter                      226,294      47,649         552         .04          .04     8.69    4.13         --
--------------------------------------------------------------------------------------------------------------------------------
                                   $839,443    $176,729    $  3,799     $   .29   $      .29                          --
================================================================================================================================
1998:
First quarter                      $209,214    $ 44,622    $    528       $ .04       $  .04    $5.50   $4.13         --
--------------------------------------------------------------------------------------------------------------------------------
Second quarter                      204,235      43,549         274         .02          .02     5.31    4.00         --
--------------------------------------------------------------------------------------------------------------------------------
Third quarter                       199,571      42,344         283         .02          .02     4.75    3.75         --
--------------------------------------------------------------------------------------------------------------------------------
Fourth quarter                      223,385      47,774         606         .05          .05     5.38    3.88         --
--------------------------------------------------------------------------------------------------------------------------------
                                  $ 836,405    $178,289    $  1,691       $ .13       $  .13                          --
================================================================================================================================


18  DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS
DRUG EMPORIUM, INC.

We have audited the accompanying consolidated balance sheets of Drug Emporium, Inc. and subsidiaries as of February 27, 1999 and February 28, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drug Emporium, Inc. and subsidiaries at February 27, 1999 and February 28, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 27, 1999, in conformity with generally accepted accounting principles.



/s/ Ernst + Young LLP

Columbus, Ohio
April 15, 1999



REPORT OF MANAGEMENT

The Management of Drug Emporium is responsible for the integrity and objectivity of the financial statements and related information. Accounting principles used in preparing the financial statements are those that are generally accepted in the United States, and include amounts that are based on our best judgments with due consideration given to materiality.
     Drug Emporium is dedicated to the highest standards of integrity, ethics and social responsibility. This dedication is reflected in written policy statements covering, among other subjects, compliance with all laws, proper business practices and adherence to the highest standards of conduct and practices in transactions with suppliers. Management's responsibilities are documented in the Company's Code of Conduct Policy which is reviewed and signed annually by members of management.
     Management believes that a sound, dynamic system of internal financial controls that balances benefits and costs provides the best safeguard for Company assets. Professional financial managers are responsible for implementing and overseeing the financial control system, reporting on management's stewardship of the assets entrusted to it by shareholders and maintaining accurate records.
     The Audit Committee of the Board of Directors is composed entirely of outside directors and meets at least annually with the independent auditors and management. The independent auditors have free access to the committee. The Audit Committee concerns itself with the scope of the audit, the adequacy of internal controls, the quality of financial reporting and other related matters. The Company has retained the services of Ernst & Young LLP as independent auditors. The independent auditors maintain an understanding of the internal control structure of the Company and conduct such tests and other auditing procedures considered necessary in the circumstances to express the opinion in the report.

/s/ David L. Kriegel
David L. Kriegel
Chairman and Chief Executive Officer



/s/ Michael P. Leach
Michael P. Leach
Chief Financial Officer



                                  [LOGO] DRUG EMPORIUM, INC. AND SUBSIDIARIES 19

BOARD OF DIRECTORS AND COMPANY MANAGEMENT


BOARD OF DIRECTORS
-------------------------------------------------------------------------------

John Havlicek(3)
Franchise Owner
Wendy's International, Inc.

Donald B. Hayes, Sr.(1)
Chairman andCEO
Mainbancorp, Inc.

David L. Kriegel(3)
Chairman, CEO and President
Drug Emporium, Inc.

Robert W. McCurdy, R.Ph.(1)
Assistant to the Dean
Ohio Northern University

Walter E. Sinterman(2)
President
Sinco, Inc.

William L. Sweet, Jr.(2)
Partner
Beckman Lawson, LLP

Wesley C. Wright(1)
President
Diversified Retail Solutions

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee


-------------------------------------------------------------------------------
[PHOTOGRAPH]

V. J. Wiechart, Sr.  R.Ph.
Member of the Board Directors and
Drug Emporium Foundation Trustee


[PHOTOGRAPH]

Roy Kerscher
Member of the Franchise Advisory
Board and Drug Emporium
Foundation Trustee

In 1998, the Company was saddened by the passing of two people who were very dear and important to us: V.J. "Tom" Wiechart and Roy J. Kerscher.
     Mr. Wiechart served on our Board of Directors from 1993 until his death in August 1998. In addition, he was a member of our Audit Committee. As a registered pharmacist and the owner of several pharmacies, he brought to the Company a unique and valuable perspective and keen business sense.
     As a member of our Franchise Advisory Board Mr. Kerscher was a valuable contributor to our Company. His in-depth knowledge of the grocery business, his ability to devise creative solutions to challenging issues, and the care and dedication he brought to his work made him a great asset to us.
     Mr. Wiechart and Mr. Kerscher will both be missed. We extend our condolences to both their families.
-------------------------------------------------------------------------------

CORPORATE OFFICERS
--------------------------------------------------------------------------------

David L. Kriegel
Chairman, CEO and President

A. Joel Arnold, R.Ph.
Senior Vice President

Thomas H. Ziemke
Senior Vice President

Jane H. Lagusch
Vice President and Secretary

Michael P. Leach
Chief Financial Officer and Treasurer

Lee Pfrogner, R.Ph.
Vice President


FRANCHISE ADVISORY BOARD
--------------------------------------------------------------------------------

William O. Conn
Volunteer Drug Distributors, Inc.
Charlotte, NC Franchise

Timothy B. Dargusch
Director - Franchise Operations

Richard Gibson
Emporium Drug Mart, Inc.
Longview, TX Franchise

Ron Mann
Mann Drug, Inc.
Brownsville/Victoria, TX Franchise

James A. Stiffler
Jim Stiffler, Inc.
Westerville, OH

Alan Stotsky, R.Ph.
American Coastal Realty
Detroit, MI


REGIONAL OPERATORS
-------------------------------------------------------------------------------

Earl J. Connell
Vice President - Eastern Region

Victor J. Tenuto
Vice President - Great Lakes Region

Roger D. Wilson
Vice President - Southeastern Region

Ronald L. Schneider, R.Ph.
Director - Western Region

Richard D. Jump
Director - Central Region

David L. Seimetz
Vice President - Midwest Region



DEPARTMENT DIRECTORS
-------------------------------------------------------------------------------

Stephen M. Denovchek, RPh.
Director - Pharmacy Operations

Larry Hood
Director - Purchasing

Louis C. Matt, Jr.
Director - Real Estate &
Store Planning

Terry L. Moore
Controller

Kimberly A. Oeberst
Director - Human Resources

James J. Schanzenbach
Director of Information Services



DRUG EMPORIUM FOUNDATION TRUSTEES
-------------------------------------------------------------------------------

Gene Graves
Chairman and CEO
Lakeview Farms, Inc.

David L. Kriegel
Chairman, CEO and President
Drug Emporium, Inc.

Thomas J. Moening
Chairman and CEO
Webb Insurance Agency, Inc.


20   DRUG EMPORIUM, INC. AND SUBSIDIARIES  [LOGO]

[PHOTOGRAPH]

Gene Wilborn, of Emporium Drug Mart, Inc., accepted the Franchise Operator of the Year Award at the Company's Annual Show in August.
     Emporium Drug Mart, Inc. operates eleven stores in Denton, Longview, Amarillo, Abilene, Lubbock, Waco and Tyler, Texas; Wichita, Kansas; Shreveport and Lafayette, Louisiana and Little Rock, Arkansas.


CORPORATE INFORMATION

CORPORATE OFFICES
Drug Emporium, Inc.
155 Hidden Ravines Drive
Powell, Ohio 43065
Phone: 740/548-7080

WEB SITE ADDRESS
http://www.DrugEmporium.com

AUDITORS
Ernst & Young LLP
Columbus, Ohio

TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

STOCK TRADING AND BOND TRADING
Common Shares are traded on the Nasdaq National Market under the symbol DEMP. The Company's 7-3/4% Convertible Subordinated Debentures, due October 1, 2014, are traded on the Nasdaq system under the symbol DEMPG.

STOCK PRICES
Information on stock prices and dividends is reflected in Note 13 of the consolidated financial statements. At April 26, 1999, the Company had approximately 4,200 beneficial holders of its common stock.

FORM 10-K
A copy of the annual report on Form 10-K for the fiscal year ended February 27, 1999 is available without charge to any stockholder upon written request directed to the Corporate Secretary.

                            THANK YOU FOR SHOPPING AT
                       DRUG EMPORIUM, F&M AND VIX STORES.

       CORPORATE OFFICES: Drug Emporium, Inc. 155 Hidden Ravines Drive
                       Powell, Ohio 43065 740.548.7080
                   ON-LINE STORE: http://www.DrugEmporium.com

ARKANSAS
*9112 Rodney Parham Road, Suite 110
Little Rock, AR 72205

CALIFORNIA
9922 Katella Avenue
Anaheim, CA 92804

3555 Clares Street
Capitola, CA 95010

12155 Central Avenue
Chino, CA 91710

1067 N. Grand Avenue
Covina, CA 91724

16119 Brookhurst
Fountain Valley, CA 92708

3171 Walnut Avenue
Fremont, CA 94538

2475 E. Chapman Avenue
Fullerton, CA 92631

9062 Adams Avenue
Huntington Beach, CA 92646

4951 La Palma Avenue
La Palma , CA 90623

1941 West Imperial Highway
La Habra, CA 90631

17875 Colima Road
La Puente, CA 91748

6030 Lankershim Avenue
N. Hollywood, CA 91606

5833 Jarvis Avenue
Newark, CA 94560

1538 E. Chapman Avenue
Orange, CA 92866

2701 Manhattan Beach
Redondo Beach, CA 90278

1880 S. Pacific Coast Hwy
Redondo Beach, CA 90277

5931 University Avenue
San Diego, CA 92115

4950 C Almaden Expressway
San Jose, CA 95118

9805 Campo Road
Spring Valley, CA 91977

24663 Crenshaw Boulevard
Torrance, CA 90505

13852 Red Hill Avenue
Tustin, CA 92680

GEORGIA
191 Alps Road
Athens, GA 30606

2953 N. Druid Hills Road
Atlanta, GA 30329

2625 Piedmont Road
Atlanta, GA 30324

2909 Washington Road
Augusta, GA 30909

3999 Austell Road
Austell, GA 30001

1543 Highway 138
Conyers, GA 30208

7424 Douglas Boulevard
Douglasville, GA 30135

2320 Pleasant Hill Road
Duluth, GA 30136

4400 Roswell Road, Suite 128
Marietta, GA 30062

3605 Sandy Plains Rd, Suite 300
Marietta, GA 30066

4975 Jimmy Carter Boulevard
Norcross, GA 30093

4015 Holcomb Bridge Road
Norcross, GA 30071

11060 Alpharetta Highway
Roswell, GA 30076

1475 Holcomb Bridge Road
Roswell, GA 30076

1900 Rockbridge Road
Stone Mountain, GA 30087

4000 La Vista Road
Tucker, GA 30084

4740 Jonesboro Road
Union City, GA 30291


INDIANA
700 Eastern Boulevard
Clarksville, IN 47130


KANSAS
9301 Santa Fe
Overland Park, KS 66212

*8829 West Central Avenue
Wichita , KS 67212


KENTUCKY
2310 Buttermilk Crossing
Crescent Springs, KY 41017

7654 Mall Road
Florence, KY 41042

90 Alexander Pike
Ft. Thomas, KY 41075

6801 Dixie Highway
Louisville, KY 40258

7100 Preston Highway
Louisville, KY 40219

4944 Shelbyville Road
Louisville, KY 40207


LOUISIANA
*500 Bertrand Drive
Lafayette, LA 70506

*5819 East Kings Highway
Shreveport, LA 71105


MARYLAND
6501 Baltimore National Pike
Baltimore, MD 21228

570 Baltimore Pike
Bel Air, MD 21014

5416 Annapolis Road
Bladensburg, MD 20710

1403 Merritt Boulevard
Dundalk, MD 21222

6320 Ritchie Highway
Glen Burnie, MD 21061

6197 Livingston Road
Oxon Hill, MD 20745

801 Goucher Boulevard
Towson, MD 21204


MICHIGAN
2105 South Telegraph Road
Bloomfield Hills, MI 48302

22200 Michigan Avenue
Dearborn, MI 48124

18859 East Nine Mile Road
Eastpointe , MI 48021

30100 Grand River Avenue
Farmington Hills, MI 48336

31005 Orchard Lake Road
Farmington Hills, MI 48334

280 West Nine Mile
Ferndale, MI 48220

1700 Dix Avenue
Lincoln Park, MI 48146

13505 Middlebelt Road
Livonia, MI 48150

1260 Rochester Road
Rochester Hills, MI 48307

30777 Gratiot Ave.
Roseville, MI 48066

31157 Woodward Ave.
Royal Oak, MI 48073

29712 Southfield Road
Southfield, MI 48076

14544 Racho Road
Taylor, MI 48180

27690 Van Dyke
Warren , MI 48093

35715 Warren Road
Westland, MI 48185


MINNESOTA
503 87th Lane NE
Blaine, MN 55434

5900 Shingle Creek Parkway
Brooklyn Center, MN 55430

780 West 66th Street
Richfield, MN 55423


MISSOURI
*2341 S M-291 Highway
Independence, MO 64057

*1020 West 103rd Street
Kansas City, MO 64114

10320 Manchester Road
Kirkwood, MO 63122

7435 Watson Road
Shrewsbury, MO 63119

10550 Baptist Church Road
St. Louis, MO 63128

1067 Regency Parkway
I-70 and Zembehl Road
St. Charles, MO 63301


NEW JERSEY
Route 38 & Cuthbert Road
Cherry Hill, NJ 08002

100 Barclay SC/Route #70 E.
Cherry Hill, NJ 08034

1690 Nottingham Way
Hamilton, NJ 08619

310 White Horse Pike
Lawnside, NJ 08045

3371 Brunswick Pike
Lawrenceville, NJ 08648

Route 38 & Lenola Road
Moorestown, NJ 08057

*2888 Route 10 West
Morris Plains, NJ 07950

1014 Rt. 9 & Ernston Road
Parlin, NJ 08859

1 Shoppers Lane
Turnersville, NJ 08012

*3196 Kennedy Blvd.
Union City, NJ 07087


NEW YORK
3330 Sheridan Drive
Amherst, NY 14226

1740 Kenmore Avenue
Buffalo, NY 14216

101 French Road, Suite 20
Cheektowaga, NY 14227

3401 Genesee Street
Cheektowaga, NY 14225

100 Village Landing
Fairport, NY 14450

2255 E. Ridge Road
Irondequoit, NY 14622

3640 Delaware Avenue
Kenmore, NY 14217

2429 Military Road
Niagara Falls, NY 14304

3333 W. Henrietta Road
Rochester, NY 14623

1900 Ridge Road
West Seneca, NY 14224

705 Maple Road
Williamsville, NY 14221

4101 Transit Road
Williamsville, NY 14221


NORTH CAROLINA
*8330 Pineville Matthews Road
Charlotte, NC 28226

*5401 South Boulevard, Suite 230-A
Charlotte, NC 28217

*6321 Albemarle Road
Charlotte, NC 28212

*3400 Westgate Drive
Durham, NC 27707

*2803 Battleground Avenue
Greensboro, NC 27408

*980 Cloverleaf Plaza
Kannapolis, NC 28083

*8111 Creedmoor Road
Raleigh, NC 27613


OHIO
6106 Wilmington Pike
Centerville, OH 45459

3670 Werk Road
Cincinnati, OH 45248

2692 Madison Avenue, Suite B
Cincinnati, OH 45208

8445 Colerain Avenue
Cincinnati, OH 45239

485 East Kemper Road
Cincinnati, OH 45246

8590 Beechmont Avenue
Cincinnati, OH 45255

7700 Montgomery Road
Cincinnati, OH 45236

3790 East Broad Street
Columbus, OH 43213

260 Graceland Boulevard
Columbus, OH 43214

2650 Bethel Road
Columbus, OH 43220

3574 Soldano Blvd
Columbus, OH 43228

5737 Emporium Square
Columbus, OH 43231

5439 Salem Avenue
Dayton, OH 45426

5522 Springboro Pike
Dayton, OH 45449

7040 Perimter Loop Drive
Dublin, OH 43016

379 Stoneridge Lane
Gahanna, OH 43230

965 Hebron Road
Heath, OH 43056

6430 Tussing Road
Reynoldsburg, OH 43068


OKLAHOMA
4202 N.W. Expressway
Oklahoma City, OK 73116


PENNSYLVANIA
925 Easton Road
Abington, PA 19001

239 Concord Road
Aston, PA 19014

2637 Street Road
Bensalem, PA 19020

2920 Springfield Road
Broomall, PA 19008

125 West Lincoln Highway
Exton, PA 19341

305 Lancaster Pike
Frazer, PA 19355

610 Old York Road
Jenkinstown, PA 19046

553 South Broad Street
Lansdale, PA 19446

Route 1
Levittown, PA 19056

2830 Dekalb Pike
Norristown, PA 19401

1200 Welsh Road
North Wales, PA 19454

24th & Oregon
Philadelphia, PA 19145

9212 Franford Avenue At Linden
Philadelphia, PA 19114

3899 Aramingo Avenue
Philadelphia, PA 19137

6515 Castor Avenue
Philadelphia, PA 19149

314 Lewis Road
Royersford, PA 19468

550 East Lancaster Avenue
St. David, PA 19087

2637 Ridge Pike
Trooper, PA 19403

501 South 69th Street
Upper Darby, PA 19082

599 Old York Road
Warminster, PA 18974


TEXAS
*2550 Barrow Street
Abilene, TX 79605

*4210 B S.W. 45th Avenue
Amarillo, TX 79109

*800 E. Road To Six Flags
Arlington, TX 76011

*3700 Bee Caves Road
Austin, TX 78746

*7301 Burnet Road, #200
Austin, TX 78757

*230 Security Drive
Brownsville, TX 78521

*3065 N. Josey Lane
Carrollton, TX 75006

*12801 Midway Road
Dallas, TX 75244

*9661 Audelia Road, Suite 300
Dallas, TX 75238

*5517 Arapaho Road
Dallas, TX 75248

*354 Hillside Village
Dallas, TX 75214

*824 West University
Denton, TX 76201

*6242 Hulen Bend Boulevard
Ft. Worth, TX 76132

*6900 Ridgmar Meadow Road
Ft. Worth, TX 76116

*950 W. Centerville Road
Garland, TX 75041

*770 Bedford-Eugless Road
Hurst, TX 76053

*420 E. FM 3040, Suite 700
Lewisville, TX 75067

*2321 West Loop 281
Longview, TX 75604

*5109 82nd Street
Lubbock, TX 79424

*2201 Preston Road - Suite B
Plano, TX 75093

*1021 N. Central Expressway
Plano, TX 75075

*1736 E. Beltline Road
Richardson, TX  75081

*50 Dal Rich Shopping Center
Richardson, TX  75080

*2211 NW Military Highway, #127
San Antonio, TX 78213

*1530 Austin Highway, #101
San Antonio, TX 78218

*5614 South Broadway
Tyler, TX 75703

*4303 N. Navarro Street, North
Victoria, TX 77901

*5900 Bosque Boulevard
Waco, TX 76710

VIRGINIA
5935 Centreville Crest Lane
Centreville, VA 22020

*2165 Cunningham Drive
Hampton, VA 23666

*3750 Virginia Beach Boulevard #25
Virginia Beach, VA 23452


WISCONSIN
16800 Blue Mound Road
Brookfield, WI 53005

6200 West Brown Deer Road
Brown Deer, WI 53223

5050 S. 74th Street
Greenfield, WI 53221

6251 S. 27th Street
Greenfield, WI 53221

1537 E. Moreland Boulevard
Waukesha, WI 53186

10909 West Oklahoma Avenue
West Allis, WI 53227


WEST VIRGINIA
*3 Mall Road
Barboursville, WV 25504

*120 Beckley Crossing
Beckley, WV 25801

*5101 McCorkle Avenue, SE
Charleston, WV 25304

*1603 Kanawha
Boulevard West
Charleston, WV 25312


* FRANCHISE LOCATIONS

  [LOGO] Printed in the U.S.A. on recycled paper

         (C) 1999 Drug Emporium, Inc.